As filed with the Securities and Exchange Commission on May 19, 2004

Registration No. 333-114549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NETLOGIC MICROSYSTEMS, INC.

(Exact name of Registrant as specified in our charter)

Delaware	3674	77-0455244
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

450 National Avenue

Mountain View, CA 94043

(650) 961-6676

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald S. Jankov

President and Chief Executive Officer

NetLogic Microsystems, Inc.

450 National Avenue

Mountain View, CA 94043

(650) 961-6676

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan B. Kalin Charles S. Lee Bingham McCutchen LLP 1900 University Avenue East Palo Alto, CA 94303	Donald Witmer Chief Financial Officer NetLogic Microsystems, Inc. 450 National Avenue Mountain View, CA 94043	Nora L. Gibson Mark J. Casper Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay our effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 19, 2004

PROSPECTUS

                     Shares

Common Stock

This is NetLogic Microsystems, Inc.’s initial public offering of its common stock. We are offering              shares of our common stock. We expect the public offering price to be between $             and $             per share.

Currently, no public market exists for the shares. After pricing of the offering, we expect the shares will be quoted on the Nasdaq National Market under the symbol “NETL.”

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 5 of this prospectus.

	Per Share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to NetLogic Microsystems	$	$

The underwriters may also purchase up to an additional              shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                          , 2004.

Merrill Lynch & Co.	Lehman Brothers

UBS Investment Bank	A.G. Edwards

The date of this prospectus is                     , 2004.

[Outside of gatefold]

[Photograph of one of NetLogic’s integrated circuits, followed by the text “Enabling Network Awareness” and an arrow pointing to the right]

[Inside of gatefold]

[Blue border across top of page]

[Company logo in upper left of page]

[In upper right of page, following text: “Our knowledge-based processors feature innovative design architecture and advanced circuit designs, which provide extremely fast processing speeds, low power dissipation and small IC size. Knowledge-based processors allow network service providers to offer more advanced functionality for the Internet, such as voice over Internet Protocol, or VoIP, virtual private networks, or VPNs, and streaming video and audio.”]

[Graphic depiction of typical network connections among core, metro, enterprise, edge and access networks and various end-user devices, such as workstations, laptops and cell phones, with faint image of human head in the background]

[At bottom of page, the following text: “Putting Intelligence in the Network™”]

[Inside prospectus cover]

[Blue border continues across top of page]

[Background consists of photographs of people using Internet-connected devices (top and bottom rows) and routers, switches and other networking systems (two middle rows)]

[Center of page, in foreground, photograph of an integrated circuit with the following text “Putting Intelligence in the Network™”]

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

We claim common law trademark rights in the “NETLOGIC MICROSYSTEMS” name and logo. All other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners.

References to third parties contained in this prospectus do not constitute an endorsement by these parties to purchase shares of our common stock.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before you decide to buy our common stock. References to “we”, “us” and “our” refer to NetLogic Microsystems, Inc.

NetLogic Microsystems, Inc.

We are a semiconductor company that designs, develops and markets high performance knowledge-based processors for a variety of advanced Internet, corporate and other networking systems, such as routers, switches, network access equipment and networked storage devices. Knowledge-based processors are integrated circuits that employ an advanced processor architecture and a large knowledge database containing network and network user information to make complex decisions about individual packets of information travelling through the network. Our knowledge-based processors significantly enhance the ability of networking original equipment manufacturers, or OEMs, to supply network service providers with systems offering more advanced functionality for the Internet, such as voice transmission over the Internet, or VoIP, virtual private networks, or VPNs, and streaming video and audio.

Our knowledge-based processors are designed into systems offered by leading networking OEMs, which we refer to as our OEM customers. Our OEM customers include Alcatel, ARRIS Group, Inc., Atrica Israel, Ltd., Cisco Systems, Inc., CloudShield Technologies, Inc., Extreme Networks, Inc., Fujitsu Limited, Hitachi, Ltd., Huawei Technologies Co., Ltd., Juniper Networks, Inc., and Nortel Networks Corporation. We have developed close, collaborative relationships with our OEM customers, as well as the third party contract manufacturers used to manufacture their systems. Our revenue grew from $813,000 for the three months ended March 31, 2003 to $8.3 million for the three months ended March 31, 2004 due primarily to a rapid increase in new customer orders for our knowledge-based processors. In these same periods, our losses increased from $4.8 million for the three months ended March 31, 2003 to $5.4 million for the three months ended March 31, 2004.

Rapid growth of voice, video and data traffic, as well as the greater complexity created by the convergence of these types of traffic, increasingly challenges OEMs to offer systems that enable network service providers to introduce new services over the Internet, such as VoIP, VPNs, video on demand, streaming video and audio and music file downloading. In particular, networking systems must increasingly use knowledge about the overall network, which includes the method and manner in which these systems are interconnected, as well as traffic patterns and congestion points, connection availability, user-based privileges, priorities and other attributes. Using this knowledge to make complex decisions about individual packets of information is what we refer to as network-aware processing.

Several powerful trends are increasing demand for network-aware processing:

•	Increasing Internet traffic. Higher bandwidth necessary for new applications such as file sharing and downloading of digital media content including digital audio files and streaming video requires faster processing speeds;

•	Increasing network security. Additional features to prevent security breaches and control access to network destinations require more advanced processing capabilities;

•	Convergence of voice, video and data traffic. Sharing of network resources among voice, video and data traffic requires prioritization of communication flows to maintain quality of service; and

•	Proliferation of Internet-connected devices. Proliferation of devices connected to the Internet requires greater processing capabilities to facilitate communications between these devices.

Networking OEMs face growing pressure to rapidly introduce new products, reduce their design and manufacturing costs and respond to the growing demand from network service providers for new and advanced services. These OEMs choose to focus on their core competencies in the design and development of certain functionalities within their networking systems, as well as systems-level design and integration. As a result, networking OEMs increasingly seek third party providers of advanced processing solutions that complement their core competencies to enable network awareness within their systems and meet their escalating performance requirements.

Our knowledge-based processors incorporate advanced technologies that enable rapid processing, such as a superscalar architecture, which uses parallel processing techniques, and deep pipelining, which segments processing tasks into smaller sub-tasks, for higher decision throughput. These technologies enable networking systems to perform a broad range of network-aware processing functions, such as access control for network security, prioritization of traffic flow to maintain quality of service, or QoS, and statistical measurement of Internet traffic for transaction billing.

In order to meet the stringent demands on our knowledge-based processors for high speed, low power dissipation and small integrated circuit size, we use a highly customized design approach consisting of transistor-level circuit design and layout flows. By using this approach, we are able to implement processing elements that are defined at a fundamental transistor level, leading to higher levels of performance. Designing integrated circuits at the transistor level requires a comprehensive understanding of device physics to maximize device performance.

Our objectives are to be the leading provider of network-aware processing solutions to networking OEMs and to expand into new markets and applications. To achieve these goals, we are pursuing the following strategies:

•	maintain and extend our market and technology leadership positions by continuing to be the first to introduce knowledge-based processors with new levels of performance and features to networking OEMs;

•	focus on long-term relationships with industry-leading OEM customers;

•	leverage technologies to create new products and pursue new market opportunities;

•	capitalize on our highly focused business model; and

•	expand our international presence.

We organized our business in 1995 as a California limited liability company and incorporated in Delaware in 2000. Our principal executive offices are located at 450 National Avenue, Mountain View, California 94043. Our telephone number is (650) 961-6676. Our web site is netlogicmicro.com. The information on our web site is not incorporated by reference into this prospectus.

The Offering

Common stock offered by NetLogic Microsystems, Inc.	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, including expansion of sales and marketing, research and development efforts, repayment of indebtedness in the aggregate principal amount of $18.6 million and general and administrative efforts.

Overallotment option	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock to cover overallotments.

Proposed Nasdaq National Market symbol	NETL

Unless otherwise indicated, the share information in this prospectus is as of March 31, 2004 and

•	Reflects the conversion of all shares of our preferred stock outstanding as of March 31, 2004 into 38,560,664 shares of common stock, which will occur automatically immediately prior to the closing of this offering;

•	Includes 5,193,115 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2004, with a weighted average exercise price of $0.49 per share of which options to purchase 1,199,352 shares were vested at March 31, 2004;

•	Includes 577,984 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2004, with a weighted average exercise price of $1.60 per share, of which warrants for 391,000 shares expire immediately prior to the closing of this offering;

•	Excludes shares of common stock authorized for future issuance under our 2004 Equity Incentive Plan;

•	Excludes 3,000,000 shares of common stock authorized for future issuance under our 2004 Employee Stock Purchase Plan; and

•	Assumes the underwriters’ option to cover overallotments is not exercised.

Summary Financial Information

The following table sets forth summary financial data about our operating results and financial condition. You should read this information together with our financial statements and the notes to those statements and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus. The pro forma data in the table below reflect our capitalization as of March 31, 2004, with adjustments for the conversion of all shares of our preferred stock outstanding as of March 31, 2004 into 38,560,664 shares of common stock, which will occur automatically immediately prior to the closing of this offering, the issuance of 5,193,115 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2004, with a weighted average exercise price of $0.49 per share, and the issuance of 577,984 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2004, with a weighted average exercise price of $1.60 per share, of which warrants to purchase 391,000 shares expire immediately prior to the closing of this offering. The pro forma as adjusted data in the table below reflect the application of the net proceeds from our sale of our common stock in this offering at an assumed public offering price of $         per share and after the deduction of the underwriting discount and estimated offering expenses.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$225	$1,661	$2,012	$2,895	$13,535	$813	$8,267
Gross margin	164	714	873	1,172	(6,780)	155	2,697
Research and development	3,254	5,882	11,641	17,133	18,312	3,677	4,084
Selling, general and administrative	1,654	3,059	4,965	4,184	4,405	1,015	1,544
Stock based compensation	—	—	—	4	2,675	317	2,253
Loss from operations	(4,744)	(8,227)	(15,733)	(20,149)	(32,172)	(4,854)	(5,184)
Net loss	$(5,214)	$(8,123)	$(15,328)	$(19,919)	$(31,960)	$(4,793)	$(5,405)
Pro forma net loss per share					$(0.64)		$(0.10)
Basic and diluted shares used to compute pro forma net loss per share					50,173		52,268

	March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$23,475	$23,475	$
Working capital	7,249	7,249
Total assets	40,708	40,708
Debt	15,367	15,367
Redeemable convertible preferred stock	91,600	—
Stockholders’ (deficit) equity	(82,147)	12,910

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, and all of the other information contained in this prospectus, before deciding whether to purchase our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We expect to derive substantially all of our revenue from sales of our knowledge-based processors, and, if the demand for these products does not grow, we may not achieve our growth and strategic objectives.

Our knowledge-based processors are used primarily in networking systems, including routers, switches, network access equipment and networked storage devices. We derive a substantial portion of our total revenue from sales of our knowledge-based processors in the networking market and expect to continue to derive a substantial portion of our total revenue from this market for the foreseeable future. Sales of our knowledge-based processors accounted for 71.5% of our total revenue in the first quarter of 2004 and 42.7% and 6.5% of our total revenue in 2003 and 2002, respectively. We believe our future business and financial success depends on continued market acceptance and increasing sales of our knowledge-based processors. In order to meet our growth and strategic objectives, networking original equipment manufacturers, or OEMs, must continue to incorporate our products into their systems as their preferred means of enabling network-aware processing of IP packets, and the demand for their systems must grow as well. Thus, our future success depends in large part on factors outside our control, and sales of our knowledge-based processors may not meet our revenue growth and strategic objectives.

Because we rely on a small number of customers for a significant portion of our total revenue, the loss of, or a significant reduction in, orders for our products from these customers would negatively affect our total revenue and business.

To date, we have been dependent upon orders for sales of knowledge-based processors to a limited number of customers, and, in particular, Cisco, for most of our total revenue. In the first quarter of 2004, Cisco and its contract manufacturers accounted for 64.0% of our total revenue (and 68.2% of our total product revenue). In 2003, Cisco and its contract manufacturers accounted for 33.5% of our total revenue (and almost 45.0% of our total product revenue), license fees from Micron Technology, Inc., or Micron, accounted for 25.9% of our total revenue and orders placed by sales representatives at the request of Hitachi accounted for 13.2% of our total revenue. In 2002, Cisco and its contract manufacturers accounted for 21.6% of our total revenue. In 2001, Cisco and its contract manufacturers accounted for 15.3% of our total revenue, and orders placed by independent sales representatives for Huawei Technologies accounted for 12.3% of our total revenue. We expect that our future financial performance will continue to depend in large part upon our relationship with Cisco and several other networking OEMs.

We cannot assure you that existing or potential customers will not develop their own solutions, purchase competitive products or acquire companies that use alternative methods to enable network-aware processing in their systems. We do not have long-term purchase commitments from any of our OEM customers or their contract manufacturers, all of whom do business with us currently only on the basis of short-term purchase orders, which often are cancelable prior to shipment. The loss of orders for our knowledge-based processors for Cisco products or products of other major users of our knowledge-based processors would have a significant negative impact on our business.

We face additional risks to our business success and financial condition because of our dependence on a small number of customers for sales of our products.

Our dependence on a small number of customers, especially Cisco and its contract manufacturers, for most of our revenue in the foreseeable future creates additional risks for our business, including the following:

•	we may face problems in collecting a substantial portion of our accounts receivable if any of these companies faces financial difficulties or dispute payments;

•	we may face increased pressure to reduce the average selling prices of our knowledge-based processors;

•	we may find it difficult to pass through increases in our manufacturing and other direct costs; and

•	the reputation of our knowledge-based processors in the marketplace may be affected adversely if Cisco or other networking OEMs that represent a significant percentage of our sales of knowledge-based processors reduce or cease their use of our products.

We have a history of operating losses, may incur significant operating losses in the future and may not be able to achieve or sustain profitability.

We have recorded operating losses in each year since our inception in 1995. At March 31, 2004, we had an accumulated deficit of approximately $92.6 million. To become profitable, we will have to generate greater total revenue and control costs and expenses. We cannot assure you that we will be able to generate greater total revenue, or limit our costs and expenses, sufficiently to achieve profitability. Even if we become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our limited history of sales of our knowledge-based processors makes it difficult to evaluate our prospects.

Although our first knowledge-based processor was introduced in the second quarter of 2002, we did not have significant sales of these products until the third quarter of 2003. We cannot provide assurance that sales of our knowledge-based processors will increase substantially in the future. Due to our limited historical sales data and the high concentration of our sales with a small number of networking OEMs, our ability to predict future sales and operating results for our products is limited, and, accordingly, prior quarterly or annual results may not be an indication of our future revenue growth or financial results.

We have sustained substantial losses from low production yields in the past and may incur such losses in the future.

Designing and manufacturing integrated circuits is a difficult, complex and costly process. Once research and development has been completed and the foundry begins to produce commercial volumes of the new integrated circuit, products still may contain errors or defects that could adversely affect product quality, efficiency and reliability. We have experienced low yields and have incurred substantial research and development expenses in the design and initial production phases of all of our legacy network search engine products and knowledge-based processors during the past three years. For example, after the introduction of our first knowledge-based processor, we shipped a substantial quantity of these knowledge-based processors to Cisco, which processors met our yield objectives and passed the qualification and testing procedures that Cisco and we had applied to them. Subsequently, Cisco began to apply more rigorous testing on their networking systems that identified certain situations in which our products failed to perform to specification. As a result, Cisco returned these products to us under the terms of our standard warranty, and we replaced them with processors that passed more stringent testing procedures. The more stringent testing resulted in unusually low production yield. As a result of these events, we reduced the carrying value of our inventory at December 31, 2003 by $7.0 million to properly record them at their estimated market value. In addition, we established reserves to cover expected future losses on non-cancelable commitments to purchase wafers from our foundries as we estimated that the cost of these wafers and the additional expenses required to package and test the finished products would exceed the price at which the final products could be sold by approximately $3.4 million. The reserves were recorded in the third and fourth quarters of 2003. Although the previously identified errors have not appeared in tests of Cisco networking systems’ replacement parts, and some of the products that we have written down may be reclassified as good parts and resold, we cannot assure you that this error or other material problems will not occur in knowledge-based processors that we have shipped previously or may ship in the future. Moreover, we cannot be certain that other low yield problems with similar or even greater consequences will not arise in the future.

Because we sell our products on a purchase order basis and rely on estimated forecasts of our customers’ needs, inaccurate forecasts could adversely affect our business.

We sell our products pursuant to individual purchase orders, and not pursuant to long-term purchase commitments. Therefore, we rely on estimated demand forecasts, based upon input from our customers, to determine how much product to manufacture. Because our sales are based on purchase orders, our customers may cancel, delay or otherwise modify their purchase commitments with little or no consequence to them and with little or no notice to us. For these reasons, we generally have limited visibility regarding our customers’ product needs. We cannot provide assurance as to the quantities or timing required by our customers for our products. With the exception of the Cisco product warranty returns in the first quarter of 2004, we have experienced a low cancellation rate and few warranty-related returns during the last two years. However, we cannot assure you that we will not experience subsequent substantial warranty claims or that warranty claims will not result in cancellation of existing orders or reluctance of customers to place future orders. In addition, the product design cycle for networking OEMs is lengthy, and it may be difficult for us to accurately anticipate when they will commence commercial shipments of products that include our knowledge-based processors. Whether in response to changes affecting the industry or a customer’s specific business pressures, any cancellation, delay or other modification in our customers’ orders could significantly reduce our revenue, cause our operating results to fluctuate from period to period and make it more difficult for us to predict our revenue. In the event of a cancellation or reduction of an order, we may not have enough time to reduce operating expenses to minimize the effect of the lost revenue on our business, and we may purchase too much inventory and spend more capital than expected.

We do not expect to sustain our recent revenue growth rate.

We have recently experienced significant revenue growth. Specifically, our total revenue increased 916.9% from $813,000 in the first quarter of 2003 to $8.3 million in the first quarter of 2004. In addition, our total revenue increased 367.5% from $2.9 million in 2002 to $13.5 million in 2003, including non-recurring license fees of approximately $3.5 million in 2003. We do not expect similar revenue growth rates in future periods, nor do we expect to receive any significant payments from non-recurring engineering services beyond 2004. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of the future rate of our revenue growth or our future financial results.

We are dependent on contract manufacturers for a significant portion of our revenue.

Many of our OEM customers, including Cisco, use third party contract manufacturers to manufacture their networking systems. These contract manufacturers represented 65.6%, 38.4% and 26.8% of our total revenue in the first quarter of 2004, in 2003 and in 2002, respectively. Contract manufacturers purchase our products directly from us on behalf of networking OEMs. Although we work with our OEM customers in the design and development phases of their systems, these OEM customers are gradually giving contract manufacturers more authority in product purchasing decisions. As a result, we depend on a concentrated group of contract manufacturers for a substantial portion of our revenue. If we cannot compete effectively for the business of these contract manufacturers or if any of the contract manufacturers, which work with our OEM customers, experience financial or other difficulties in their businesses, our revenue and our business could be adversely affected. In particular, if one of our OEM customer’s contract manufacturers becomes subject to bankruptcy proceedings, neither we nor our OEM customer may be able to obtain any of our products held by the contract manufacturer. In addition, we may not be able to recover any payments owed to us by the contract manufacturer for products already delivered or recover the products held in the contract manufacturer’s inventory when the bankruptcy proceeding is initiated. If we are unable to deliver our products to our OEM customers in a timely manner, our business would be adversely affected.

The average selling prices of our products may decline, which could reduce our revenue and gross margin.

The average selling prices of our products may decline over the course of their commercial lives, principally due to the supply of competing products, reduction in demand from customers, pressure from customers to reduce prices and product cycle changes. Declining average selling prices will adversely affect our future operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes and achieving corresponding production cost reductions, or if we fail to develop and introduce new products and enhancements on a timely basis, our revenue and operating results will suffer.

We rely on third parties for the manufacture of our products, and a significant increase in wafer pricing or our failure to secure sufficient capacity could limit our growth and adversely affect our operating results.

As a fabless semiconductor company, we rely on third-party wafer foundries to manufacture our products. We currently do not have long-term supply contracts with either of our wafer foundries, Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC, and United Microelectronics Corporation, or UMC. Neither TSMC nor UMC is obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. As a result, there are numerous risks associated with our reliance on these wafer foundries, including the possibilities that TSMC or UMC may give higher priority to their other customers or that our relationships with either wafer foundry may deteriorate. We cannot assure you that TSMC and UMC will continue to provide us with our products at acceptable yields or in sufficient quantities, for reasonable costs and on a timely basis to meet our customers’ needs. A failure to ensure the timely fabrication of our products could cause us to lose customers and could have a material adverse effect on our operating results.

If either wafer foundry, and in particular TSMC, ceases to provide us with required production capacity with respect to our products, we cannot assure you that we will be able to obtain manufacturing capacity from other wafer foundries on commercially reasonable terms or that these arrangements, if established, will result in the successful manufacturing of our products. These arrangements might require us to share our technology and might be subject to unilateral termination by the wafer foundries. Even if such capacity is available from another manufacturer, we would need to qualify the manufacturer, which process could take six months or longer. Furthermore, we may not be able to identify or qualify manufacturing sources that would be able to produce wafers with acceptable manufacturing yields.

We also rely on third parties for other products and services, including the assembly and testing of our products, and any failure by third parties to provide the tools and services we require could limit our growth and adversely affect our future operating results.

All of our products are assembled and tested by third-party vendors and require the use of high performance assembly and test equipment. In addition, in connection with the design of our products, we use software tools, which we obtain from third party software vendors, for simulation, layout and other design purposes. Our reliance on independent assembly, testing, software and other vendors involves a number of risks, including reduced control over delivery schedules, quality assurance and costs. We currently do not have long-term supply contracts with all of these third party vendors. As a result, most of these third party vendors are not obligated to provide products or perform services to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. The inability of these third party vendors to deliver high performance products or services of acceptable quality and in a timely manner, could lengthen our design cycle, result in the loss of our customers and reduce our revenue.

Our costs may increase substantially if the wafer foundries that supply our products do not achieve satisfactory product yields or quality.

The wafer fabrication process is an extremely complicated process where the slightest changes in the design, specifications or materials can result in material decreases in manufacturing yields or even the suspension of production. From time to time, we and our wafer foundries have experienced, and are likely to experience manufacturing defects and reduced manufacturing yields related to errors or problems in our wafer foundries’ manufacturing processes or the interrelationship of their processes with our designs. In some cases, our wafer foundries may not be able to detect these defects early in the fabrication process or determine the cause of such defects in a timely manner. We may incur substantial research and development expense for prototype or development stage products as we qualify the products for production.

Generally, in pricing our knowledge-based processors, we assume that manufacturing yields will continue to increase, even as the complexity of our products increases. Once our products are initially qualified with our wafer foundries, minimum acceptable yields are established. We are responsible for the costs of the wafers if the actual yield is above the minimum; otherwise, the wafer foundry is responsible for the costs. The minimum acceptable yields for our new products are generally lower at first and increase as we achieve full production. Whether as a result of a design defect or manufacturing error, unacceptably low product yields or other product manufacturing problems could substantially increase the overall production time and costs and adversely impact our operating results on sales of our products. Product yield losses in excess of the minimum acceptable yields will increase our costs and reduce our gross margin. In addition to significantly harming our operating results and cash flow, poor yields may delay shipment of our products and harm our relationships with existing and potential customers.

To be successful we must continue to develop and manufacture innovative products to meet the evolving requirements of networking OEMs.

To remain competitive, we devote substantial resources to research and development, both to improve our existing knowledge-based processor technology and to develop new technology. We also seek to improve the manufacturing processes for our knowledge-based processors, including the use of smaller process geometries, which we believe is important for our products to serve our OEM customers’ requirements for increased network-aware processing. Our failure to migrate our knowledge-based processors to logic processes at smaller process geometries could substantially reduce the future competitiveness of our products. In addition, from time to time, we may have to redesign some of our knowledge-based processors or modify the manufacturing process for them. We cannot give you any assurance that we will be able to improve our existing knowledge-based processor technology or develop and integrate new technology into our products. Even if we design better knowledge-based processors, we may encounter problems during the manufacturing or assembly process, including reduced manufacturing yields, production delays and increased expenses, all of which could adversely affect our business and results of operations.

In addition, given the highly complex nature of these products, even the slightest change or adjustment to our integrated circuit designs could require substantial resources to implement them. We may not be able to make these changes or adjustments to our knowledge-based processors or correct any errors or defects arising from their implementation. Failure to make these changes or adjustments or correct these errors or defects during the product development stages, or any resulting delays, could severely harm our existing and potential customer relationships and could likely increase our development costs, adversely affecting our operating results. If these changes, adjustments, errors or defects are not identified or requested until after commercial production has begun or after products have been delivered to customers, we may be required to re-test existing inventory, replace products already shipped or re-design the products, all of which would likely result in significant time delays and additional costs and expenses. For example, we accelerated production of our knowledge-based processors to meet the schedule demanded by one of our customers in the fall of 2003. As a result of certain design issues, these production runs had relatively low production yields, which resulted in related costs and expenses of approximately $11.4 million.

If we fail to retain key personnel and hire additional personnel, our business and growth could be negatively affected.

Our business has been dependent to a significant degree upon the services of a small number of executive officers and technical employees, including Ronald Jankov, Dimitrios Dimitrelis, Ibrahim Korgav, Varadarajan Srinivasan, Donald Witmer and Marcia Zander. We generally do not have employment or non-competition agreements with any of our executive officers. We do not maintain key-man life insurance on the lives of any of our key personnel. The loss of any of these individuals could negatively impact our technology development efforts and our ability to service our existing customers and obtain new customers.

Our future growth will also depend, in part, upon our ability to recruit and retain other qualified managers, engineers and sales and marketing personnel. There is intense competition for these individuals in our industry, and we cannot assure you that we will be successful in recruiting and retaining these individuals. If we are unable to recruit and retain these individuals, our technology development and sales and marketing efforts could be negatively impacted.

A failure to successfully address the potential difficulties associated with international business could reduce our growth, increase our operating costs and negatively impact our business.

We conduct a significant amount of our business with companies that operate primarily outside of the United States, and intend to increase sales to companies operating outside of the United States. In 2003, our OEM customers based outside the United States accounted for 21.6% of our total revenue. Not only are many of our customers located abroad, but our two wafer foundries are based in Taiwan, and we outsource the assembly and some of the testing of our products to companies based in Taiwan and Hong Kong. We face a variety of challenges in doing business internationally, including:

•	foreign currency exchange fluctuations;

•	unanticipated changes in local regulations;

•	potentially adverse tax consequences, such as withholding taxes;

•	timing and availability of export and import licenses;

•	political and economic instability;

•	reduced or limited protection of our intellectual property;

•	protectionist laws and business practices that favor local competition; and

•	additional financial risks, such as potentially longer and more difficult collection periods.

Because we anticipate that we will continue to rely heavily on foreign companies for our future growth, the occurrence of any of the circumstances identified above could significantly increase our operating costs, delay the timing of our revenue and harm our business and financial condition.

We must design our knowledge-based processors to meet the needs of our OEM customers and convince them to use our products, or our revenue will be adversely affected.

In general, our OEM customers design our knowledge-based processors into their products during the early stages of their development after an in-depth technical evaluation of both our and our competitors’

products. These design wins are critical to the success of our business. In competing for design wins, if a competitor’s product is already designed into the product offering of a potential customer, it becomes very difficult for us to sell our products to that customer. Changing suppliers involves additional cost, time, effort and risk for the customer. In addition, our products must comply with the continually evolving specifications of networking OEMs. Our ability to compete in the future will depend, in large part, on our ability to comply with these specifications. As a result, we expect to invest significant time and effort and to incur significant expense to design our products to ensure compliance with relevant specifications. Even if a networking OEM designs our knowledge-based processors into its systems, we cannot assure you that its systems will be commercially successful or that we will receive significant revenue from sales of knowledge-based processors for those systems.

Factors that negatively affect the businesses of the networking OEMs that use or could use our knowledge-based processors could negatively impact our total revenue.

The timing and amount of our revenue depend on the ability of the networking OEMs who use our knowledge-based processors to market, produce and ship systems incorporating our technology. Factors that negatively affect a significant customer or group of customers could negatively affect our results of operations and financial condition. Many issues beyond our control influence the success of the networking OEMs that use our products, including, for example, the highly competitive environment in which they operate, the strength of the markets for their products, their engineering capabilities, their ability or inability to obtain other components from other suppliers, the compatibility of any of their other components with our products, and their financial and other resources. Likewise, we have no control over their product development or pricing strategies, which directly affect sales of their products and, in turn, our revenue. A decline in sales of our OEM customers’ systems that use our knowledge-based processors would reduce our revenue. In addition, seasonal and other fluctuations in demand for their products could cause our operating results to fluctuate, which could cause our stock price to fall.

We have a lengthy sales cycle, which may result in significant expenses that do not generate significant revenue or delayed revenue generation from our selling efforts and limits our ability to forecast our revenue.

Based on our limited sales history for our knowledge-based processors, we have limited visibility on the length of the sales cycle for our knowledge-based processors. However, we expect that our product sales cycle, which results in our knowledge-based processors being designed into our customers’ products, could take up to 24 months. It can take an additional six months to reach volume production on these products. A number of factors can contribute to the length of the sales cycle, including technical evaluations of our products by networking OEMs, the design process required to integrate our products into our OEM customers’ products and the timing of networking OEMs’ new product announcements. In anticipation of product orders, we may incur substantial costs before the sales cycle is complete and before we receive any customer payments. As a result, in the event that a sale is not completed or is cancelled or delayed, we may have incurred substantial expenses, making it more difficult for us to become profitable or otherwise negatively impacting our financial results. Furthermore, because of our lengthy sales cycle, our receipt of revenue from our selling efforts may be substantially delayed, our ability to forecast our future revenue may be more limited and our revenue may fluctuate significantly from quarter to quarter.

Our operating results could be adversely affected if we have to satisfy product warranty or liability claims.

If our products are defective or malfunction, we could be subject to product warranty or product liability claims, such as the return of our products under warranty sold to Cisco in the third and fourth quarters of 2003 and the first quarter of 2004. These returns resulted in warranty and related charges to our financial statements of approximately $6.6 million in the third quarter of 2003 and $4.8 million in the fourth quarter of 2003. While we have insurance for product liability claims, we may not have sufficient insurance coverage for all of the claims that may be asserted against us. Moreover, these claims in the future, regardless of their outcome, could adversely affect our business.

Our revenue and operating results may fluctuate significantly from period to period, on a quarterly or annual basis, causing volatility in our stock price.

Our total revenue and operating results have fluctuated from quarter to quarter in the past and are expected to continue to do so in the future. As a result, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance. Fluctuations in our total revenue and operating results could negatively affect the trading price of our stock. In addition, our total revenue and results of operations may, in the future, be below the expectations of analysts and investors, which could cause our stock price to decline. Factors that are likely to cause our revenue and operating results to fluctuate include the risk factors discussed throughout this section, as well as under the section of this prospectus identified as “Management’s Discuss and Analysis of Financial Condition and Results of Operations.”

We have grown rapidly, and a failure to manage any continued growth could reduce our potential revenue and could negatively impact our future operating results.

In order to successfully implement our overall growth strategies, we will need to carefully and efficiently manage our planned expansion. Among other things, this will require us to continue to:

•	improve our existing knowledge-based processor technology and develop new processor technologies;

•	implement and manage new marketing and distribution channels to penetrate different and broader markets for our products;

•	manage an increasing number of complex relationships with our customers, wafer foundries and other third parties;

•	monitor and improve our operating systems, procedures and financial controls on a timely basis;

•	retain existing, and hire additional, key management and technical personnel; and

•	expand, train and manage our workforce and, in particular, our development, sales, marketing and support organizations.

We may not be able to adequately manage our growth or meet the foregoing objectives. A failure to do so could jeopardize our future revenue and cause our stock price to decline.

In addition, Donald Witmer joined us as our chief financial officer in January 2004 and, as a result, has had only a limited opportunity to become integrated with our management team. Our ability to execute our business plan and grow our business will be heavily dependent on our management team’s ability to work effectively together. We may incur additional costs as we effect this integration while also satisfying the enhanced financial management requirements that will be imposed on us as we manage our growth and become a public company.

The cyclical nature of the semiconductor industry and the networking markets could adversely affect our operating results and our business.

Our business is subject to the cyclicality of the semiconductor industry, especially the market for communications integrated circuits. Historically, there have been significant downturns in this industry segment, characterized by reduced demand for integrated circuits and accelerated erosion of average selling prices. At times, these downturns have lasted for prolonged periods of time. Furthermore, from time to time, the semiconductor industry has also experienced periods of increased demand and production constraints, in which event we may not be able to have our products produced in sufficient quantities, if at all, to satisfy our customers’ needs. It is likely that the communications integrated circuit business will experience similar downturns in the future and that, during such times, our business could be adversely affected. It is also likely that the semiconductor industry will experience periods of strong demand. We may have difficulty in obtaining enough product to sell to our customers or may face substantial increases in the wafer prices charged by our foundries.

In addition, the networking industry from time to time has experienced and may experience a pronounced downturn. To respond to a downturn, many networking service providers may be required to slow their research and development activities, cancel or delay new product developments, reduce their workforces and inventories and take a cautious approach to acquiring new equipment and technologies from networking OEMs, which would have a significant negative impact on our business. In the future, a downturn in the networking industry may cause our operating results to fluctuate significantly from year to year, which also may tend to increase the volatility of the price of our common stock.

We may not be able to protect and enforce our intellectual property rights, which could impair our ability to compete and reduce the value of our technology.

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes. However, these measures may not provide meaningful protection for our intellectual property.

As of March 31, 2004, we held 52 patents in the United States and seven foreign patents. In addition, as of March 31, 2004, we had 82 patent applications pending in the U.S. and a total of 12 pending foreign applications and patent applications filed under an international treaty. We cannot assure you that any patents will issue from any of our pending applications. Any rights granted under any of our existing or future patents may not provide meaningful protection or any commercial advantage to us. For example, such patents could be challenged or circumvented by our competitors or declared invalid or unenforceable in judicial or administrative proceedings. The failure of any patents to adequately protect our technology would make it easier for our competitors to offer similar products. We do not have foreign patents or pending applications corresponding to many of our U.S. patents and patent applications, including in some foreign countries where our products are sold or may be sold in the future. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use our proprietary technology or marks without authorization or to develop similar technology independently. Monitoring unauthorized use of our proprietary technology or marks is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation or unauthorized use of our technology or marks. In addition, effective patent, copyright, trademark and trade secret protection may not be available or may be limited in certain foreign countries. Many companies based in the U.S. have encountered substantial infringement problems in foreign countries, including countries in which we sell products. Our failure to effectively protect our intellectual property could reduce the value of our technology and could harm our business, financial condition and operating results.

Furthermore, we have in the past and may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or the rights of our customers or to protect our trade secrets. Litigation by us could result in significant expense and divert the efforts of our technical and management personnel and could materially and adversely affect our business, whether or not such litigation results in a determination favorable to us.

Any claim that our products or our proprietary technology infringe third party intellectual property rights could increase our costs of operation and distract management and could result in expensive settlement costs.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in often protracted and expensive litigation. In the past, we have been involved in litigation relating to intellectual property rights. We are not aware of any currently pending intellectual property litigation against us. However, we have received notices from time to time that claim we have infringed upon or misappropriated intellectual property rights owned by others. We typically respond when appropriate and as advised by legal counsel. We cannot assure you that parties will not pursue litigation with respect to those allegations. We may, in the future, receive similar notices, any of which could lead to litigation against us. For example, parties may initiate litigation based on allegations that we have infringed their intellectual property rights or misappropriated or misused their trade secrets or may seek to invalidate or otherwise render unenforceable one or more of our patents. Litigation against us could result in significant expense and divert the efforts of our management, technical, marketing and other personnel, whether or not the litigation results in a determination adverse to us. We cannot assure you that we will be able to prevail or settle any such claims or that we will be able to do so at a reasonable cost. In the event of an adverse result in any such litigation, we could be required to pay substantial damages for past infringement and royalties for any future use of the technology. In addition, we may be required to cease the sale of certain products, recall certain products from the market, redesign certain products offered for sale or under development or cease the use of certain marks or names. We cannot assure you that we will be able to successfully redesign our products or do so at a reasonable cost. Additionally, we have in the past sought and may in the future seek to obtain a license to a third party’s intellectual rights and have granted and may in the future grant a license to certain of our intellectual property rights to a third party in connection with a cross-license agreement or a settlement of claims or actions asserted against us. However, we cannot assure you that we would be able to obtain a license on commercially reasonable terms, or at all.

Our customers could also become the target of litigation relating to the patent and other intellectual property rights of others. This could trigger technical support and indemnification obligations in some of our license or customer agreements. These obligations could result in substantial expenses, including the payment by us of costs and damages related to claims of patent infringement. In addition to the time and expense required for us to provide support or indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relations with our customers and cause the sale of our products to decrease. We cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, operating results or financial condition. We do not have any insurance coverage for intellectual property infringement claims for which we may be obligated to provide indemnification. If we are obligated to pay damages in excess of, or otherwise outside of, our insurance coverage, or if we have to settle these claims, our operating results could be adversely affected.

If we are unable to compete effectively, our revenue and market share may be reduced.

Our business is extremely competitive, especially during the design-in phase of networking OEMs’ design cycles. Historically, we compete with the enterprise and networking divisions of large semiconductor manufacturers, such as Cypress Semiconductor Corporation and Integrated Device Technology, Inc., or IDT, which have more established reputations, more diverse customer bases and greater financial and other resources than we do. In addition, our OEM customers may design their own integrated circuits to address their needs for network-aware processing. As we develop new applications for our knowledge-based processors and expand into new markets, we expect to face even greater competition. Our present and future competitors may be able to better anticipate customer and industry demands and to respond more quickly and efficiently to those demands, such as with product offerings, financial discounts or other incentives. Furthermore, our OEM customers may be able develop or acquire integrated circuits that satisfy their needs faster or most cost effectively than we can. We cannot assure you that we will be able to compete effectively against these and our other competitors. If we do not compete effectively, our revenue and market share may decline.

Any acquisitions we make could disrupt our business and harm our financial condition.

In the future, we may consider opportunities to acquire other businesses or technologies that would complement our current offerings, expand the breadth of our markets or enhance our technical capabilities. To date, we have not made any acquisitions, and we are currently not subject to any agreement or letter of intent with respect to potential acquisitions. Acquisitions present a number of potential challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company, including:

•	integration of the acquired employees, operations, technologies and products with our existing business and products;

•	focusing management’s time and attention on our core business;

•	retention of business relationships with suppliers and customers of the acquired company;

•	entering markets in which we lack prior experience;

•	retention of key employees of the acquired company; and

•	amortization of intangible assets, write-offs, stock-based compensation and other charges relating to the acquired business and our acquisition costs.

Our success may depend on our ability to comply with new or evolving industry standards applicable to our products or our business.

Our ability to compete in the future may depend on our ability to ensure that our products comply with evolving industry standards affecting the networking equipment and other markets in which we compete. In addition, from time to time, new industry standards may emerge which could render our products incompatible with the products of our customers or suppliers. In order to ensure compliance with the relevant standards, we may be required to devote significant time, capital and other resources to modify or redesign our existing products or to develop new products. We cannot assure you that we will be able to develop products which comply with prevailing standards. If we are unable to develop these products in a timely manner, we may miss significant business opportunities, and our revenue and operating results could suffer.

If an earthquake or other natural disaster disrupts the operations of our third party wafer foundries or other vendors located in high risk regions, we could experience significant delays in the production or shipment of our products.

TSMC and UMC, which manufacture our products, along with most of our vendors who handle the assembly and testing of our products, are located in Asia. The risk of an earthquake in the Pacific Rim region is significant due to the proximity of major earthquake fault lines. In September 1999, a major earthquake in Taiwan affected the facilities of several of these third party vendors, as well as other providers of these services. As a result of this earthquake, these vendors suffered power outages and disruptions that impaired their production capacity. In March 2002 and June 2003, additional earthquakes occurred in Taiwan. The occurrence of additional earthquakes or other natural disasters could result in the disruption of the wafer foundry or assembly and test capacity of the third parties that supply these services to us. We may not be able to obtain alternate capacity on favorable terms, if at all.

Risks Related to this Offering

There has been no prior trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters, and might not be indicative of the market price of our common stock after this offering.

You will incur substantial and immediate dilution as a result of this offering.

Our pro forma net tangible book value per share as of March 31, 2004 was $0.21, assuming the automatic conversion of shares or our convertible preferred stock upon completion of this offering, the issuance of 577,984 shares of common stock upon the exercise of warrants outstanding at March 31, 2004 and the issuance of 5,193,115 shares of common stock upon exercise of stock options outstanding as of March 31, 2004. If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $         per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $            . In addition, from time to time, we expect to issue additional options to purchase common stock at prices significantly lower than the initial public offering price. Upon the exercise of these options, you will experience further dilution.

Our stock price will fluctuate after this offering, which could result in substantial losses for investors and significant costs related to litigation.

Recently, the stock market has experienced significant price and volume fluctuations. Market prices of securities of technology companies, particularly following an initial public offering, have been highly volatile and frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. It is likely that our stock price will experience similar volatility. If our common stock trades to unsustainably high levels following this offering, it is likely that the market price of our common stock will thereafter experience a material decline.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation could cause us to incur substantial costs, divert management’s attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

The price of our stock could decrease as a result of shares being sold in the market after this offering.

Sales of a substantial number of shares of common stock in the public market following this offering could adversely affect the prevailing market price of our common stock from time to time. The number of shares of common stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended, and lock-up arrangements with many of our security holders under which they are not able to sell or otherwise dispose of any of their shares until 180 days after the date of this prospectus without the prior written consent of the underwriters. In addition to the              shares of common stock offered hereby, assuming no exercise of the underwriters’ over-allotment option, there will be              shares of common stock outstanding as of the date of this prospectus, all of which are “restricted” shares under the Securities Act. As a result of the provisions of Rules 144(k), 144 and 701, and taking into account that              shares are subject to the lock-up agreements described above, the restricted shares will be available for sale in the public market as follows:

             shares will be eligible for immediate sale on the date of this prospectus; and

             shares will be eligible for sale 181 days after the date of this prospectus.

After this offering, the holders of approximately 38,461,479 shares of common stock and rights to acquire 416,769 shares of common stock will be entitled to demand and piggyback rights with respect to registration of such shares under the Securities Act. If these holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. If we were to initiate a registration and include shares held by such holders pursuant to the exercise of their piggyback registration rights, sales of these shares might have an adverse effect on our ability to raise capital. Furthermore, IDT, which is one of our competitors, will own approximately     % of our common stock after this offering. Like other significant stockholders of ours, IDT may sell most, if not all, of its shares of our common stock when it has the opportunity. Such sales might be effected through large block trades, smaller sales in the market, or by exercising registration rights held by IDT and other current stockholders. As long as such sales are continuing, they could adversely affect the prevailing market price of our common stock.

Our stock price could drop, and there could be significantly less trading activity in our stock, if securities or industry analysts downgrade our stock or do not publish research or reports about our business.

Our stock price and the trading market for our stock are likely to be affected significantly by the research and reports concerning our company and our business which are published by industry and securities analysts. We do not have any influence or control over these analysts, their reports or their recommendations. Our stock price and the trading market for our stock could be negatively affected if any analyst downgrades our stock, publishes a report which is critical of our business, or discontinues coverage of us.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Our executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately     % of our common stock following this offering. These stockholders acting together will have the ability to exert substantial influence over all matters requiring the approval of our stockholders, including the election and removal of directors and any proposed acquisition, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding an acquisition, consolidation, takeover or other business combination, which might otherwise involve the payment of a premium for your shares of our common stock. In addition, IDT, which is one of our competitors, will own approximately     % of our common stock after this offering. Because IDT is a competitor, it may oppose actions for which our board of directors or management will be required to seek stockholder approval under Delaware law. In particular, we may find it more difficult to obtain the required approval of certain actions (such as a merger with another company that could make us a stronger competitor of IDT or the amendment of our certificate of incorporation, which requires the affirmative vote of a majority of all outstanding voting shares) when a significant block of shares like IDT’s is opposed, thereby reducing the likelihood of our obtaining the desired approval of stockholders.

We might spend a substantial portion of the net proceeds in ways with which you might not agree.

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock and facilitate future access to public equity markets. We expect to use the net proceeds from this offering for working capital and other general purposes, including research and development, sales and marketing, and repayment of indebtedness. A portion of the proceeds might also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. There are currently no negotiations, commitments or agreements with respect to any transactions of this type, however. Pending the use of the net proceeds for the above purposes, we intend to invest the proceeds in short-term, interest-bearing, investment grade securities. Accordingly, our management will retain broad discretion as to the allocation of the net proceeds from this offering and, subject to certain exceptions, will be able to use and allocate the net proceeds without first obtaining stockholder approval.

Provisions of our certificate of incorporation and bylaws or Delaware law might delay or prevent a change of control transaction and depress the market price of our stock.

Various provisions of our certificate of incorporation and bylaws might have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions eliminate cumulative voting in the election of directors, limit the right of stockholders to call special meetings and establish specific procedures for director nominations by stockholders and the submission of other proposals for consideration at stockholder meetings.

We are also subject to provisions of Delaware law which could delay or make more difficult a merger, tender offer or proxy contest involving us. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless specific conditions are met. Any of these provisions could have the effect of delaying, deferring or preventing a change in control, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock.

Our board of directors might issue up to              shares of preferred stock without stockholder approval on such terms as the board might determine. The rights of the holders of common stock will be subject to, and might be adversely affected by, the rights of the holders of any preferred stock that might be issued in the future.

Our stockholder rights plan could prevent stockholders from receiving a premium over the market price for their shares from a potential acquiror.

Our board of directors has approved the adoption of a stockholder rights plan, which will become effective prior to the effectiveness of this offering. This plan generally entitles our stockholders to rights to acquire additional shares of our common stock when a third party acquires 15.0% of our common stock or commences or announces its intent to commence a tender offer for at least 15.0% of our common stock, other than for certain existing stockholders as to whom this threshold is 20.0%. This plan could delay, deter or prevent an investor from acquiring us in a transaction that could otherwise result in stockholders receiving a premium over the market price for their shares of common stock. For more information, please refer to “Description of Capital Stock—Antitakeover Effects of Our Rights Plan” for a description of the plan.

We may need to obtain additional financing in order to fund our growth strategy.

We believe that we have or will have access to capital, including the net proceeds of this offering, sufficient to satisfy our working capital requirements for at least the next 12 months. After that time, it may be necessary for us to raise additional funds to support our growth. We cannot assure you that we will be able to obtain additional financing when needed or that, if available to us, the terms will be acceptable to us. If we issue equity securities in any additional financing, the new securities may have rights and preferences senior to your shares of common stock, and your ownership interest in us will be proportionately reduced. If we issued debt securities, they will rank senior to all equity securities. If we are unable to raise additional capital, we may not be able to implement our growth strategy, and our business could be harmed significantly.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

AND INDUSTRY DATA

This prospectus contains forward-looking statements, which include, without limitation, statements about the market for our products, strategy, competition and expected financial performance. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as may be required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

This prospectus contains statistical data regarding the semiconductor industry that we obtained from industry reports generated by International Data Corporation. These reports generally indicate that their information has been obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the reports are reliable, we have not independently verified their data.

USE OF PROCEEDS

The net proceeds to us from the sale of the              shares of common stock being sold in this offering are estimated to be $             at an assumed initial public offering price of $         per share and after deducting the estimated underwriting discount and offering expenses payable by us. Net proceeds will be $                 if the underwriters’ over-allotment option is exercised in full.

We intend to use the net proceeds for working capital and other general corporate purposes, including expanding sales and marketing, research and development, repayment of all of our indebtedness to Silicon Valley Bank and certain other lenders and general and administrative efforts. In particular, we intend to use a portion of the net proceeds to repay outstanding convertible promissory notes in the aggregate principal amount of approximately $7.6 million, together with accrued interest on the notes, which we issued in a bridge financing in March 2004. These notes bear interest at the rate of 10.0% per annum and are due on the earliest of March 18, 2005 or 30 days after the closing date of this offering or a change of control transaction. In addition, we intend to use a portion of the net proceeds to repay to Silicon Valley Bank all outstanding loans owed to Silicon Valley Bank under our credit lines. As of March 31, 2004, we owed a total of $11.0 million under these credit lines. Upon repayment of all indebtedness to Silicon Valley Bank, we intend to exercise our right to terminate our amended and restated loan and security agreement, and our accounts receivable financing agreement will terminate automatically upon the closing of this offering. We also might use a portion of the net proceeds for the acquisition of technologies, businesses or products that are complementary to our business, although no such acquisitions are planned or being negotiated as of the date of this prospectus, and no portion of the net proceeds has been allocated for any specific acquisition.

The amounts we plan to spend on each area of our operations, including capital expenditures as well as the timing of any expenditures, are determined by internal planning and budgeting processes, and may change over time. Pending such uses, the net proceeds of this offering will be invested according to a cash management policy adopted by our board of directors, which includes short-term, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our preferred or common stock, nor do we currently anticipate that we will pay any cash dividends on our common stock. Presently, we intend to retain any future earnings to fund the operation and expansion of our business. Further, our loan agreements with our bank prohibit us from declaring or paying cash dividends without their consent.

CAPITALIZATION

The following table sets forth:

•	our actual capitalization as of March 31, 2004;

•	our actual capitalization on a pro forma basis giving effect to: the conversion of all outstanding shares of our preferred stock into 38,560,664 shares of common stock immediately prior to the closing of this offering, the exercise of options to purchase 5,193,115 shares of our common stock outstanding as of March 31, 2004 with a weighted average exercise price of $0.49 per share, of which options to purchase 1,199,352 shares had vested as of March 31, 2004, and the exercise of warrants to purchase a total of 577,984 shares of common stock with a weighted average exercise price of $1.60 per share, of which warrants for 391,000 shares expire immediately prior to the closing of this offering; and

•	our actual capitalization on a pro forma basis as adjusted to give effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and the application of the net proceeds therefrom.

You should read this table in conjunction with our financial statements and the notes relating to those statements and the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” appearing elsewhere in this prospectus.

	March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share data)
Cash, cash equivalents and short-term investments	$23,475	$23,475	$

Debt and capital lease obligations (including current portions):
Debt	15,367	15,367
Capital leases and other	612	612

Total debt	15,979	15,979

Preferred stock, par value $0.001; 40,000,000 shares authorized, 38,560,664 shares issued and outstanding (actual); shares authorized, no shares issued and outstanding (pro forma); shares authorized, shares issued and outstanding (pro forma as adjusted)	91,600	—

Stockholders’ equity:
Common stock, $0.001 par value; 60,000,000 shares authorized, 16,232,590 shares issued and outstanding (actual); 60,564,353 shares issued and outstanding (pro forma); shares issued and outstanding (pro forma as adjusted)	16	61

Additional paid-in capital	18,807	113,819
Accumulated deficit	(92,558)	(92,558)
Notes receivable from stockholders	(1,597)	(1,597)
Deferred stock compensation	(6,815)	(6,815)

Total stockholders’ (deficit) equity	(82,147)	12,910

Total capitalization	$25,432	$28,889	$

The actual outstanding share information in this table is based on our shares outstanding as of March 31, 2004 and excludes:

•	shares of common stock authorized for future issuance under our 2004 Equity Incentive Plan; and

•	3,000,000 shares of common stock authorized for future issuance under our 2004 Employee Stock Purchase Plan.

DILUTION

Our pro forma net tangible book value as of March 31, 2004 was approximately $12.9 million, or $0.21 per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma net tangible book value, calculated as total pro forma tangible assets less total pro forma liabilities, by the number of outstanding shares of common stock, after giving affect to the adjustments indicated below. After giving effect to the sale of              shares of common stock in this offering, based upon an assumed initial public offering price of $             per share and after deducting the estimated underwriting discount and offering expenses payable by us, our as adjusted pro forma net tangible book value as of March 31, 2004 would have been $            , or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2004	$12.9
Pro forma increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Pro forma dilution per share to new investors		$

The following table summarizes, on a pro forma basis as of March 31, 2004, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	60,564,353%		$98,890,833%		$
New investors

Total		100.0%		100.0%

The foregoing tables give effect to:

•	the conversion of all of our outstanding shares of preferred stock outstanding as of March 31, 2004 into 38,560,664 shares of common stock;

•	the issuance of 5,193,115 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2004, with a weighted average exercise price of $0.49 per share, of which options to purchase 1,199,352 shares were vested at March 31, 2004; and

•	the issuance of 577,984 shares of common stock upon the exercise of warrants outstanding as of March 31, 2004, with a weighted average exercise price of $1.60 per share, of which warrants for 391,000 shares expire immediately prior to the closing of this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and notes related to those statements, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are not included in this prospectus. The statement of operations data for the three months ended March 31, 2003 and 2004 and the balance sheet data as of March 31, 2004 are derived from our unaudited financial statements that have been prepared on the same basis as the audited financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Operating results for any of the foregoing periods are not necessarily indicative of the results that could be expected for any other future period.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue:
Product revenue	$225	$1,611	$1,634	$2,592	$10,015	$813	$7,765
Engineering service revenue	—	50	378	303	3,520	—	502

Total revenue	225	1,661	2,012	2,895	13,535	813	8,267

Cost of revenue:
Product revenue	61	947	1,031	1,634	20,310	658	5,570
Engineering service revenue	—	—	108	89	5	—	—

Total cost of revenue	61	947	1,139	1,723	20,315	658	5,570

Gross margin	164	714	873	1,172	(6,780)	155	2,697

Operating expenses:
Research and development	3,254	5,882	11,641	17,133	18,312	3,677	4,084
Selling, general and administrative	1,654	3,059	4,965	4,184	4,405	1,015	1,544
Stock-based compensation	—	—	—	4	2,675	317	2,253

Total operating expenses	4,908	8,941	16,606	21,321	25,392	5,009	7,881

Loss from operations	(4,744)	(8,227)	(15,733)	(20,149)	(32,172)	(4,854)	(5,184)
Interest expense	(493)	(487)	(178)	(481)	(166)	(30)	(208)
Interest income	28	511	566	759	466	125	35
Other income (expense), net	(5)	80	17	(48)	(88)	(34)	(48)

Net loss	$(5,214)	$(8,123)	$(15,328)	$(19,919)	$(31,960)	$(4,793)	$(5,405)

Net loss per common share—basic and diluted					$(2.75)		$(0.39)

Pro forma net loss per common share—basic and diluted					(0.64)		(0.10)

Weighted average shares used to compute net loss per share—basic and diluted					11,612		13,707

Weighted average shares used to compute pro forma net loss per share—basic and diluted					50,173		52,268

	Year Ended December 31,					March 31, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$9	$4,147	$26,169	$39,690	$16,150	$23,475
Working capital	(8,126)	(3,177)	23,991	35,233	6,896	7,249
Total assets	1,229	6,891	31,585	44,815	31,844	40,708
Debt	6,450	6,000	2,427	1,364	9,910	15,367
Redeemable convertible preferred stock	3,673	17,868	58,591	91,600	91,600	91,600
Stockholders’ deficit	(11,392)	(19,247)	(34,146)	(53,733)	(82,351)	(82,147)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2001, 2002 and 2003 and the notes to those statements included elsewhere in the prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in these forward-looking statements due to a number of factors; please see “Risk Factors” for a discussion of these uncertainties, risks and assumptions associated with these statements.

Overview

We are a semiconductor company that designs, develops, and markets high performance knowledge-based processors for a variety of advanced Internet, corporate and other networking systems, such as routers, switches, network access equipment and networked storage devices offered by companies such as Alcatel, ARRIS, Atrica, Cisco, CloudShield, Extreme Networks, Fujitsu, Hitachi, Huawei, Juniper Networks and Nortel Networks.

We organized our business in 1995 to design and develop integrated circuits to address basic forwarding functions used in networking systems for the core and enterprise networking markets. We introduced our first product in July 1997, which was sold in limited quantities to networking original equipment manufacturers, or OEMs. To respond to evolving networking requirements, we developed our next generation of products, our network search engines, which featured more advanced processing capabilities. From 1998 to 2001, we introduced several of these network search engine products. During this time, our revenue from these products was low, and we experienced significant net operating losses.

In 2000, in response to the dramatic growth in and greater complexity of Internet traffic, we recognized the need to develop more advanced processors to enable higher performance for a variety of advanced networking systems. To take advantage of this market opportunity, we hired our current chief executive officer, Ronald Jankov, and significantly increased our investment in research and development and product improvements, despite the onset of the significant downturn in the telecommunications industry. During this time, we focused on building strategic relationships with networking OEMs by familiarizing ourselves with their product planning requirements and future product specifications. As a result, by 2001, we were able to broaden our customer base to include networking OEMs such as Cisco, Huawei and Nortel Networks, and we also introduced the NL4000 network search engine product family.

In 2002, we introduced our knowledge-based processors, incorporating a number of advanced technologies, such as a superscalar architecture, which enables multiple decisions to be processed in parallel, and deep pipelining, which segments processing tasks into smaller sub-tasks for higher decision throughput. In the first quarter of 2002, we obtained our first design win from Cisco for our knowledge-based processor and shipped a limited number of samples of these products throughout the year.

In December 2002, we entered into a strategic agreement with Micron Technology Inc., or Micron, to facilitate broader acceptance of our knowledge-based processors and to access additional manufacturing capacity. In early 2003, Micron announced a significant restructuring of its operations, which effectively eliminated any future development activities under this agreement. Under the current agreement, Micron is obligated to pay us fees totaling $5.3 million, of which $3.5 million has been recognized as engineering service revenue in 2003 and $500,000 in the first quarter of 2004. The approximately $1.3 million in remaining payments are due to us upon completion of certain milestones, which we expect to meet by the end of 2004. After completion of the remaining milestones, we do not expect any additional revenue to be generated under this agreement.

In the third quarter of 2003, we accelerated production of a customized version of our knowledge-based processors designed specifically for Cisco. In the third and fourth quarters of 2003, we shipped a substantial quantity of these knowledge-based processors to Cisco, which processors met our yield objectives and passed the qualification and testing procedures that Cisco and we had applied to them. At the time, the number of processors passing these procedures resulted in production yields that were within our expectations. We continued to ship a significant number of these processors through the end of 2003; however, in the first quarter of 2004, Cisco began to apply more rigorous testing on their networking systems that identified certain situations in which our products failed to perform to specification. Cisco returned these products to us under the terms of our standard warranty. We replaced the returned units with our processors that passed more stringent testing procedures. Yield on products tested with more stringent testing procedures was unusually low. To improve yield on future products, we modified the design. Since that time, our production yields have improved to desired levels. As a result of these events, we have reduced the carrying value of our inventory at December 31, 2003 by $7.0 million to properly record them at their estimated market value. In addition, we established a reserve of $3.4 million to cover expected future losses on non-cancelable commitments to purchase wafers from our foundries for the estimated cost of these wafers and the additional expenses required to package and test the finished products in excess of the price at which the final products could be sold. We also established a warranty reserve of $1.0 million. These reserves were recorded in the third and fourth quarters of 2003. To date, these products shipped to Cisco have met and continue to meet Cisco’s testing and qualification requirements.

We have recently experienced significant revenue growth, primarily due to a rapid rise in new customer orders for our knowledge-based processors in the second half of 2003 and the receipt of substantial fees under our license and development agreement with Micron. Specifically, our total revenue increased 916.9% from $813,000 in the first quarter of 2003 to $8.3 million in the first quarter of 2004. On an annual basis, our total revenue increased 367.5% from $2.9 million in 2002 to $13.5 million in 2003, including non-recurring license fees of approximately $3.5 million in 2003. We do not expect similar revenue growth rates in future periods, nor do we expect to receive any significant payments from non-recurring engineering services beyond 2004.

As a fabless semiconductor company, our business model is less capital intensive because we rely on third parties to manufacture, assemble, and test our products. We employ a direct sales force as well as a sales representative network to sell our products. The majority of our revenue comes from customers located in the United States. All revenue to date has been denominated in U.S. dollars.

Our product sales cycles can take up to 24 months to complete and volume production can take an additional six months to be achieved, if at all. Cancellations of customer orders or changes in product specifications could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory or operating expenses. Our recent rapid revenue growth makes it difficult for us to assess the impact of seasonal factors on our business.

The following describes particular line items from our statement of operations:

Revenue.    We recognize revenue at the time of shipment to our customers and our international stocking sales representatives. Our revenue consists primarily of sales of our integrated circuits to networking OEMs and contract manufacturers. Initial sales of our products for a new design are usually made directly to networking OEMs. Once a design enters production, a networking OEM often outsources its manufacturing to contract manufacturers that purchase our products directly from us.

We also provide our products and services indirectly to our OEM customers through our international stocking sales representatives which are independent entities that assist us in identifying and servicing foreign networking OEMs and generally purchase our products directly from us for resale to OEMs or contract manufacturers located outside the U.S.

We do not have long-term purchase commitments from any of our customers. Sales of our products are made under short-term, cancelable purchase orders. In addition, while we have purchase agreements with our international stocking sales representatives, our stocking sales representatives do not have long-term contracts with any of the international networking OEMs that incorporate our products into their systems. Although our OEM customers may provide us with rolling forecasts, our ability to predict future sales in any given period is limited and subject to change based on demand for our OEM customers’ systems and their supply chain decisions.

We derive a substantial portion of our product revenue from a limited number of our OEM customers. The following table sets forth the OEM customers that represented 10.0% or more of our total revenue for the periods indicated:

OEM Customer	Primary Contract Manufacturer/ Sales Representative	Year Ended December 31,			Three Months Ended March 31,
		2001	2002	2003	2003	2004
Cisco Systems, Inc.	Solectron Technology, Inc./Solectron Texas, Inc.	15.3%	21.6%	33.5%	11.6%	64.0%

Hitachi, Ltd.	Bussan Microelectronics Corporation/ Mitsui Comtek Corporation	—	0.3	13.2	15.6	8.6

Huawei Technology Co., Ltd.	Lestina International, Ltd.	12.3	2.3	2.9	4.2	2.5

During 2003, revenue in North America was approximately 90.6% of total revenue and was derived from direct sales to our OEM customers and from indirect sales to our OEM customers through their contract manufacturers. During 2003, revenue in Asia and other regions was approximately 5.6% of total revenue and was derived from direct sales to our OEM customers and their contract manufacturers through our international stocking sales representatives.

Historically, we have entered into contracts to provide non-recurring engineering services. Revenue under these contracts is recognized as the work is performed, based upon the achievement of milestones defined in the contracts. Any work requiring customer acceptance is deferred until we receive such acceptance. In the future, we do not expect revenue from engineering services to be significant.

Cost of Revenue.    We operate using a fabless business model, and, as such, we purchase all wafers from suppliers with fabrication facilities. Presently, we purchase wafers from TSMC and UMC and outsource the assembly and testing to third party vendors. Therefore, a significant portion of our costs of revenue consists of payments to our third party vendors. We do not have long-term agreements with any of our suppliers and rely upon them to fulfill our orders. Our cost of revenue also includes expenses relating to our internal operations.

Research and Development Expenses.    Research and development expenses consist primarily of compensation and related costs for personnel as well as costs related to mask procurements and tape-outs, depreciation, software maintenance and facilities costs. All research and development costs are expensed in the period incurred. In order for us to remain competitive, we believe a significant portion of our operating expenses will continue to be related to research and development efforts. We also believe research and development headcount will increase in the future, and that research and development costs will increase in absolute dollars but decline as a percentage of revenue.

Selling, General and Administrative Expenses.    Selling expenses consist primarily of compensation and related costs for sales and marketing personnel, marketing programs, travel, facilities overhead and bonuses and commissions for independent sales representatives. General and administrative expenses consist primarily of compensation and related costs for finance and accounting, patent and corporate legal expenses, information technology and facilities overhead. We anticipate that our selling, general and administrative expenses will increase as we hire additional personnel and incur additional costs of being a publicly traded company. We also expect that selling, general and administrative expenses will increase over time but decrease as a percentage of total revenue.

Stock-based Compensation Expenses.    In conjunction with grants of stock options during 2003 and the first quarter of 2004, we recorded deferred stock-based compensation expense of $12.0 million. The stock options granted are considered compensatory because the fair value of our stock determined for financial reporting purposes is greater than the fair market value of our common stock as determined by our board of directors on the date of grant or issuance. As of March 31, 2004, we had $6.8 million of deferred stock-based compensation remaining to be amortized. We are amortizing deferred stock-based compensation on an accelerated basis over the vesting period of the related options, which is generally four years.

Provision for Income Taxes.    As of December 31, 2003, we had Federal and state net operating loss carryforwards of approximately $57.5 million and $10.2 million, respectively. These net operating loss carryforwards will expire commencing in 2013 and 2005 for Federal and state purposes, respectively. We also have Federal and state research development tax credit carryforwards of approximately $2.5 million and $2.6 million, respectively. These Federal tax credit carryforwards will expire commencing in 2019. For Federal and state purposes, a portion of our net operating loss carryforwards may be subject to certain limitations on annual utilization upon completion of this offering.

On March 18, 2004, we issued $7.7 million (unaudited) in convertible promissory notes bearing interest at 10.0% per annum and warrants to purchase 306,000 (unaudited) shares of common stock at $0.50 per share. Except as described below, the promissory notes are convertible at the option of the holder in March 2005 into approximately 2.6 million (unaudited) shares of Series D preferred stock, if not earlier repaid. The difference between the conversion price and the fair value of the common stock on the transaction date resulted in a beneficial conversion feature in the amount of $2.5 million (unaudited). The warrant had a fair value of $1.0 million (unaudited), estimated using the Black-Scholes valuation model. The beneficial conversion feature and the fair value of the warrant are reflected as a discount to the promissory notes. Both the beneficial conversion feature and the warrant are being charged to interest expense over the term of the notes.

The promissory notes and accrued interest are required to be prepaid without penalty thirty days following the closing of an initial public offering of our common stock. Upon repayment of the notes, any remaining discount on the notes resulting from the warrants and beneficial conversion feature will be immediately charged to interest expense. If we decide to prepay the promissory notes or we complete a subsequent round of equity financing, other than an initial public offering, the promissory notes may be convertible at the option of the holder into Series D preferred stock or the equity instruments issued in the equity financing, respectively. If not converted at the option of the holders the promissory notes are due and payable in March 2005.

If we complete an initial public offering, the warrants must be exercised or they expire upon the closing of the offering. Otherwise, the warrants become exercisable one year after the date of the warrant purchase agreements and expire three years after the date they become exercisable. The warrants remain outstanding and the fair value of $1.0 million (unaudited) is included in accrued liabilities at March 31, 2004.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make fair and reasonable estimates and assumptions that affect reported amounts of assets, liabilities and operating expenses during the period reported. The following accounting policies require management to make estimates and assumptions. These estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. If actual results differ significantly from management’s estimates, our financial statements could be materially impacted. Our estimates are guided by observing the following critical accounting policies.

Revenue Recognition.    One of the criteria for revenue recognition is that the collectability of the resulting receivable is reasonably assured. Determination of this criterion is based on management’s judgments regarding the collectability of those fees. The recent growth and the establishment of new or more significant customer relationships mean that management does not have a substantial history of making these judgments. To date, our customers primarily include large, publicly traded companies which are well established. Should our customer base change to include smaller, less-established companies, and collectability of accounts receivable from these customers be uncertain, revenue recognition for a reporting period may be negatively affected. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Allowance for Doubtful Accounts.    In order to determine the collectability of our accounts receivable, we continually assess factors such as previous customer transactions and the credit-worthiness of the customer. To date, our accounts receivable write-offs have been immaterial. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of certain customers to make required payments. If the financial conditions of our customers were to deteriorate, additional allowances may be required.

Inventory Valuation and Adverse Purchase Commitments.    We value our inventories at the lower of cost or market. We record inventory reserves for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. These estimates are based on a 12-month forecast prepared by management. If our inventory on hand is in excess of our forecast, the excess amounts are written off. If actual market conditions are less favorable than those expected by management, additional inventory reserves may be required. The value of inventory and adverse purchase commitments is dependent on our estimate of the yield that will be achieved, or the percent of good products identified when the product is tested. A small change in yield could result in a significant adjustment and have a significant impact on our financial position and results of operations.

At December 31, 2003, we recorded a charge to cost of revenues of $10.4 million as a result of a low expected yield on work-in-process inventories on hand and on order with our vendors that resulted in the estimated cost of finished product exceeding its estimated market value. The estimated cost was based on actual yield experience, and estimated costs to test and package our products. These estimates were based on historical costs of similar products. The charge reduced the carrying value of our inventory to record them at their estimated market value and established reserves to cover expected future losses and adverse purchase commitments. While we have implemented a modified design of some of our products to improve production yields, we may experience lower than expected yields in the future, primarily upon the introduction of new products.

Warranty Accrual.    Our products are generally subject to warranty and we provide for the estimated future costs of repair or replacement upon shipment of the product in the accompanying statements of operations. Our warranty accrual is estimated based on historical claims compared to historical revenues and assumes that we have to replace products subject to a claim. For new products, we use our historical percentage for the appropriate class of product. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability would be required. During the fourth quarter of 2003 we recorded a charge of $1.0 million for the expected costs of replacing product that was returned in early 2004. This level of warranty claims was much higher than we experienced in the past. We have subsequently implemented more stringent testing procedures to reduce the level of warranty claims when compared to the volume shipped. In the future, as we continue to introduce new products, warranty expenses may increase.

Accounting for Income Taxes. We account for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 “Accounting for Income Taxes.” In applying SFAS 109, we are required to estimate our current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Significant management judgment is required to assess the likelihood that our deferred tax assets will be recovered from future taxable income. We have established a valuation allowance of $32.7 million against our deferred tax assets due to uncertainties regarding our ability to realize these assets. These uncertainties relate primarily to the level of our historical losses and the absence of objective evidence supporting the future realization of these assets. In the event we were to determine that it is more likely than not that we are able to realize our deferred tax assets in the future, an adjustment to the valuation allowance would increase income in the period such determination is made.

Stock-based Compensation.    We account for stock-based employee compensation arrangements in accordance with provisions of Accounting Principals Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and Financial Accounting Standards Board, or FASB, Interpretation, or FIN No 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of our stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force, or EITF, No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

We award a limited number of stock options and warrants to non-employees. We account for non-cash stock-based expense issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Pronouncement No. 96-18, “Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” For these options and warrants, we recognize the stock-based expense over the service period of the underlying awards, based on an estimate of their fair value on the vesting dates using the Black-Scholes option-pricing model. As of December 31, 2003, we had recognized compensation expense on all options and warrants issued to non-employees.

Given the lack of an active public market for our outstanding preferred and common stock, the Board of Directors must establish an estimate of fair value for these securities as well as for options and warrants to purchase these securities. The fair value of our stock as used in the determination of stock-based compensation is estimated by management based on factors such as the pricing of the issuance of equity securities in arm’s-length transactions, liquidation, redemption, dividend and other rights of the outstanding preferred stock, recent financial and operating performance, the progress of research and development, our existing customer base, the risk of future plans not being achieved and the likelihood of an initial public offering.

We amortize deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, which is generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. Our stock-based compensation expense for stock options granted through December 31, 2003 was $2.8 million in 2003 and is expected to be $5.8 million in 2004.

Results of Operations

The following table sets forth our historical results of operations expressed as a percentage of total revenue. These historical results of operations and the ensuing discussion of them may not be representative of our operating results going forward.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Product revenue	81.2%	89.5%	74.0%	100.0%	93.9%
Engineering service revenue	18.8	10.5	26.0	—	6.1

Total revenue	100.0	100.0	100.0	100.0	100.0
Cost of product revenue	51.2	56.4	150.1	80.9	67.4
Cost of engineering service revenue	5.4	3.1	—	—	—

Total cost of revenue	56.6	59.5	150.1	80.9	67.4

Gross margin	43.4	40.5	(50.1)	19.1	32.6

Operating expenses:
Research and development	578.6	591.8	135.3	452.3	49.4
Selling, general and administrative	246.8	144.5	32.5	124.9	18.7
Stock-based compensation	—	0.1	19.8	39.0	27.3

Total operating expenses	825.4	736.4	187.6	616.2	95.4

Loss from operations	(782.0)	(695.9)	(237.7)	(597.1)	(62.8)
Interest and other expense	(8.8)	(18.3)	(1.9)	(7.9)	(3.1)
Interest and other income	29.0	26.2	3.4	15.4	0.4
Provision for income taxes	—	—	—	—	—

Net loss	(761.8)%	(688.0)%	(236.2)%	(589.6)%	(65.5)%

Comparison of Three Months Ended March 31, 2004 to Three Months Ended March 31, 2003

Revenue.    Total revenue increased from $813,000 during the first quarter of 2003 to $8.3 million during the first quarter of 2004, representing an increase of 917.0%. This increase resulted primarily from substantially higher product revenue, which totaled $7.0 million, and engineering services revenue of $502,000. Increased shipments of our knowledge-based processors accounted for most of the increase in product revenue. In the first quarter of 2004, our knowledge-based processor, network search engine and classification and forwarding processor, or CFP, products generated revenue of $5.9 million or 76.1% of product revenue, $1.8 million or 23.5% of product revenue, and $27,000 or 0.4% of product revenue, respectively. In the first quarter of 2003, these products generated $294,000 or 36.2% of product revenue, $442,000 or 54.3% of product revenue, and $77,000 or 9.5% of product revenue, respectively. We do not expect similar revenue growth rates in future periods.

Cost of Revenue.    Product cost increased from $658,000 during the first quarter of 2003 to $5.6 million during the first quarter of 2004. This increase coincided with the increase in our total revenue on a quarter-to-quarter basis.

Gross Margin.    Gross margin increased from 19.1% for the first quarter of 2003 to 32.6% for the first quarter of 2004 because of substantially higher sales of products. In the first quarter of 2004, the gross margin of 32.6% was impacted adversely because we realized a zero margin on $2.7 million of revenue from shipments of knowledge-based processors to Cisco, which had been written down to their estimated market value during the fourth quarter of 2003. As the inventory carrying value approximated its selling price, sales of such products generated no gross margin at the time of sale. The gross margin on revenue other than for the product that had been previously written down was 48.4%. The increase in the gross margin percentage from the first quarter of 2003 to the first quarter of 2004 was attributable to indirect manufacturing costs being distributed over a low revenue base during 2003.

Research and Development Expenses.    Research and development expenses increased from $3.7 million during the first quarter of 2003 to $4.1 million during the first quarter of 2004. Higher product development costs and engineering personnel expenses associated with an increase in headcount from 52 to 60 represented most of the difference.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased from $1.0 million during the first quarter of 2003 to $1.5 million during the first quarter of 2004 in conjunction with the growth of our operations, including increased headcount.

Interest and Other Income (Expenses), net.     In the first quarter of 2004, we generated net interest expense of $221,000 compared to net interest income of $61,000 for the same period in the prior year. The change resulted primarily from lower interest income from smaller cash balances, a bank fee and higher interest expense on loans outstanding during the period.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Revenue.    Total revenue increased from $2.9 million during 2002 to $13.5 million during 2003, representing an increase of 468.5%. Product revenue increased from $2.6 million during 2002 to $10.0 million during 2003, representing an increase of 386.4%. Most of the increase came from shipments of knowledge-based processors first introduced in the prior year, and increased demand for products of our customers that incorporated our knowledge-based processors. In particular, in 2003, our knowledge-based processor, network search engine and CFP products generated revenue of $5.8 million or 57.8% of product revenue, $3.9 million or 39.2% of product revenue, and $307,000 or 3.1% of product revenue, respectively. During 2002, those products generated revenue of $189,000, or 7.3%, $2.2 million, or 86.3%, and $165,000 or 6.4% of product revenue, respectively. The year-over-year increase in both revenue and percent of product revenue for our knowledge-based processors reflected the increased customer acceptance of those products, especially with Cisco, and their higher average selling price compared to our other products. Revenue from sales of our network search engines also increased in 2002, because of a significant increase in orders for customer products in which we achieved design wins in prior years. In addition, the mix of network search engines sold in 2003 included more of the versions with a higher average selling price than in 2002.

Also during 2003, we recognized engineering service revenue of $3.5 million related to a license and technology transfer agreement with Micron. The agreement was initially signed in late 2002 but subsequently amended in early 2003. The contract as amended requires Micron to make certain payments to us upon completion of development milestones related to one of our knowledge-based processors. We recognize revenue under this contract when the milestone is achieved and payment is made. As of March 31, 2004, payments of approximately $1.3 million remain under this contract, which are due to us upon completion of certain milestones.

Cost of Revenue.    Product cost increased from $1.6 million in 2002 to $20.3 million in 2003. The increase resulted primarily from an increase in total revenue and $11.4 million in production, reserves and warranty related charges associated with knowledge-based processors that Cisco returned to us under our standard warranty terms.

Gross Margin.    Gross margin decreased from 40.5% in 2002 to (50.1%) in 2003. Product margin decreased from 37.0% to (102.8%) during this period, while engineering service margin increased from 70.6% to 99.9% during the period. In 2003, we began high volume shipments of our knowledge-based processors to Cisco. While these processors had passed the qualification and testing procedures applied by Cisco and us at the time of shipment, Cisco subsequently began to apply more rigorous testing on their networking systems that identified certain situations in which our products failed to perform to specification. As a result, Cisco returned a portion of those products under the terms of our standard warranty. We recorded additional charges of approximately $11.4 million in order to write down the carrying value of our inventory to market and establish reserves for warranty and adverse purchase commitments, which resulted in the negative gross margin. These charges account for 49.8% of our total cost of product revenue for the year ended December 31, 2003.

Gross margins on engineering service revenues increased to 99.9% for the year ended December 31, 2003 from 70.6% in 2002. The increase was due to recognition of license and development fees from Micron which had virtually no related costs.

Research and Development Expenses.    Research and development expenses increased moderately from $17.1 million in 2002 to $18.3 million in 2003, due to increased legal expenses for intellectual property protection and related costs. We implemented a reduction-in-force during the first quarter of 2003 to conserve cash.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased from $4.2 million in 2002 to $4.4 million in 2003. Legal costs associated with securing intellectual property and other related costs represented most of the increase, but the total of other selling, general and administrative expenses remained flat, because our reduction-in-force in the first quarter of 2003 reduced expenses for the balance of the year, although revenue grew significantly during the year.

Interest Income and Interest Expenses.    Interest income decreased from $759,000 in 2002 to $466,000 in 2003. Interest income declined in 2003 due to lower levels of cash and investments in high grade debt instruments, as well as lower market yields.

Interest expense decreased from $481,000 in 2002 to $166,000 in 2003. This decrease was primarily due to paying down a stockholder note.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Revenue.    Total revenue increased from $2.0 million during 2001 to $2.9 million during 2002, representing an increase of 45.0%. Product revenue increased from $1.6 million during 2001 to $2.6 million during 2002. This increase consisted primarily of a 62.0% increase in unit shipments of our network search engines, although our average selling price declined. During 2002, our knowledge-based processor, network search engine and CFP products generated revenue of $189,000, or 7.3%, of total revenue, $2.2 million, or 86.3%, of total revenue, and $165,000, or 6.4%, of total revenue, respectively. During 2001, these products generated revenue of zero, $1.4 million, or 84.7%, of total revenue, and $251,000, or 15.3%, of total revenue, respectively. Revenues related to our network search engine products increased in 2002 due to wider adoption of our newer generation products.

Cost of Revenue.    Cost of revenue increased from $1.1 million in 2001 to $1.7 million during 2002. This increase was attributable to product costs associated with higher sales. Costs associated with engineering service were $108,000 during 2001 and $89,000 during 2002.

Gross Margin.    Gross margin decreased from 43.4% in 2001 to 40.5% in 2002. This decrease occurred because product sales represented a higher proportion of total revenue than our high margin engineering service revenue which declined to 10.5% of total revenue in 2002 from 18.8% in 2001.

Research and Development Expenses.    Research and development expenses increased from $11.6 million during 2001 to $17.1 million during 2002. This increase was primarily due to a $1.9 million increase in salary expense, $2.2 million of additional costs related to product development, and depreciation expense of $547,000.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased from $5.0 million during 2001 to $4.2 million during 2002. Legal expenses, which declined by approximately $500,000 in 2002, represented most of the reduction in these expenses.

Interest Income and Interest Expenses.    Interest income increased from $566,000 during 2001 to $759,000 during 2002. Interest income is generated from investment grade debt instruments. In 2002, we obtained substantial new proceeds from our financing activities, which we placed in these short-term investments. On the other hand, interest expense increased from $178,000 during 2001 to $481,000 during 2002, primarily due to equipment leasing interest and interest associated with bank debt.

Selected Quarterly Financial Information

The following tables set forth our unaudited quarterly statements of operations data for each of the five quarters ended March 31, 2004, as well as such data expressed as a percentage of our revenue for the quarters presented. This unaudited information has been prepared on a basis consistent with our audited financial statements appearing elsewhere in this prospectus and, in the opinion of our management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with the financial statements and notes included elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
	(in thousands, except per share data)
Statements of Operations Data:
Product revenue	$813	$1,699	$2,594	$4,909	$7,765
Engineering service revenue	—	3,005	8	507	502

Total revenue	813	4,704	2,602	5,416	8,267
Cost of product revenue	658	1,109	8,248	10,295	5,570
Cost of engineering service revenue	—	3	2	—	—

Total cost of revenue	658	1,112	8,250	10,295	5,570

Gross margin	155	3,592	(5,648)	(4,879)	2,697

Research and development	3,677	4,035	4,634	5,966	4,084
Selling, general and administrative	1,015	1,040	1,201	1,149	1,544
Stock-based compensation	317	495	683	1,180	2,253

Total operating expenses	5,009	5,570	6,518	8,295	7,881

Loss from operations	(4,854)	(1,978)	(12,166)	(13,174)	(5,184)
Interest and other income (expense), net	61	62	38	51	(221)

Net loss	$(4,793)	$(1,916)	$(12,128)	$(13,123)	$(5,405)

Net loss per common share; basic and diluted	$(0.37)	$(0.15)	$(0.92)	$(1.08)	$(0.39)
Weighted average number of shares in per share calculation; basic and diluted	13,049	12,966	13,169	12,107	13,707
As a Percentage of Revenue:
Product revenue	100.0%	36.1%	99.7%	90.6%	93.9%
Engineering service revenue	—	63.9	0.3	9.4	6.1

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of product revenue	80.9	23.5	317.0	190.1	67.4
Cost of engineering service revenue	—	0.1	0.1	—	—

Total cost of revenue	80.9	23.6	317.1	190.1	67.4

Gross margin	19.1	76.4	(217.1)	(90.1)	32.6

Research and development	452.3	85.8	178.1	110.2	49.4
Selling, general and administrative	124.8	22.1	46.2	21.2	18.7
Stock-based compensation	39.0	10.5	26.2	21.8	27.2

Total operating expenses	616.1	118.4	250.5	153.2	95.3

Loss from operations	(597.0)	(42.0)	(467.6)	(243.2)	(62.7)
Interest and other income	7.5	1.3	1.5	0.9	(2.7)

Net loss	(589.5)%	(40.7)%	(466.1)%	(242.3)%	(65.4)%

Revenue.    Product revenue increased sequentially from the first quarter of 2003 to the first quarter of 2004 primarily due to increased sales of our knowledge-based processor products. Additionally, we recorded engineering service revenue pertaining to our amended agreement with Micron of $3.0 million in the second quarter of 2003, $500,000 in the fourth quarter of 2003 and $500,000 in the first quarter of 2004. Remaining payments of approximately $1.3 million are due to us from Micron upon completion of certain milestones, which we expect to meet by the end of 2004. After completion of the remaining milestones, we do not expect any additional revenue to be generated under this agreement.

Cost of Revenue.    Cost of product revenue increased from the first quarter of 2003 to the first quarter of 2004 primarily due to higher sales of our knowledge-based processors. In the third and fourth quarters of 2003, we began volume shipments of our knowledge-based processors to Cisco. While these processors had passed the qualification and testing procedures applied by Cisco and us at the time of shipment, Cisco subsequently began to apply more rigorous testing on their networking systems that identified certain situations in which our products failed to perform to specification. As a result, a portion of our products was returned to us under the terms of our standard warranty. Accordingly, we recorded additional charges of approximately $6.6 million and $4.8 million in the third and fourth quarters of 2003, respectively, in order to write down the carrying value of our inventory to market and establish reserves for adverse purchase commitments.

Gross Margin.    As a result of the charges recorded in the third and fourth quarters of 2003 discussed above, we had negative gross margins. In the first quarter of 2004, we recorded revenue of approximately $2.7 million upon the sale of our knowledge-based processors written down or for which adverse purchase commitments had been recorded in 2003. The sale of these processors generated a zero margin as the inventory had been written down to its estimated selling price in the previous periods.

Research and Development Expenses.    Research and development expenses increased from the first quarter of 2003 to the first quarter of 2004 primarily due to product development expenses and an increase in headcount.

Selling, General and Administration Expenses.    Selling, general and administrative expenses increased from $1.0 million in the first quarter of 2003 to $1.5 million in the first quarter of 2004. This increase is primarily due to increased legal costs for intellectual property protection, commission expense stemming from increased product sales and additional personnel.

Our quarterly operating results are likely to fluctuate in the future, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our revenue and operating results to fluctuate from period to period include:

•	the timing and volume of orders received from our customers;

•	market demand for, and changes in the average selling prices of, our products;

•	the rate of qualification and adoption of our knowledge-based processors by networking OEMs;

•	fluctuating demand for, and lengthy life cycles of, the products and systems that incorporate our knowledge-based processors;

•	the market success of the OEMs’ networking systems that incorporate our products;

•	the ability of our wafer foundries to supply us with production capacity and finished products to sell to our OEM customers;

•	changes in the level of our costs and operating expenses;

•	our ability to receive our manufactured products from our wafer foundries and ship them within a particular reporting period;

•	deferrals or cancellations of customer orders in anticipation of the development and commercialization of new technologies or for other reasons;

•	changes in our product lines and revenue mix;

•	the timing of the introduction by others of competing, replacement or substitute network-aware processing technologies;

•	our ability or the ability of networking OEM customers that use our knowledge-based processors to procure required components or fluctuations in the cost of such components;

•	our ability to enforce our intellectual property rights or to defend claims that we infringe the intellectual property rights of others, and the significant costs to us of related litigation;

•	cyclical fluctuations in semiconductor or networking markets; and

•	general economic conditions that may affect end-user demand for products that use our knowledge-based processors.

The occurrence of one or more of these factors might cause our operating results to vary widely. As such, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Since our inception, we have financed our operations through the private sale of equity and equity-related securities with proceeds totaling $94.8 million. Additionally, we have financed operations with debt consisting of equipment leasing, working capital, purchase order commitments, accounts receivable and promissory notes. Our principal sources of liquidity consist of cash and equivalents and short-term investments which totaled $23.5 million as of March 31, 2004. In addition, to the extent our borrowing base under our line of credit increases, additional bank financing is available.

In October 2003, we obtained a $7.5 million cash management and trade credit facility from Silicon Valley Bank under a loan and security agreement dated as of October 17, 2003. The credit line was secured by all of our property except our intellectual property. The annual interest rate was set at the higher of 4.0% and Silicon Valley Bank’s prime rate plus one-quarter percent, except in the event of default, in which case the interest rate used would be increased by 5.0%. The agreement expires in October 2005. Under the agreement, we agreed to maintain a minimum tangible net worth of at least $16.0 million as of the last day of each month and a minimum cash balance of $5.0 million on deposit with Silicon Valley Bank. As of December 31, 2003, we failed to meet this requirement and were in default under the agreement. The agreement also prohibits us from declaring or paying cash dividends without Silicon Valley Bank’s consent. We paid loan fees of $2,500 and issued a warrant to purchase 49,231 shares of Series E preferred stock at a price of $4.875 per share to Silicon Valley Bank in connection with the credit facility.

In March 2004, we modified and expanded this credit facility to expand our borrowing capabilities from $7.5 million to $14.5 million in order to fund our operations and to restructure our loan agreement to address the failures to comply with the minimum tangible net worth loan covenant. Under the amended and restated loan and security agreement, Silicon Valley Bank waived these defaults and subsequently amended the covenant in March 2004. The agreement provides us with the right to prepay all loans and terminate the agreement at any time. Thus, after the closing of this offering, we intend to repay all such indebtedness and terminate the agreement. We signed an amended and restated loan and security agreement with respect to the revolving line of credit on March 30, 2004. The amended and restated loan agreement provides for an increase in the amount of credit line to $14.5 million upon the closing of this offering. Prior to the closing of this offering, the annual interest rate on advances under the revolving line of credit is equal to the higher of 5.0% and Silicon Valley Bank’s prime rate plus one percent, except in the event of default, in which case the interest rate would be increased by 5.0%. After the closing of this offering, the rate of interest will be the same as it was under the October 2003 credit facility. Amounts outstanding under the revolving line of credit are due upon expiration of the facility on October 2, 2005.

In March 2004, we also entered into an accounts receivable financing loan agreement with Silicon Valley Bank. The annual interest rate on all loans under this loan agreement is equal to Silicon Valley Bank’s prime rate plus 1.7%, except in the event of default, in which case the rate will be prime plus 5.8%. We can draw funds under this loan agreement against eligible accounts receivable or invoices to be issued against certain approved purchase orders. Advances generally must be repaid upon receipt of payment from our customer, or with respect to purchase order advances, when we send an invoice. The accounts receivable line of credit expires on the earlier of October 2, 2005, or the closing of this offering.

Both lines of credit are secured by all of our property, including intellectual property, although the latter will be removed as loan collateral upon the earlier of the closing of this offering, or following two consecutive fiscal quarters of net profit. Prior to the closing of this offering we must maintain our primary banking accounts with Silicon Valley Bank. After the closing of this offering, we must maintain at least 25.0% of our cash and cash equivalents on deposit with Silicon Valley Bank. Under the amended loan and security agreement and prior to the closing of this offering, we are required to maintain a minimum tangible net worth equal to the sum of $8.5 million, 50.0% of our net income, if any, and 50.0% of the aggregate proceeds of any new offering of securities.

We incurred loan fees of $100,000 in connection with the revolving and accounts receivable lines of credit, of which $75,000 will be due upon the closing of this offering. We also issued Silicon Valley Bank another warrant to purchase 61,538 shares of Series E preferred stock at a price of $4.875 per share.

As of March 31, 2004, we owed a total of $11.0 million under the Silicon Valley Bank credit lines, and $3.4 million remained available to us. We intend to repay all loans to Silicon Valley Bank from the proceeds of this offering.

As of March 18, 2004, we entered into a convertible promissory note and warrant purchase agreement with certain existing investors with proceeds of approximately $7.7 million. These notes bear interest at the rate of 10% per annum and are due on the earliest of March 18, 2005 or 30 days after the closing date of this offering or a change of control transaction. Warrants to purchase an aggregate of 306,000 shares of our common stock were issued to these investors at a per share exercise price of $0.50 per share.

We believe that the net proceeds from this offering, together with our existing cash balances and line of credit, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our amount of revenue, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.

Comparison of Three Months Ended March 31, 2004 to Three Months Ended March 31, 2003

Cash used in operating activities was $7.0 million for the three months ended March 31, 2004 compared to $4.7 million for the same period in 2003. The primary use of cash during these periods was the reported net loss of $5.4 million and $4.8 million for the three months ended March 31, 2004 and 2003, respectively offset by non-cash charges of approximately $3.0 million and $811,000. Non cash charges increased during the first quarter of 2004 compared to 2003 due to the recognition of approximately $2.4 million in stock-based compensation charges. Cash flows from operations in the first three months of 2004 were negatively impacted by an increase in accounts receivable of $2.8 million and $3.5 million in inventories, as our business grew. Significant uses of cash during the quarter included an increase in accounts receivable primarily from increased product sales to Solectron Technology, Inc. Also, we added inventory to meet increased customer demand for knowledge-based processors. Accounts payable grew as we incurred additional costs associated with procuring additional inventory to meet the demand for our knowledge-based processors from Solectron Technology, Inc.

We generated net cash flows from investing activities of $4.9 million for the three months ended March 31, 2004 because we were able to decrease our restricted cash balances when we renegotiated our bank facilities. During the same period in 2003, we used cash for investing activities on a net basis, primarily for the purchase of property and equipment totaling $608,000.

Cash flows from financing activities during the three months ended March 31, 2004 were $9.7 million consisting of proceeds received from the sale of $7.7 million in convertible promissory notes and warrants and a $1.1 million increase in bank financing. Our financing activities in the comparable period of 2003 consisted of draws and repayments on our line of credit.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Cash used in operating activities during the year ended December 31, 2003 was $25.8 million compared to $17.8 million in 2002. Our reported net loss of $32.0 million and $19.9 million in 2003 and 2002, respectively, was offset by non cash charges of approximately $15.6 million primarily due to stock-based compensation in 2003 and $1.8 million primarily due to depreciation and amortization in 2002. Cash used in operations during 2003 included an increase in accounts receivable of $3.7 million resulting from product sales late in 2003. We reduced our cash utilization during the year in part through an increase in accrued liabilities of $7.1 million, which primarily related to unfavorable purchase commitments and warranty charges for the cost of replacement parts. We also increased inventories during this period by $12.7 million as we began ramping production of our knowledge-based processors for Cisco, but this increase in gross inventories was significantly offset by a $10.4 million provision for inventory and adverse purchase commitments.

Cash used in investing activities was $7.5 million for the year ended December 31, 2003 compared to $2.0 million during the same period in 2002. During 2003, we used $5.0 million in cash related to bank financings as the cash was reclassified as restricted cash, $1.3 million in purchases of property and equipment and a net increase of $1.2 million in short-term investments. During 2002, we used cash in investing activities primarily for the purchase of property and equipment.

Cash provided by financing activities was $8.6 million in 2003 compared to $31.5 million in 2002. During 2003, we received proceeds of approximately $9.9 million from bank financings. We repaid bank debt totaling $1.4 million. During 2002, we raised $30.0 million from a convertible promissory note which we subsequently converted into shares of redeemable preferred stock by exercising our right to effect this conversion. We made net debt repayments of approximately $617,000 in 2002.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Cash used in operating activities was $17.8 million during the year ended December 31, 2002 compared to $12.1 million during the same period during 2001. Our operating losses of $19.9 million and $15.3 million, respectively, were offset by non cash charges of approximately $1.8 million in depreciation and amortization in 2002 and $1.8 million in depreciation and amortization in 2001. Operating cash flows during 2001 benefited from an increase in accounts payable and accrued liabilities of approximately $1.9 million due to an increase in accounts payable related to inventory and research and development expenses.

Cash used in investing activities was $2.0 million during the year ended December 31, 2002 compared to $3.2 million during the same period during 2001. In 2002, we purchased $1.9 million of property and equipment. In 2001, we purchased $1.5 million of property and equipment and $1.8 million in short-term investments.

Cash provided by financing activities was $30.0 million in 2002. Cash provided by investing activities was $35.4 million in 2001 primarily from sales of preferred stock, although we also obtained approximately $1.8 million from bank financings.

Contractual Obligations

The following table sets forth our minimum commitments as of December 31, 2003:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	More than 3 years
	(in thousands)
Working capital line	$7,500	$—	$7,500	$—
Accounts receivable credit line	2,400	2,400	—	—
Capital lease obligations	491	356	135	—
Operating lease obligations	66	54	12	—
Purchase obligations	11,059	11,059	—	—

Total	$21,516	$13,869	$7,647	$—

We have credit facilities with our two wafer foundries, which allow us to begin the manufacturing of wafers upon receipt of a purchase order. Our ensuing purchase orders constitute binding contractual agreements with our wafer foundries and are non-cancelable. At the time title transfers from the wafer foundry to us, we recognize the wafers as inventory and payment is due within 30 days. Non-cancelable purchase commitments, for which title has not yet transferred, were approximately $11.1 million as of December 31, 2003.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2003, we were not involved in any unconsolidated SPE transactions.

Quantitative And Qualitative Disclosure Regarding Market Risk

The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. Some of the investable securities permitted under our cash management policy may be subject to market risk for changes in interest rates. To mitigate this risk, we plan to maintain a portfolio of cash equivalent and short-term investments in a variety of securities which may include investment grade commercial paper, money market funds, government debt issued by the United States of America, state debt, certificates of deposit and investment grade corporate debt. Presently, we are exposed to minimal market risks associated with interest rate changes. We manage the sensitivity of our results of operations to these risks by maintaining a conservative portfolio, which consists mostly of investment grade short-term investments. Our cash management policy does not allow us to purchase or hold derivative or commodity instruments or other financial instruments for trading purposes. Additionally, our policy stipulates that we periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuer. As such, rating downgrades below investment grade require us to liquidate our holding. As of December 31, 2003, our investments consisted mostly of investment grade commercial paper and U.S. government debt.

Our exposure to interest rates also relates to an increase or decrease in the amount of interest expense we may incur depending upon our outstanding bank debt. As of March 31, 2004, our bank facility allowed us to borrow up to $14.5 million at a variable interest rate based upon the prime rate. The risks associated with fluctuating interest expense are limited to this debt instrument, and we do not believe that a 10.0% change in the prime rate would have a material impact upon our interest expense.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods after December 15, 2002. The adoption of provisions for recognition and initial measurements of FIN 45 did not have a material impact upon our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows.

On December 17, 2003, the SEC issued SAB No. 104, Revenue Recognition, which supercedes SAB No. 101, “Revenue Recognition in Financial Statements,” SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue managements, superceded as a result of the issuance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Additionally, SAB No. 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the “FAQ”) issued with SAB No. 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of SAB No. 104 did not have a material impact upon our financial position, results of operations or cash flows for the fiscal year ended December 31, 2003.

In March 2004, the FASB approved EITF Issue 03-6, “Participating Securities and the Two-Class Method under FAS 128.” EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and SFAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported EPS. We are currently in the process of evaluating the impact that adoption of EITF Issue 03-6 will have on our financial position and results of operations.

BUSINESS

Company Overview

We are a semiconductor company that designs, develops and markets high performance knowledge-based processors for a variety of advanced Internet, corporate and other networking systems, such as routers, switches, network access equipment and networked storage devices. Knowledge-based processors are integrated circuits that employ an advanced processor architecture and a large knowledge database containing network and network user information to make complex decisions about individual packets of information travelling through the network. Our knowledge-based processors significantly enhance the ability of networking original equipment manufacturers, or OEMs, to supply network service providers with systems offering more advanced functionality for the Internet, such as voice transmission over the Internet, or VoIP, virtual private networks, or VPNs, and streaming video and audio.

Prior to our development of knowledge-based processors, we developed integrated circuits to address basic forwarding functions used in networking systems for the core and enterprise networking markets. We introduced our first product in July 1997, which was sold in limited quantities. To respond to evolving networking requirements, we developed our next generation of products, our network search engines, which featured more advanced processing capabilities. From 1998 to 2001, we introduced several of these network search engine products. During this time, our revenue from these products was low, and we experienced significant net operating losses. In 2000, in response to the dramatic growth in and greater complexity of Internet traffic, we recognized the need to develop more advanced processors to enable higher performance for a variety of advanced networking systems. By 2001, we were able to broaden our customer base to include networking OEMs such as Cisco, Huawei and Nortel Networks. In 2002, we introduced our knowledge-based processors, and began substantial production in the second half of 2003, resulting in the majority of our revenue.

Our knowledge-based processors incorporate advanced technologies that enable rapid processing, such as a superscalar architecture, which uses parallel-processing techniques, and deep pipelining, which segments processing tasks into smaller sub-tasks, for higher decision throughput. These technologies enable networking systems to perform a broad range of network-aware processing functions, such as access control for network security, prioritization of traffic flow to maintain quality of service, or QoS, and statistical measurement of Internet traffic for transaction billing.

We design our products at the transistor level and use a full-custom layout flow to define how circuits are constructed in silicon. This allows us to optimize circuit design, minimize chip size and reduce power dissipation of our integrated circuits. By minimizing chip size, we are able to optimize the cost of our knowledge-based processors and facilitate the design of our customers’ products within smaller enclosures, or form factors.

We provide complete, systems-level solutions that include interface designs and firmware, device driver, packet-processing and knowledge database management application software, design tools and environments and reference designs. By providing a comprehensive systems-level solution, we help networking OEMs reliably introduce next generation networking systems and significantly enhance their time-to-market. These systems-level solutions are provided free-of-charge to our OEM customers to encourage sales of our products.

Our products are designed into systems offered by leading networking OEMs, including Alcatel, ARRIS, Atrica, Cisco, CloudShield, Extreme Networks, Fujitsu, Hitachi, Huawei, Juniper Networks and Nortel Networks. We organized our business in 1995 as a California limited liability company and incorporated in Delaware in 2000.

Industry Overview

Networking Market Overview

The Internet has experienced dramatic growth and evolved significantly due to a sharp increase in the level of worldwide voice, video and data traffic. According to International Data Corporation, total worldwide Internet traffic is expected to increase from 180 petabits per day in 2002, to 5,175 petabits per day in 2007. This represents a compound annual growth rate of 95.7%. This growth has been driven primarily by a wider variety of uses for the Internet, an increased amount of digital media content available through the Internet, and more advanced Internet applications. These applications include:

•	voice transmission over the Internet, or VoIP;

•	virtual private networks, or VPNs, for secure communications;

•	Video on demand;

•	Streaming video and audio;

•	Music file downloading and sharing;

•	Email communications; and

•	E-commerce.

Due to the rapid growth of voice, video and data traffic, as well as the greater complexity created by the convergence of these types of traffic, there has been significant expansion of the global networking infrastructure using advanced packet-switching protocols, which are the data formats that enable communication among the systems within the network. These networking systems, based upon packet-switching protocols, transport packets of information through the network. The most common packet-switching protocol is the Internet Protocol, or IP.

The Internet infrastructure consists of various networking systems that handle the processing of IP packets. These systems include routers, switches, network access equipment and networked storage devices. An IP packet that is sent from one user’s device to another typically travels through a variety of networks that comprise the Internet infrastructure. These types of networks include:

•	core networks, for long-distance city-to-city communications which may span hundreds or thousands of miles;

•	metro networks, for intra-city communications which may span several miles;

•	enterprise networks, for internal corporate communications, including access to storage environments;

•	edge networks, which link core, metro, enterprise and access networks; and

•	access networks, which connect individual users to the edge network.

The following diagram depicts typical network connections within the Internet infrastructure:

IP packets are transferred from one networking system to another through these network connections. Each system within the network and each connected end-user device, such as a computer, is assigned a unique identifier, known as an IP address, which allows these systems and devices to communicate with each other. Decisions on how to handle IP packets are made using the data that is contained in the packet header. The packet header information consists of key data regarding the packet, including the IP address of the system that generated the packet, referred to as the source IP address, and the IP address of the device to which the packet is to be transmitted, referred to as the destination IP address. When a packet arrives at a networking system such as a switch or a router, the packet is processed and decisions about the packet header are made. For example, an IP packet traveling from New York to San Francisco might travel through as many as 15 routers or switches and be processed a number of times by each router or switch. For many networking applications, packet processing must be performed without slowing down the overall flow of communication. Keeping pace with the rate of communication flow is referred to as wire-speed performance.

Transporting a packet from its source to a destination involves a basic class of packet processing commonly known as forwarding. For example, to forward a packet, a switch or router would use a packet processor to extract the header information from an incoming packet and store the information to be transported temporarily in an area known as the buffer. Next, the packet header information, in particular the destination IP address, would be analyzed to establish the networking system that the packet should be forwarded to in order to move the packet one step closer to its final destination. Networking OEMs implement packet processor functionality either by developing their own custom integrated circuit solutions, or by using network processors, or NPUs, developed by third parties.

Due to the increased usage of the Internet, as well as the greater complexity of Internet-based applications, the amount of processing required for packets is increasing significantly. These more complex applications require multiple classes of packet processing that depend on both the type of content being transported and the information, or knowledge, of the overall network.

Trend Towards Network-aware Processing

Rapid growth of voice, video and data traffic, as well as the greater complexity created by the convergence of these types of traffic, increasingly challenges OEMs to offer systems that enable network service providers to introduce new services over the Internet, such as VoIP, VPNs, video on demand, streaming video and audio and music file downloading. In particular, networking OEM systems must increasingly use knowledge about the overall network, which includes the method and manner in which networking systems are interconnected as well as traffic patterns and congestion points, connection availability, user-based privileges, priorities and other attributes. Using this knowledge to make complex decisions about individual packets of information involves network awareness, which includes the following:

•	Preferential transmission of packets based upon assigned priority;

•	Restrictions on access based upon security designations;

•	Changes to packet forwarding destinations based upon traffic patterns and bandwidth availability; and

•	Addition or deletion of information about networks and users.

Network awareness in advanced systems requires multiple classes of packet processing, in addition to forwarding. These additional classes of processing include access control for network security, prioritization of packets to maintain QoS and statistical measurement of Internet traffic for transaction billing. Compared to the basic processing task of forwarding, these additional classes of packet processing require a significantly higher degree of processing of IP packets to enable network awareness, or network-aware processing. To maintain wire-speed performance in a network-aware environment, major networking OEMs require hundreds of millions of packet decisions each second, while also updating the knowledge database up to 100,000 times per second.

Several powerful trends are driving greater demand for network-aware processing:

•	Increasing Internet traffic drives the need for higher bandwidth. New applications continue to emerge, including applications for file sharing and downloading of digital media such as MP3 audio files and digital images such as photographs. These new applications require greater speed for effective transmission, which is driving the need for higher bandwidth. To satisfy these needs, routers, switches and other networking systems must have the ability to make rapid forwarding decisions that determine what further processing should be done for the packet, identify where the packet should be sent to next and rapidly transport the packet to the destination port. For example, edge and metro networking speeds have evolved from 1 Gigabit per second, or 1 Gb/s, to 2.5 Gb/s, and are expected to increase to 10 Gb/s over the next several years.

•

Increasing network security requires additional packet inspection.    In order to make IP networks secure, security technologies are being deployed at various points within the global networking infrastructure. For example, in the enterprise network, features are being added to secure specific links using VPNs and access control lists. VPNs prevent eavesdropping on a secured communications link that is established between two devices and access control lists enable network service providers to permit or deny access to certain destinations. To implement these features, additional packet inspection is needed, which is typically more complex than the basic processing for forwarding decisions. These features require more information to be stored in the knowledge database and to be subsequently extracted for processing.

•	Convergence of voice, video and data traffic requires enhanced QoS. Convergence of voice, video and data traffic requires enhancement of the IP network infrastructure, as these new services have more stringent performance requirements than traditional packet data. For example, delay in the transmission of a packet, or latency, would significantly degrade the quality of voice and video communications. To support more advanced communications, the network needs to treat packets of data in the IP network differently by assigning them a specified QoS level. For example, packets that require time-critical delivery can be assigned a higher priority for transmission, thereby reducing latency.

•	Proliferation of Internet-connected devices requires more complex processing capabilities and larger knowledge databases. Each Internet-connected device, including computers, handheld personal digital assistants and data and video-enabled mobile phones, is assigned an IP address. The significant increase in the number of such devices has led to a corresponding increase in the number of devices that networking systems need to support, requiring larger knowledge databases. In addition, in an effort to accommodate the connection of more devices to the Internet, the networking industry is moving to a new protocol standard, Internet Protocol version 6, or IPv6, which will increase the length of each IP address, requiring significantly more complex network-aware processing to support larger knowledge databases.

The multiplicative effect of these trends leads to a significantly greater need for advanced processing that utilizes overall knowledge of the network to enable network awareness within switches, routers and other networking systems. Higher levels of performance are required to enable advanced processing for a greater variety of packet processing, such as access control for network security, prioritization of packets to maintain QoS and statistical measurement of Internet traffic for transaction billing, in addition to the forwarding functions.

Networking OEMs have used several approaches to enable network awareness in their systems. One approach involves the use of internally designed custom integrated circuit solutions. Other OEMs have chosen to outsource this requirement to merchant integrated circuit suppliers. Networking OEMs use these integrated circuits to analyze and make decisions about an IP packet based on the packet’s header information, which is extracted by the OEMs’ packet processors. The packet processor inspects the specific implementations of packet-switching protocols and executes specific instructions needed to move the packet through the networking system.

The custom integrated circuit and merchant approaches have both been adequate for the basic decision-making required for forwarding, particularly at lower speeds. However, as the demand for bandwidth and the need to support more advanced Internet applications increases, these approaches are increasingly unable to scale at the pace demanded by advanced applications because of their slower and less efficient processing capability. This creates a bottleneck in the information flow and limits overall system performance. Further, in designing high performance systems, networking OEMs need to address other performance issues, such as power dissipation. Minimizing the power dissipated by integrated circuits is becoming more important for networking systems such as routers and switches, which are increasingly designed in smaller form factors.

Networking OEMs face growing pressure to rapidly introduce new products, reduce their design and manufacturing costs and respond to the growing demand from network service providers for new and advanced services. These OEMs choose to focus on their core competencies in the design and development of certain functionalities within their networking systems, as well as systems-level design and integration. As a result, networking OEMs increasingly seek third party providers of advanced processing solutions that complement their core competencies to enable network awareness within their systems and meet their escalating performance requirements for rapid processing speeds, complex decision-processing capabilities, low power dissipation, small form factor and rapid time-to-market.

Our Solution

To enable network awareness for a variety of advanced networking systems, such as routers, switches, network access equipment and networked storage devices, we offer high performance knowledge-based processors. Our knowledge-based processors use an advanced processor architecture and a large knowledge database containing network and network user information to make complex decisions about individual packets of information travelling through the network. These features enable advanced processing across a variety of classes of packet processing, including access control for network security, prioritization of packets to maintain QoS and statistical measurement of Internet traffic for transaction billing. In addition, we design our products by connecting individual transistors and we use a full-custom layout flow to define precisely how circuits are constructed in silicon, enabling us to optimize circuit design, minimize chip size and reduce power dissipation of our integrated circuits.

Key features of our solution include:

Advanced Architecture for High-Speed Performance.    Our knowledge-based processors enable networking OEMs to offer products that process packets at wire-speed performance. Our knowledge-based processors are designed with a superscalar architecture that enables multiple decisions to be processed in parallel. In addition, our knowledge-based processors employ deep pipelining, which segments processing tasks into smaller sub-tasks for higher decision throughput. We use these advanced technologies to enable faster decision throughput in the network. In addition, our knowledge-based processors include features that give access to and support multiple NPUs, allowing more than one NPU to handle packet processing simultaneously. By incorporating our products, networking OEMs are able to process packets more rapidly.

Expandable Processing Resources.    We offer knowledge-based processors that can process packets using knowledge databases containing up to approximately 512,000 records on a single integrated circuit. Additionally, our customers can interconnect multiple knowledge-based processors, which extends the usable knowledge database to up to approximately four million records. This allows our OEM customers’ products to support a range of decision-making capacities that scales with end-user requirements. This feature becomes more critical as the number of devices connected to the Internet increases and networking OEMs deploy IPv6, creating the need for additional processing resources and larger knowledge databases to support longer IP addresses.

Full-Custom Integrated Circuit Design for Reduced Cost and Low Power Dissipation.    We design our products using full-custom methodologies that allow us to optimize circuit area to implement specific functionality and accommodate larger knowledge databases. Our use of a full-custom layout flow allows for enhanced control of transistor characteristics as needed for optimized circuit design and enables us to minimize chip size and reduce power dissipation of our integrated circuits. By minimizing chip size, we are able to optimize the cost of our knowledge-based processors and facilitate the design of our OEM customers’ products within smaller form factors.

Systems-Level Solutions for Enhanced Design Flexibility and Rapid Time-to-Market.    To encourage our customers to design into their products our knowledge-based processors and to assist their design efforts, we offer various systems-level solutions. These include designs for programmable products that interface a customer’s custom integrated circuits with our knowledge-based processors, software and firmware to program our knowledge-based processors and products that interface with our knowledge-based processors, and design tools and environments and reference designs that facilitate the incorporation of our knowledge-based processors into a customer’s system. We do not charge our customers for providing these system-level solutions. We work with NPU providers to validate our reference hardware and software, so that networking OEMs using our reference hardware and software can design their products with our knowledge-based processors more reliably and move to production more quickly. We also provide without charge dedicated applications support to enhance the product time-to-market for our OEM customers who choose to develop their own interfaces to our products.

Transistor-Level Circuit Design for Enhanced Performance.    In order to meet the stringent demands of our knowledge-based processors for high speed, low power dissipation and small form factors, we use a highly customized design approach using transistor-level circuit designs. By using a highly customized design flow, we are able to control precisely how the processing elements are constructed in silicon, leading to higher levels of integrated circuit performance. Designing integrated circuits at the transistor level requires a deep understanding of device physics to maximize transistor device performance. We employ simulation tools that are commonly used in the transistor-level design of analog integrated circuits. We complement these tools with our proprietary techniques to meet the complex design requirements of our knowledge-based processors.

Our Strategy

Our objectives are to be the leading provider of network-aware processing solutions to networking OEMs and to expand into new markets and applications. To achieve these goals, we are pursuing the following strategies:

Maintain and Extend our Market and Technology Leadership Positions.    We were the first supplier of knowledge-based processors with approximately 512,000 records, and also the first supplier to achieve 1.0 Volt operation of knowledge-based processors for lower power dissipation. We intend to expand our market and technology leadership positions by continuing to invest in the development of successive generations of our knowledge-based processors to meet the increasingly high performance needs of networking OEMs. We intend to leverage our engineering capabilities and continue to invest significant resources in recruiting and developing additional expertise in the area of high performance circuit design, custom circuit layout, high performance I/O interfaces, and applications engineering. By utilizing our proprietary design methodologies, we intend to continue to target the most demanding, advanced applications for our knowledge-based processors.

Focus on Long-Term Relationships with Industry-Leading OEM Customers.    The design and product life cycles of our OEM customers’ products have traditionally been lengthy, and we work with our OEM customers at the pre-design and design stages. As a result, our sales process typically requires us to maintain a long-term commitment and close working relationship with our existing and potential OEM customers. This process involves significant collaboration between our engineering team and the engineering and design teams of our OEM customers, and typically involves the concurrent development of our knowledge-based processors and the internally-designed packet processors of our OEM customers. We intend to continue to focus on building long-term relationships with industry-leading networking OEMs to facilitate the adoption of our products and to gain greater insight into the needs of our OEM customers.

Leverage Technologies to Create New Products and Pursue New Market Opportunities.    We intend to leverage our core design expertise to develop our knowledge-based processors for a broader range of applications to further expand our market opportunities. We plan to address new market segments that are increasingly adopting network-aware processing, such as corporate storage networks, which increasingly use IP-based packet-switching networking protocols.

Capitalize on Highly Focused Business Model.    We are a fabless semiconductor company, utilizing third parties to manufacture, assemble and test our products. This approach reduces our capital and operating requirements and enables us to focus greater resources on product development. We work closely with our wafer foundries to incorporate advanced process technologies in our solutions to achieve higher levels of performance and reduced cost. These technologies include advanced complementary metal oxide semiconductor, or CMOS, implemented in a 0.13 micron logic process flow, up to eight layers of copper interconnect and 300 millimeter wafer sizes. Our business model allows us to benefit from the large manufacturing investment of our wafer foundries who are able to leverage their investment across many markets.

Expand International Presence.    We sell our products on a worldwide basis and utilize a network of direct sales and independent sales representatives in the U.S., Europe and Asia. We intend to continue to expand our sales and technical support organization to broaden our customer reach in new markets. We believe that Asia, in particular China, where we have already established customer relationships, provides the potential for significant additional long-term growth for our products. Given the continued globalization of OEM supply chains, particularly with respect to design and manufacturing, we believe that having a global presence will become increasingly important to securing new customers and design wins and to support OEMs in bringing their products to markets.

Our Markets and Products

Our products are incorporated in a broad variety of networking systems that handle the processing of IP packets. These systems are used throughout multiple types of networks that comprise the global Internet infrastructure, including the enterprise, metro, access, edge and core networking markets. These networks vary in their requirements for bandwidth, number of users to support and complexity of IP packet processing. For example, the core networking market has very high bandwidth requirements, as it typically handles traffic from many individual users, to enable Internet traffic over distances that typically span hundreds or thousands of miles. Our OEM customers’ networking systems in the core network typically incorporate several of our knowledge-based processors to provide very large knowledge databases to accommodate large numbers of users. Due to the increased usage of the Internet, as well as the higher complexity of Internet-based applications, we expect network-aware processing to increasingly become a more essential component of networking systems throughout the global Internet infrastructure.

Key characteristics of our knowledge-based processors include:

•	Superscalar architectures, which increase decision throughput by executing multiple decisions in parallel;

•	Flexible allocation of network-aware processing resources among different classes of packet processing, which allows different subsets of the knowledge database to be selected;

•	Deep pipelining, which segments processing tasks into smaller sub-tasks for higher decision throughput; and

•	A comprehensive set of instructions to implement network-aware processing.

We offer a broad range of our knowledge-based processors in two main product families:

Proprietary Interface Knowledge-based Processors—NL5000 Family

Our proprietary interface knowledge-based processors are used primarily by networking OEMs developing their own packet processors. Our products operate in conjunction with an OEM-developed custom integrated circuit or a programmable logic device, such as a field programmable gate array, and feature a proprietary interface that provides advanced interface technology to enable networking OEMs to meet their demanding system performance requirements.

Networking OEMs typically require solutions at different prices in order to target different market segments with the same design. To satisfy this demand, our proprietary interface knowledge-based processor family incorporates product offerings with a range of knowledge database sizes, and all of our knowledge-based processors are designed to be connected in groups to increase the knowledge database available for processing.

We introduced our proprietary interface knowledge-based processors, which are designed in a 0.13 micron TSMC logic process, to the market in the second quarter of 2002. These processors operate from a 1.0 Volt power supply for reduced power consumption and support a knowledge database of up to approximately 512,000 records with performance of up to 500 million decisions per second. These processors also support advanced features for improved fault tolerance that help maintain the data integrity of the knowledge database by providing built-in circuitry to detect faults in the knowledge database.

We also provide versions of our proprietary interface knowledge-based processors that work with proprietary custom integrated circuits and application software developed by Cisco.

NPU Interface Knowledge-based Processors—NL5000GLQ Family

Our NPU interface knowledge-based processors are designed to interface directly to NPUs, such as those from Intel Corporation. They incorporate architectural features that simultaneously support multiple NPUs and NPU-based designs, resulting in more rapid packet processing. These features enable a single knowledge-based processor to make network-aware decisions for both incoming and outgoing communications line channels.

We introduced our NPU interface knowledge-based processors, which are designed in a 0.13 micron TSMC logic process, to the market in the first quarter of 2004. These processors operate from a 1.0 Volt power supply for reduced power consumption and support a knowledge database of up to approximately 512,000 records with performance of up to 125 million decisions per second.

The following table summarizes our current knowledge-based processor offerings:

Product	Introduction Date	Process Technology	Performance	Key Features

NL5000 Family (including a customized version for Cisco)	Q2 2002	0.13 micron TSMC logic process	Up to 500 million decisions per second

•      High performance through a superscalar architecture and deep pipelining

•      Knowledge database with advanced configurability supporting up to approximately 512,000 records

•      Support for fault tolerance in the knowledge database

•      Operate from 1.0 Volt power supply for low power consumption

•      Support for Cisco custom instruction set (available with Cisco version only)

NL5000GLQ Family	Q1 2004	0.13 micron TSMC logic process	Up to 125 million decisions per second

•      High performance through a superscalar architecture and deep pipelining

•      Knowledge database with advanced configurability supporting up to approximately 512,000 records

•      Direct interface to and simultaneous support for two network processors

•      Operate from 1.0 Volt power supply for low power consumption

Knowledge-based Processors Under Development

We are actively developing proprietary interface and NPU interface knowledge-based processors in a TSMC 90-nanometer logic process with up to eight layers of copper interconnect. These new designs will enable us to offer knowledge-based processors that feature higher levels of performance, including additional functionality developed in close cooperation with our customers to improve application-specific performance.

Legacy Products

We continue to support our legacy network search engines, which include the NL1000 through NL4000 network search engine families and the NL3128GLM network search engines, a device that interfaces directly to certain NPUs from Applied Micro Circuits Corporation. We introduced our network search engine products between 1998 and 2001. These products are fabricated by UMC or TSMC using a range of process technologies from 0.35 micron to 0.15 micron.

We also continue to support a legacy classification and forwarding processor, or CFP, product, that provides certain advantages over NSEs for particular classes of packet processing commonly used in networking systems. We introduced the CFP, which is fabricated by UMC using a 0.25 micron process, to the market in the second quarter of 2000. We continue to research CFP technology and may incorporate it into a future knowledge-based processor product.

Customers

The markets for networking systems utilizing our products and services are mainly served by large networking OEMs, such as Alcatel, ARRIS, Atrica, Cisco, Cloudshield, Extreme Networks, Fujitsu, Hitachi, Huawei, Juniper Networks and Nortel Networks. We work with these and other networking OEMs to understand their requirements, and provide them with solutions that they then qualify and, in some cases, specify for use within their systems. While we sell directly to some networking OEMs, we also provide our products and services indirectly to other networking OEMs through their contract manufacturers, who in turn assemble our products into systems for delivery to our OEM customers. Sales to contract manufacturers accounted for 65.6% of total revenue in the first quarter of 2004 and 38.4%, 26.8% and 6.0% of total revenue in 2003, 2002 and 2001, respectively. Sales of our products are made under short-term, cancelable purchase orders. As a result, our ability to predict future sales in any given period is limited and subject to change based on demand for our OEM customers’ systems and their supply chain decisions.

We also provide our products and services indirectly to our OEM customers through our international stocking sales representatives. Our stocking sales representatives are independent entities that assist us in identifying and servicing foreign networking OEMs and generally purchase our products directly from us for resale to OEMs or contract manufacturers located outside the U.S. Our international stocking sales representatives generally exclusively service a particular foreign region or customer base, and purchase our products pursuant to cancellable and reschedulable purchase orders under our standard warranty provisions for defects in materials, workmanship and product performance. At our option, defective products may be returned for their purchase price or for repair or replacement. To date, our international stocking sales representatives have returned a small number of defective products to us. Our international stocking sales representatives may also act as a sales representative and receive commissions on sales of our products. Our international stocking sales representatives include Bussan Microelectronics/Mitsui Comtek and Lestina International. Sales through our international stocking sales representatives accounted for 13.0% of total revenue in the first quarter of 2004 and 21.6%, 18.9% and 17.3% of total revenue in 2003, 2002 and 2001, respectively. While we have purchase agreements with our international stocking sales representatives, our international stocking sales representatives do not have long-term contracts with any of our OEM customers that use our products and services.

Below is the list of our OEM customers who have purchased at least $100,000 of our products directly from us or from a contract manufacturer or international stocking sales representative during the 12-month period ending December 31, 2003:

Alcatel	Cloudshield	Huawei Technologies
ARRIS Group	Extreme Networks	Juniper Networks
Atrica Israel	Fujitsu	Nortel Networks
Cisco Systems	Hitachi

In the first quarter of 2004, Cisco, including its contract manufacturers, accounted for 64.0% of our total revenue. In 2003, Solectron (as Cisco’s contract manufacturer), Micron and Bussan Microelectronics/Mitsui Comtek accounted for 27.4%, 25.9% and 15.5% of our total revenue, respectively. In addition, in 2003, Cisco, including its contract manufacturers, accounted for 33.5% of our total revenue. In 2002, Cisco, including its contract manufacturers, accounted for 21.6% of our total revenue. In 2001, Impact Technologies, a distributor, Huawei Technologies, through its international stocking sales representative, and Cisco, including its contract manufacturers, accounted for 25.6%, 12.3% and 15.3% of our total revenue, respectively.

Sales and Marketing

Our sales and marketing strategy is to achieve design wins with leaders and emerging participants in the networking systems market and to maintain these design wins primarily through leading-edge products and superior customer service. We focus our marketing and sales efforts at a high organizational level of our potential customers to access key decision makers. In addition, as many networking OEMs design custom integrated circuits to interface to our products, we believe that applications support at the early stages of design is critical to reducing time-to-market and minimizing costly redesigns for our customers.

Our product sales cycles can take up to 24 months to complete, requiring a significant investment in time, resources and engineering before realization of income from product sales, if at all. Such long sales cycles mean that OEM customers’ vendor selections, once made, are normally difficult to change. As a result, a design loss to the competition can negatively impact our financial results for several years. Similarly, design wins can result in an extended period of revenue opportunities with that customer.

We market and sell our products through our direct sales force and through approximately 20 independent sales representatives throughout the world. Our direct sales force is dedicated to enhancing relationships with our customers. We supplement our direct sales force with independent sales representatives, who have been selected based on their understanding of the networking systems market and their level of penetration at our target OEM customers. We also use application engineers to provide technical support and design assistance to existing and potential customers.

Our marketing group is responsible for market and competitive analyses and defining our product roadmaps and specifications to take advantage of market opportunities. This group works closely with our research and development group to align development programs and product launches with our OEM customers’ schedules. Additionally, this group develops and maintains marketing materials, training programs and our web site to convey our benefits to networking OEMs.

Research and Development

We devote substantial resources to the development of new products, improvement of existing products and support of the emerging requirements of networking OEMs. We have assembled a team of product designers possessing extensive experience in system architecture, analog and digital circuit design, hardware reference board design, software architecture and driver design and advanced fabrication process technologies. As of March 31, 2004, we had 60 full-time employees engaged in research and development. Our research and development expense was $4.1 million in the first quarter of 2004 and $18.3 million, $17.1 million and $11.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

We use a number of standard design tools in the design, manufacture and verification of our products. Due to the highly complex design requirements of our products, we typically supplement these standard tools with our own tools to create a proprietary design methodology that allows us to optimize the circuit-level performance of our products.

Technology

We have technological core competencies in the design of integrated circuits to enable network-aware processing using very large knowledge databases. Our products integrate in a single integrated circuit high performance processing, storage circuitry, control functionality and advanced I/O interfaces. Due to the highly specialized nature of our design process, we implement almost all portions of our product design without third party technology, with the exception of readily available intellectual property to implement standard functions, such as memory and timing control circuits.

We have assembled a research and development team with extensive expertise in the following areas:

Transistor-level Circuit Design.    A common approach to application specific processor design is to use pre-defined logic functions. This approach is used extensively to shorten the development cycle by allowing an automated process for mapping a product’s logical definition to its construction in silicon. In order to provide knowledge-based processors which feature high speed, low power dissipation and small form factors, we use a more fundamental approach using transistor-level circuit design. With this highly-customized design flow, we are able to implement processing elements that are defined at the most fundamental transistor level and therefore provide higher levels of performance. We employ standard simulation tools that are commonly used in the transistor-level design of analog products. We complement these tools with unique and proprietary methods to meet the complex design requirements of our knowledge-based processors.

Full-custom Layout.    In order to implement a transistor-level circuit design, we use a full-custom layout flow to define how circuits are constructed in silicon. This flow enables us to control transistor characteristics to optimize circuit design and minimize chip size. By minimizing chip size, we are able to reduce the cost of our knowledge-based processors. This flow also enables us to control the precise layout of transistors and the connections between them in order to reduce power dissipation. Minimizing the power dissipated by integrated circuits becomes increasingly important for networking systems, which are increasingly designed in small form factors.

Advanced Design Architecture.    By working closely with the engineering and design teams of our OEM customers, we utilize our design architecture skills to help ensure that our knowledge-based processors are deployed within their systems in a manner that best addresses their target applications. This product architecture task involves effective partitioning of our knowledge-based processors’ resources to multiple network decision processes, optimized timing to ensure efficient interfaces to other devices and determination of instruction sequences to allow for unique applications. We have acquired our advanced design architecture skills and application knowledge through close collaboration with networking OEMs during the development of successive generations of our products.

Device Physics.    We possess a comprehensive understanding of device physics, which is important to the development of knowledge-based processors. This understanding includes not only the desired transistor characteristics to be implemented but also the way in which process variations can affect the operation of an integrated circuit. To mitigate these effects, we utilize our extensive knowledge of device physics and skills in conjunction with standard tools to make circuit-level design modifications or manufacturing process changes to improve the performance of our products.

Software Product Code and Development Tools.    Our knowledge-based processors are delivered to our OEM customers with a suite of supporting software that is intended to accelerate the integration of our solution in their overall system environment. This product code includes knowledge database management software to assist in the initialization and management of records retained on our knowledge-based processors, as well as software used to communicate with our knowledge-based processor. In addition, we provide our OEM customers with emulation and modeling software for the design and verification of their software and hardware. We develop software packages using a team of engineers that possess advanced system knowledge and device modeling skills.

High-speed I/O Interface.    Our products interface with high performance packet processors that utilize our knowledge-based processors to decide what action to take on an incoming packet of information. Due to the nature of this functional partitioning, a very high bandwidth connection is required between the packet processor and our knowledge-based processor. To meet the complex requirements of this interface, we develop custom high-speed I/O interfaces. We develop these circuits with advanced technology to support integrated circuit-to-integrated circuit communications.

Manufacturing

We design and develop our products and electronically transfer our proprietary designs to third party wafer foundries to manufacture our products. Wafers processed by these foundries are shipped to our subcontractors, where they are assembled into finished products and electronically tested before delivery to our customers. We believe that this manufacturing model significantly reduces our capital requirements and allows us to focus our resources on the design, development and marketing of our products.

All of our current products use standard CMOS logic manufacturing processes with geometries of 0.13 micron and higher. Our principal wafer foundry is TSMC in Taiwan, and we also use UMC in Taiwan. We are actively involved with product development on next-generation processes, and are working with TSMC in an early-adopter program for 90-nanometer process geometries. The latest generation of our products employs up to eight layers of copper interconnect and 300 millimeter wafer sizes.

Our products are designed to use industry standard packages and be tested using widely available automatic test equipment. We develop and control product test programs used by our subcontractors based on our product specifications. We currently rely on ASAT Holdings Limited in Hong Kong, Advanced Semiconductor Engineering, Inc. in Taiwan, King Yuan Electronics Co., Ltd. in Taiwan, and ISE Labs, Inc. and Viko Test Lab in the U.S. to assemble and test our products.

We have designed and implemented an ISO9001-certified quality management system that provides the framework for continual improvement of our products, processes and customer service. We apply well-established design rules and practices for CMOS devices through standard design, layout and test processes. We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our products. We emphasize a strong supplier quality management practice in which our manufacturing suppliers are pre-qualified by our operations and quality teams. To ensure consistent product quality, reliability and yield, we closely monitor the production cycle by reviewing electrical, parametric and manufacturing process data from each of our wafer foundries and assembly subcontractors. We currently do not have long-term supply contracts with any of our significant third party manufacturing service providers. We generally place purchase orders with these providers according to terms and conditions of sale which specify price and 30-day payment terms and which limit the providers’ liability.

Competition

The markets for our products are highly competitive. We believe that the principal bases of competition are:

•	processing speed;

•	power dissipation;

•	size of the knowledge database that can be processed;

•	price;

•	product availability and reliability;

•	customer support and responsiveness;

•	timeliness of new product introductions; and

•	credibility of supplier to design and manufacture product.

We believe that we compete favorably with respect to each of the bases identified above. However, some of our larger competitors have greater financial resources and a longer track record as a semiconductor supplier than we do. We anticipate that the market for our products will be subject to rapid technological change. As we enter new markets and pursue additional applications for our products, we expect to face competition from a larger number of competitors. Within our target market, we primarily compete with certain divisions of Cypress Semiconductor Corporation and IDT. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors, and innovative start-up semiconductor design companies.

Intellectual Property

Our success and future growth will depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws to protect our intellectual property. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants and through security protection of our computer network and physical premises. However, these measures may not provide meaningful protection for our intellectual property.

As of March 31, 2004, we held 52 issued U.S. patents and seven issued foreign patents. In addition, as of March 31, 2004, we had 82 patent applications pending in the U.S. and a total of 12 pending foreign patent applications and patent applications filed under an international treaty. We may not receive any additional patents as a result of these applications or future applications. Our U.S. patents have expiration dates from 2017 through 2022. Nonetheless, we continue to pursue the filing of additional patent applications. Any rights granted under any of our existing or future patents may not provide meaningful protection or any commercial advantage to us.

While our patents and other intellectual property rights are important, we believe that our technical expertise and ability to introduce new products in a timely manner will also be important factors in maintaining our competitive position.

Many participants in the semiconductor industry have a significant number of patents and have frequently demonstrated a willingness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, we have received, and expect to continue to receive, notices of claims of infringement or misappropriation of other parties’ proprietary rights. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third party intellectual property rights, misappropriation or misuse by us of third party trade secrets, or invalidity or unenforceability of our patents will not be asserted against us or that any assertions of infringement, misappropriation, misuse, invalidity or unenforceability will not materially and adversely affect our business, financial condition and results of operations.

We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. Thus, despite our precautions, a third party may copy or otherwise obtain and use our products, services or technology without authorization, develop similar technology independently or design around our patents. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. Moreover, we often incorporate the intellectual property of third parties into our designs, which is subject to certain obligations with respect to the non-use and non-disclosure of such intellectual property. We cannot assure you that the steps we have taken to prevent infringement, misappropriation or misuse of our intellectual property or the intellectual property of third parties will be successful. Furthermore, enforcement of our intellectual property rights may divert the efforts and attention of our management team and may be costly to us.

Agreement with Micron Technology

Under a license and technology transfer agreement with Micron Technology, Inc., or Micron, as amended in May 2003, we have granted Micron a non-transferable, non-exclusive limited license that gives Micron the right to arrange for the manufacture of one of our NL5000GLQ products at our designated wafer foundry and to sell worldwide the product supplied by that foundry. Micron has paid us license and design fees totaling $4.0 million through March 31, 2004, and under the agreement must pay us additional design fees of up to approximately $1.3 million under specified circumstances, including achievement of particular milestones. Micron must pay us royalties under specified circumstances. The agreement expires in December 2006, and Micron’s license rights will survive termination of the agreement, subject to payment of all required fees and royalties and compliance with other continuing obligations of Micron under the agreement. To date, Micron has not exercised its license rights under the agreement, and we do not expect Micron to do so in the foreseeable future.

The license and technology transfer agreement further provides that Micron may design specified versions of our NL5000GLQ products or other products compliant to the LA-1 interface, a high-speed interface based on the LA-1 standard defined by the Networking Processing Forum, an industry consortium in which we hold membership. In the event Micron develops these products, we would have the option to receive a non-transferable, non-exclusive limited license that would allow us to have these Micron products manufactured for us at Micron’s facility with the additional right to sell them worldwide. Further, if we were to exercise these license rights, we would be required to pay design fees and royalties to Micron. Under specified conditions, Micron’s design rights and our related license rights will survive termination of the agreement, subject to payment of all required fees and royalties and compliance with other continuing obligations of both parties under the agreement. To date, Micron has not exercised its design rights under the agreement, and we do not expect Micron to do so in the foreseeable future.

Employees

As of March 31, 2004, we employed 78 full-time people, consisting of 60 in research and development and 18 in sales, general and administration. We have never had a work stoppage, and none of our employees is represented by a labor organization. We consider our employee relations to be good.

Facilities

Our main executive, administrative and technical offices occupy approximately 17,300 square feet in Mountain View, California, under leases that expire in June and July 2004. In July 2004, we are planning to move our executive, administrative and technical offices into a different facility in Mountain View, California, at which we would occupy approximately 31,600 square feet. We believe that these facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate foreseeable expansion of our operations.

Legal Proceedings

We are not involved in any legal proceedings that management believes will have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of March 31, 2004:

Name	Age	Title
Ronald Jankov	45	Director, Chief Executive Officer and President
Dimitrios Dimitrelis	46	Vice President of Engineering
Martyn Humphries	44	Vice President of Marketing
Ibrahim Korgav	55	Senior Vice President of Manufacturing and Business Operations
Varadarajan Srinivasan	53	Director, Vice President of Product Development and Chief Technical Officer
Donald Witmer	50	Vice President and Chief Financial Officer
Marcia Zander	41	Vice President of Sales
Leonard Perham (1)(2)	61	Chairman of the Board
Lionel Allan (3)	60	Director
Douglas Broyles (3)	62	Director
Steve Domenik (1)(2)	52	Director
Norman Godinho	64	Director

(1)	Member of the audit committee
(2)	Member of compensation committee
(3)	Member of the governance and nominating committee

Ronald Jankov has served as our President, Chief Executive Officer and as a member of our board of directors since April 2000. From September 1995 to September 1999, Mr. Jankov was Vice President of Sales and then Vice President and General Manager for the Multimedia Division of NeoMagic Corporation, a provider of semiconductors for handheld systems. Prior to that time, Mr. Jankov was Vice President of Cyrix Corporation, a microprocessor company, and held various engineering, sales and management positions at other semiconductor companies, including LSI Logic Corp. and Texas Instruments.

Dimitrios Dimitrelis has served as our Vice President of Engineering since July 2002. From July 1999 to March 2002, Mr. Dimitrelis was Director of Engineering for Vitesse Semiconductor Corp., a communications integrated circuit company, where he was primarily responsible for the development of a 10G network processor. From May 1998 to June 1999, Mr. Dimitrelis was Director of ASIC Development for XaQti Corporation, a manufacturer of digital network processors, which was acquired by Vitesse Semiconductor Corp.

Martyn Humphries has served as our Vice President of Marketing since November 2003. From April 2000 to November 2003, Mr. Humphries was Senior Director of one of the business units of Broadcom Corporation, a communications integrated circuit company. From October 1995 to April 2000, Mr. Humphries held various positions with Insight Electronics, a division of Memec, Inc., a global semiconductor distributor, including as Director of Technical Marketing within North America.

Ibrahim Korgav has served as our Senior Vice President of Manufacturing and Business Operations since March 2002. From April 2001 to March 2002, Mr. Korgav was a member of the venture capital firm Global Catalyst Partners, during which time he consulted with several semiconductor companies. From April 2000 to March 2001, Mr. Korgav was Senior Vice President of Manufacturing Operations for Zaffire Inc., an optical transport systems company. From June 1994 to March 2000, Mr. Korgav was Vice President of Manufacturing Operations for NeoMagic Corporation.

Varadarajan Srinivasan has served as our Vice President of Product Development since March 1996, as our Chief Technical Officer since August 2000, and as a member of our board since February 2000. From January 1989 to March 1996, Mr. Srinivasan was a director of Design Engineering for Quality Semiconductor, Inc., working with SRAMs and logic products.

Donald Witmer has served as our Vice President of Finance and Chief Financial Officer since January 2004. From September 2001 to December 2003, Mr. Witmer was the chairman of the board and Chief Executive Officer of Home Director, Inc., a home networking company. From December 1999 to September 2001, Mr. Witmer was the chairman of the board and Chief Executive Officer of Digital Interiors, Inc., a home networking company that was acquired by Home Director in October 2000. From June 1997 to December 1999, Mr. Witmer was the President and Chief Executive Officer of Amazing Smart Card Technologies, Inc., a smart card solutions company. In addition, Mr. Witmer has served previously as Chief Financial Officer of each of Catalyst Semiconductor, Inc. and DeltaPoint, Inc. and as an accountant with PricewaterhouseCoopers LLP.

Marcia Zander has served as our Vice President of Sales since July 1999. From July 1987 to July 1999, Ms. Zander held various sales and sales management positions, including General Sales Manager, with QuadRep, Inc., a manufacturer’s representative firm, who represented large semiconductor and other electronic component companies. From June 1984 to June 1987, Ms. Zander worked in sales and sales management for AVX Corporation and Corning Electronics.

Leonard Perham has served as a member of or Chairman of our board since March 2000. Mr. Perham is a private investor who holds officer and director positions with various private companies. From April 1991 to January 2000, Mr. Perham was the Chief Executive Officer of Integrated Device Technology, Inc.

Lionel Allan has served as a member of our board since May 1997 and is one of our founding stockholders. Since March 1992, Mr. Allan has been President of Allan Advisors, Inc., a corporate governance and legal consulting firm. He currently sits on the boards of Catalyst Semiconductor, Inc., where he serves as chairman of its governance committee, and Accom, Inc. From June 1993 to December 1998, Mr. Allan was a director of Global Motorsport Group, Inc., where he served as Vice Chairman.

Douglas Broyles has served as a member of our board since December 1999. Mr. Broyles has been a General Partner with Huntington Ventures since September 2000. For the past 25 years, Mr. Broyles has been associated, as an investor and board member, with several Silicon Valley technology companies. Mr. Broyles also currently serves on the board of Peak International Ltd.

Steve Domenik has served as a member of our board since January 2001. Since 1995, Mr. Domenik has been with Sevin Rosen Funds, a venture capital firm, where he is now a General Partner. During his tenure at Sevin Rosen Funds he has led numerous investments in private companies. Mr. Domenik also sits on the boards of directors of various private companies.

Norman Godinho is one of our founders and has served as a member of our board since inception. From December 1997 to April 2000, Mr. Godinho served as our Chief Executive Officer. In August 1980, Mr. Godinho co-founded Integrated Device Technology, Inc. Mr. Godinho was also a director and Vice President of Paradigm Technology Limited, a semiconductor company, which he co-founded in 1987.

Board of Directors

Upon closing of this offering, our board of directors will be divided into three classes, as follows:

•	Class I consists of Messrs. Godinho, Jankov and Srinivasan, whose terms will expire at our annual meeting of stockholders to be held in 2005;

•	Class II consists of Messrs. Broyles and Domenik whose terms will expire at our annual meeting of stockholders to be held in 2006; and

•	Class III consists of Messrs. Allan and Perham whose terms will expire at our annual meeting of stockholders to be held in 2007.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires. Each director’s term is subject to the election and qualification of his successor, or his earlier death, resignation or removal. The authorized number of directors may be changed by resolution of our board of directors or a majority vote of the stockholders. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Because no more than one-third of our board may be elected at each annual meeting, this classification of our board of directors may have the effect of delaying or preventing changes in control or management.

There are no family relationships among any of our directors or executive officers.

Within one year after the effective date of this offering, we will designate at least one additional individual to serve as an independent director of our board of directors and each of its committees.

Committees of the Board of Directors

Our board of directors has established three standing committees: an audit committee, a compensation committee, and a governance and nominating committee.

Audit Committee.    The audit committee oversees, reviews and evaluates our financial statements, accounting and financial reporting processes, internal control functions and the audits of our financial statements. The audit committee is responsible for the appointment, compensation, retention and oversight of our independent auditor. The current members of our audit committee are Leonard Perham and Steve Domenik. Prior to the completion of this offering, we intend to add another director to the audit committee.

Compensation Committee.    The compensation committee reviews and makes recommendations to our board of directors concerning the compensation and benefits of our executive officers and directors, administers our stock option and employee benefits plans, and reviews general policy relating to compensation and benefits. The members of our compensation committee are Leonard Perham and Steve Domenik. Prior to the completion of this offering, we intend to add another director to the compensation committee.

Governance and Nominating Committee.    The governance and nominating committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, recommends corporate governance principles to the board of directors, and provides oversight in the evaluation of the board of directors and each committee. The members of our nominating and governance committee are Lionel Allan and Douglas Broyles.

Director Compensation

Independent, non-employee directors receive a fully-vested annual option grant of 10,000 shares. The chairmen of our governance and nominating committee, compensation committee and audit committee additionally receive an option grant of 40,000 shares that vests 25.0% upon grant and ratably over the following three years of service. We reimburse directors for all reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and committees of our board.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee and none of our executive officers has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	acts or omissions that the director believes to be contrary to the best interests of our company or our stockholders;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions;

•	any transaction from which the director derived an improper personal benefit;

•	improper transactions between the director and our company;

•	improper distributions to stockholders; and

•	improper loans to directors and officers.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. We intend to maintain liability insurance for our directors and officers.

We have entered into agreements to indemnify our directors, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of our company, arising out of such person’s services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Executive Compensation

The following table provides the total compensation paid to our chief executive officer and our next four most highly-compensated executive officers for the year ended December 31, 2003. These executives are referred to as our named executive officers elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Salary	Bonus	Other Annual Compensation		Securities Underlying Options/SARs
Ronald Jankov Chief Executive Officer and President	$185,896	$—	$—		300,000

Dimitrios Dimitrelis Vice President of Engineering	$173,376	—	—		65,000	(1)

Ibrahim Korgav Senior Vice President of Manufacturing and Business Operations	$175,328	—	—		50,000

Varadarajan Srinivasan Vice President of Product Development and Chief Technical Officer	$180,811	1,700	—		150,000	(2)

Marcia Zander Vice President of Sales	$199,094	20,000	49,604	(3)	100,000

(1)	Excludes 1,000 shares of our common stock issued to Mr. Dimitrelis pursuant to a patent incentive program.
(2)	Excludes 6,500 shares of our common stock issued to Mr. Srinivasan pursuant to a patent incentive program.
(3)	Ms. Zander received $38,154 in commissions and a car allowance of $11,450 in 2003.

In addition, in January 2004, Donald Witmer joined us as our Vice President of Finance and Chief Financial Officer. Mr. Witmer’s annual base salary is $180,000, and we issued to him options to purchase 600,000 shares of our common stock at an exercise price of $0.50 per share.

Stock Options

The following table provides information concerning grants of stock options made during 2003 to each of our named executive officers. The percentage of total options granted to our employees in 2003 is based on total options granted of 2,498,000 shares. We have never granted any stock appreciation rights.

All of the options in the table were granted under our 2000 Stock Plan. Each option has a maximum term of ten years, subject to earlier termination if the optionee’s services are terminated. All of the options issued under our 2000 plan are immediately exercisable. If unvested options are exercised, they remain subject to a right of repurchase by us at the lower of the exercise price or market price until the shares acquired upon exercise vest. The exercise prices of such options represent our board of directors’ determination of the fair market value of our common stock on the grant date. In establishing these prices, our board considered many factors, including our financial condition and operating results, transactions involving the issuances of shares of our preferred stock, the senior rights and preferences accorded shares of preferred stock, and the market for comparable stocks.

The amounts shown in the table as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises depend on the future performance of our common stock.

Option Grants in 2003

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name and Principal Position	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2003	Exercise Price	Expiration Date
					5.0%	10.0%
Ronald Jankov President and Chief Executive Officer	200,000 100,000	8.01 4.00%	$0.50 0.50	4/11/2013 4/11/2013

Dimitrios Dimitrelis Vice President of Engineering	65,000	2.60	0.50	7/7/2013

Ibrahim Korgav Senior Vice President of Manufacturing and Business Operations	50,000	2.00	0.50	12/30/2012

Varadarajan Srinivasan Vice President of Product Development and Chief Technical Officer	150,000	6.00	0.50	6/2/2013

Marcia Zander Vice President of Sales	50,000 50,000	2.00 2.00	0.50 0.50	5/1/2013 10/7/2013

(1)	Potential realizable values are calculated by:

•	multiplying the number of shares of our common stock subject to a given option by the mid-point of the initial public offering price range of $ per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. We cannot assure you that any of the values reflected in the table will be achieved.

Aggregate Option Exercises in 2003 and Option Values at December 31, 2003

There were no option exercises by our named executive officers in 2003. The following table presents for our named executive officers the number and value of securities underlying unexercised options that were held by those officers as of December 31, 2003. Each of the options listed in the table is immediately exercisable. The numbers in the column entitled “Value of Unexercised In-The-Money Options at December 31, 2003” are based on the fair market value of our common stock of $0.50 at December 31, 2003, as determined by our board of directors, less the exercise price payable for these shares, as adjusted for stock splits.

Option Values At December 31, 2003

	Number of Securities Underlying Unexercised Options at December 31, 2003 (#)		Value of Unexercised In-the-Money Options at December 31, 2003 ($)
Name and Principal Position	Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald Jankov(1) Chief Executive Officer and President	300,000	—	—	—

Dimitrios Dimitrelis(2) Vice President of Engineering	365,000	—	—	—

Ibrahim Korgav(3) Senior Vice President of Manufacturing and Business Operations	261,440	—	—	—

Varadarajan Srinivasan(4) Vice President of Product Development and Chief Technical Officer	300,000	—	—	—

Marcia Zander(5) Vice President of Sales	250,000	—	—	—

(1)	As of December 31, 2003, 0 shares were vested and 300,000 were unvested.
(2)	As of December 31, 2003, 106,250 shares were vested and 258,750 were unvested.
(3)	As of December 31, 2003, 111,440 shares were vested and 150,000 were unvested.
(4)	As of December 31, 2003, 65,625 shares were vested and 234,375 were unvested.
(5)	As of December 31, 2003, 72,916 shares were vested and 177,084 were unvested.

Stock Plans

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan has been adopted by our board of directors in April 2004 and will be submitted to our stockholders for approval. The 2004 Equity Incentive Plan will take effect upon the completion of this offering and will be administered by the compensation committee of our board of directors, which committee has the authority to, among other things, determine eligibility to receive awards, the types and number of shares of stock subject to the awards, the price and timing of awards and the acceleration or waiver of any vesting, and performance of forfeiture restriction. As used in this prospectus, the term “administrator” means the compensation committee or our board of directors.

Participants.    Any of our employees, our non-employee directors, consultants and advisors to us, as determined by the compensation committee, may be selected to participate in the 2004 Equity Incentive Plan. We may award these individuals with one or more of the following:

•	stock options;

•	stock appreciation rights;

•	restricted stock and stock unit awards;

•	performance shares;

•	stock grants; and

•	performance-based awards.

Stock options.    Stock options may be granted under the 2004 Equity Incentive Plan, including incentive stock options, as defined under Section 422 of the Internal Revenue Code, or the Code, and nonqualified stock options. Any incentive stock option or any option intended to qualify as performance-based compensation under Code Section 162(m) will not be granted at a price that is less than 100.0% of the fair market value of our common stock on the date of grant or, in the case of grants to holders of at least 10.0% of the voting power of all classes of our stock, 110.0% of the fair market value. The term of options granted shall generally be ten years, except that incentive stock options granted to 10.0% stockholders shall have a term of five years. The option exercise price of all nonqualified stock options will be determined by the administrator and is not limited by the foregoing restrictions on price.

Upon the exercise of a stock option, the purchase price must be paid in full in either cash or its equivalent. The administrator may also allow payment by tendering previously acquired shares of our common stock with a fair market value at the time of exercise equal to the exercise price, provided such shares have been held for at least six months prior to tender and broker-assisted cashless exercises and may authorize loans for the purpose of exercise as permitted under applicable law.

In addition, the 2004 Equity Incentive Plan provides for the automatic grant, on an annual basis, to our non-employee directors of options to purchase 10,000 shares of our common stock, under specified conditions. Each of these option grants to non-employee directors vest on a monthly basis over a one-year period.

Stock appreciation rights (SAR).    A SAR entitles a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over the grant price of the SAR. The administrator may pay that amount cash, in shares of our common stock, or a combination. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR will be determined by the administrator at the time of the grant of award and will be reflected in the award agreement.

Restricted stock and stock units.    A restricted stock award or restricted stock unit award is the grant of shares of our common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units), at a price determined by the administrator (including zero), that is nontransferable and is subject to substantial risk of forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may, if permitted by the administrator, have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator.

Performance shares.    A performance share award is a contingent right to receive pre-determined shares of our common stock if certain performance goals are met. The value of performance units will depend on the degree to which the specified performance goals are achieved but are generally based on the value of our common stock. The administrator may, in its discretion, pay earned performance shares in cash, or stock, or a combination of both.

Stock grants.    A stock grant is an award of shares of common stock within restriction. Stock grants may only be made in limited circumstances, such as in lieu of other earned compensation.

Performance-based awards.    Grants of performance-based awards enable us to treat other awards granted under the 2004 Equity Incentive Plan as “performance-based compensation” under Section 162(m) of the Code and preserve the deductibility of these awards for federal income tax purposes. Because Section 162(m) of the Code only applies to those employees who are “covered employees” as defined in Section 162(m) of the Code, only covered employees and those likely to become covered employees are eligible to receive performance-based awards.

Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the administrator for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: pre- or after-tax net earnings, sales or revenue, operating earnings, operating cash flow, return on net assets, return on stockholders’ equity, return on assets, return on capital, stock price growth, stockholder returns, gross or net profit margin, earnings per share, price per share, and market share. These performance criteria may be measured in absolute terms or as compared to any incremental increase or as compared to results of a peer group. With regard to a particular performance period, the administrator will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed on the date the performance-based award is paid to be eligible for a performance-based award for that period.

Shares reserved for issuance.    Subject to certain adjustments, we may issue a maximum of              shares of our common stock, including shares of our common stock that may be issued upon the exercise of options, under the 2004 Equity Incentive Plan. In addition, on January 1 of each year, there will be an automatic increase in the number of shares reserved for issuance under the 2004 Equity Incentive Plan equal to the lesser of 600,000 shares or 1.0% of the outstanding shares of our common stock upon the closing of this offering or such lesser amount as the board of directors may determine.

Acceleration of vesting.    The vesting of any awards granted under the 2004 Equity Incentive Plan may be accelerated in full in the event of a merger or sale of the company if the acquiring entity does not assume or replace the awards with comparable awards.

Amendment and termination.    The administrator, with the approval of our board of directors, may terminate, amend or modify the 2004 Equity Incentive Plan at any time; however, stockholder approval will be obtained for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule. We may not make any grants under the 2004 Equity Incentive Plan after the tenth anniversary of the effective date of the plan.

2000 Stock Plan

Our 2000 Stock Plan was adopted by our board of directors and approved by our stockholders in August 2000. As of March 31, 2004, we had authorized 11,650,000 shares of our common stock for issuance under our 2000 Stock Plan. As of that date, options to purchase 5,193,115 shares of our common stock were outstanding under our 2000 Stock Plan and 1,682,661 shares were available for future option grants. As of March 31, 2004, the options outstanding under the 2000 Stock Plan had a weighted average exercise price of $0.49 per share. Our employees and consultants were eligible to receive awards under the 2000 Stock Plan. No options will be granted under our 2000 Stock Plan after this offering. However, any outstanding options granted under our 2000 Stock Plan will remain outstanding and subject to our 2000 Stock Plan and related stock option agreements until they are exercised or until they terminate or expire by their terms.

The terms of the options granted under our 2000 Stock Plan are generally consistent with the terms of options that could be granted under our 2004 Equity Incentive Plan described above with respect to stock option and stock grants. Options granted under this plan typically vest over a four-year period, with 25.0% vesting at the end of the first year and 1/36 of the remaining shares vesting monthly for the remaining 36 months. All of the options issued under our 2000 Stock Plan are immediately exercisable. If unvested options are exercised, they remain subject to a right of repurchase by us at the exercise price until the shares acquired upon exercise vest. Some of the options issued under this plan permitted the optionee to pay the exercise price with a promissory note. In general, in the event an optionee’s employment terminates, the optionee may exercise the option within 30 days of the date of termination. Unvested shares upon termination revert to the 2000 Stock Plan.

In general, the vesting of each outstanding option granted prior to July 2002 not assumed or substituted by a successor corporation will accelerate in full upon a change of control. With respect to options granted after July 2002, the vesting of some of the options granted to our executive officers may accelerate.

2004 Employee Stock Purchase Plan

Our 2004 Employee Stock Purchase Plan has been adopted by our board of directors in April 2004 and will be submitted for approval by our stockholders. This plan will take effect upon completion of this offering. The 2004 Employee Stock Purchase Plan permits eligible employees (as defined in the plan) to purchase up to $25,000 worth of our common stock annually over the course of two semi-annual offering periods, other than the initial offering period which shall be for a period of 24 months, commencing with the date on which we sign the purchase agreement with the underwriters. The purchase price to be paid by participants shall be no less than 85.0% of the price per share of our common stock either at the beginning or the end of each six-month offering period, whichever is less. Our compensation committee or our board of directors will administer the 2004 Employee Stock Purchase Plan. Our board of directors may amend or terminate the plan. The 2004 Employee Stock Purchase Plan will comply with the requirements of Section 423 of the Code. We may issue a maximum of 3,000,000 shares of our common stock under this plan, subject to an automatic increase on January 1 of each year in the number of shares reserved for issuance equal to the lesser of 300,000 shares or 0.5% of the outstanding shares of our common stock on the effective date of this offering. The 2004 Employee Stock Purchase Plan will terminate in May 2014.

As of the date of this prospectus, no shares have been issued under the 2004 Employee Stock Purchase Plan.

Patent Incentive and Recognition Program

We have a patent incentive and recognition program that provides an incentive to our inventors to disclose and file for patent applications, and which provides additional compensatory recognition of their innovative achievements. The program includes a series of awards based on the approval of patent disclosures for filing, the filing of a patent application, and the issuance of a patent. The awards have historically been comprised of a combination of stock grants and cash, and, effective as of January 1, 2004, only cash awards have and will be made. In 2003, we awarded 26,300 shares of our common stock and $5,600 under the program.

Employment Agreements, Termination of Employment Arrangements and Change in Control Arrangements

We have entered into employment offer letters with each of our named executive officers. Each letter sets forth specifies the named executive officer’s initial base salary amount, bonus arrangement, if any, and initial stock option grant. None of the letters indicate a specific term of employment, and each officer’s employment may be terminated by either party at any time.

In our employment offer letter with Donald Witmer, our Vice President and Chief Financial Officer, in the event that Ronald Jankov ceases to be our Chief Executive Officer and Mr. Witmer is terminated (other than for misconduct) within six months thereafter, we are obligated to pay Mr. Witmer six months’ salary, and the vesting of his options to purchase shares of our common stock shall accelerate with respect to an additional 12 months. If we terminate Mr. Witmer (other than for misconduct) between six months and 12 months after we replace Mr. Jankov as our Chief Executive Officer, we are obligated to pay Mr. Witmer three months’ salary, and the vesting of his options to purchase shares of our common stock shall accelerate with respect to an additional six months.

In our employment offer letter with Ibrahim Korgav, our Senior Vice President of Manufacturing and Business Development, if we terminate Mr. Korgav (other than for misconduct) prior to a change of control of our company, we are obligated to pay Mr. Korgav six months’ salary and to provide him with an additional six months of applicable employee benefits, and the vesting of his options to purchase shares of our common stock shall accelerate with respect to an additional 12 months. If Mr. Korgav’s employment is involuntarily terminated (as defined in the letter) after a change of control of our company, we are obligated to pay Mr. Korgav six months’ salary and to provide him with an additional six months of applicable employee benefits.

In our employment offer letter with Marcia Zander, our Vice President of Sales, if Ms. Zander’s employment is involuntarily terminated (other than for cause as defined in the letter), we are obligated to pay Ms. Zander six months’ salary and any earned commissions prorated and payable and to provide her with an additional three months of health insurance. In the event of an involuntary termination, Ms. Zander will also be given an additional two years to repay the loan for the stock that will have vested at the time of Ms. Zander’s termination.

In our employment offer letter with Varadarajan Srinivasan, our Vice President of Product Development and Chief Technology Officer, if we terminate Mr. Srinivasan, we are obligated to pay him three months’ salary.

For all options to purchase shares of our common stock issued to our named executive officers and other senior management of the company since July 2002, if there is a change of control of our company, defined as the sale of all or substantially all of our assets or the merger or consolidation of our company with or into another corporation (except where existing holders of more than 50% of the voting securities retain their voting power), and the options are not assumed by the successor corporation, the vesting of the options will accelerate with respect to an additional 24 months, measured from the date of the change of control. If the options are assumed by the successor corporation but a named executive officer is involuntarily terminated, as defined, within 24 months after the effective date of the change of control, the vesting of the named executive officer’s options will accelerate with respect to the additional months that the officer would have received if he or she had remained employed for the 24-month period.

For all options, and shares of our common stock subject to our repurchase right, issued prior to July 2002, including the options and shares held by our named executive officers, if there is a change of control of our company and the options are not assumed by the successor corporation, the vesting of the options shall accelerate, and our repurchase right shall lapse, in full upon completion of the change of control. If the options are assumed by the successor corporation but a named executive officer is involuntarily terminated, as defined, within 24 months after the effective date of the change of control, the vesting of the named executive officer’s options will accelerate with respect to such additional months as if the employee had remained employed during the 24-month period.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Financing Transactions

In May 1997, we issued and sold 200,000 shares and 50,000 shares of our common stock to Norman Godinho and Lionel Allan, respectively, at a purchase price per share of $0.01. Messrs. Godinho and Allan are two of our directors.

In November 1997, we issued and sold 2,938,547 shares of Series A preferred stock to the Godinho Family Revocable Living Trust, dated April 21, 1995, at a purchase price per share of $1.25. Our director Norman Godinho is the trustee of this trust.

In May 2000, we sold an aggregate of 14,194,657 shares of our Series B preferred stock, at a purchase price per share of $1.00, to various investors, including 100,066 shares to our director Lionel M. Allan and Mary R. Allan as Trustees of the Allan 1995 Living Trust, 1,751,151 shares to Berg & Berg Enterprises, LLC, currently a holder of more than 5.0% of our voting securities, 100,000 shares to our director Douglas Broyles, 6,732,275 shares to the Godinho Family Revocable Living Trust, dated April 21, 1995, the trustee of which is our director Norman Godinho, 150,099 shares to our director Leonard Perham, and 1,802,148 shares to Global Link 1 Capital, currently a holder of more than 5.0% of our voting securities and the trustee of which is Ronald S. Jankov, our Chief Executive Officer and a director.

In January and February 2001, we sold an aggregate of 7,156,517 shares of our Series C preferred stock, at a purchase price per share of $2.50, to various investors, including:

•	720,000 shares to Global Link 1 Capital;

•	120,000 shares to our director Leonard Perham;

•	4,000,000 shares to entities affiliated with Sevin Rosen Funds, which currently holds more than 5.0% of our voting securities and a general partner of which is our director Steve Domenik;

•	20,000 shares to Allan Advisors, Inc. Profit Sharing Plan, the principal beneficiary of which is our director Lionel Allan;

•	400,000 shares to Huntington Technology Fund, L.P., a fund affiliated with our director Douglas Broyles; and

•	680,000 shares to Berg & Berg Enterprises, LLC.

In August and October 2001, we sold an aggregate of 6,822,304 shares of our Series D preferred stock, at a purchase price per share of $3.25 to various investors, including 307,692 shares to Global Link 1 Capital, 15,385 shares to our director and Chief Executive Officer Ronald Jankov, 153,846 shares to our director Leonard Perham, 676,100 shares to the trusts affiliated with our director Norman Godinho, 1,538,461 shares to entities affiliated with Sevin Rosen Funds, 15,385 shares to our director Douglas Broyles, 92,308 shares to Huntington Technology Fund, L.P. and 769,230 shares to Berg & Berg Enterprises, LLC.

In June 2002, we issued a convertible promissory note to Integrated Device Technology, Inc. in the principal amount of $30,000,000. Pursuant to the terms of the note, in October 2002, we converted the note into 6,153,846 shares of our Series E preferred stock at a conversion price of $4.875 per share. As a result of the conversion, IDT became a holder of more than 5.0% of our outstanding voting securities.

In March 2004, we entered into a note and warrant purchase agreement with several of our existing investors or their affiliates pursuant to which we issued convertible promissory notes in the aggregate principal amount of $7,604,100. The purchasers of our notes included:

•	entities affiliated with Sevin Rosen Funds, who purchased notes in the aggregate principal amount of $1,988,000;

•	our directors, Ronald Jankov and Douglas Broyles, who each purchased notes in the aggregate principal amount of $497,000;

•	affiliates of our directors Douglas Broyles, Norman Godinho and Leonard Perham, who purchased notes in the aggregate principal amounts of $347,900, $994,000 and $994,000, respectively; and

•	an affiliate of Berg & Berg Enterprises, LLC, who purchased a note in the principal amount of $1,491,000.

The notes bear interest at a rate of 10.0% per annum and are due on the earlier of March 18, 2005 or the 30th day following the closing of this offering or a change of control transaction. In addition, each purchaser of a note also purchased, at a price per underlying share of $0.15, a warrant to purchase a number of shares of our common stock equal to 40,000 shares per $1,000,000 of principal amount of the purchaser’s note. The warrant exercise price of the underlying shares is $0.50 per share. These warrants expire on March 18, 2008.

In our March 2004 financing, we have granted to the investors in our preferred stock and the purchasers of notes and warrants rights to require us to register or include their shares in a registered offering of our securities.

Other Transactions

We subleased our facilities in Mountain View, California from ePeople, Inc. The terms of the sublease were governed by a standard form lease entered into between ePeople and an affiliate of Berg & Berg Enterprises, LLC, which is currently a holder of more than 5.0% of our voting securities. For 2003, we paid to this affiliate aggregate lease payments of approximately $213,000 under the terms of our existing sublease, which expires in May 2004. In addition, we recently negotiated with the same affiliate of Berg & Berg Enterprises, LLC with regard to a new lease for a different facility in Mountain View, California.

We have entered into employment letters with each of our executive officers, regarding certain terms of their employment.

In connection with the exercise of options, we have loaned to, and accepted promissory notes secured by pledges of our stock from, the following named executive officers (all of which were entered into prior to July 25, 2002):

•	We have accepted four promissory notes from Ronald Jankov, a director and our President and Chief Executive Officer in the aggregate principal amount of $610,000, at interest rates between 6.0% and 7.0% and due on dates between June 2004 and June 2006;

•	We have accepted a promissory note from Mr. Korgav in the principal amount of $210,000, at an interest rate of 7.0% and due in June 2006;

•	We have accepted four promissory notes from Mr. Srinivasan in the aggregate principal amount of $104,200, at interest rates between 6.0% and 7.0% and due in June 2006. Mr. Srinivasan paid interest on his note in the amount of $24,000 in 2003; and

•	We have accepted two promissory notes from Ms. Zander in the aggregate principal amount of $70,000, at an interest rate of 6.0% and due in October 2004.

These promissory notes accrue interest at the specified rate, which interest is due and payable, together with the outstanding principal, on its maturity date.

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of independent and disinterested directors in the transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2004 for:

•	each person known to our management to beneficially own more than 5.0% of our outstanding common stock (currently our only class of voting securities),

•	each of our directors,

•	each of the named executive officers, and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and includes all shares over which the beneficial owner exercises voting or investment power. Options and warrants to purchase our common stock that are presently exercisable or exercisable within 60 days of March 31, 2004 are included in the total number of shares beneficially owned for the person holding those options or warrants and are considered outstanding for the purpose of calculating percentage ownership of the particular holder. Except as otherwise indicated, and subject to community property laws where applicable, we believe, based on information provided by these persons, that the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Name and Address of Principal Stockholders	Number of Shares Beneficially Owned	Percent Ownership
		Before Offering	After Offering
Principal Stockholders:
The Godinho Family Revocable Living Trust dated April 21, 1995(1)	11,522,155	21.0%	%
Integrated Device Technology, Inc.(2) c/o Clyde Hosein 2975 Stender Way Santa Clara, California 95054	6,153,846	11.2
Sevin Rosen Funds(3) c/o John V. Jaggers 13455 Noel Road, Suite 1670 Dallas, TX 75240	5,618,461	10.2
Berg & Berg Enterprises, LLC(4) c/o Carl E. Berg 10050 Bandley Drive Cupertino, California 95014	3,515,381	6.4

Officers and Directors
Norman Godinho(5)	12,812,155	23.4
Ronald Jankov(6)	5,827,100	10.6
Steve Domenik(7)	5,658,461	10.3
Varadarajan Srinivasan(8)	1,605,000	2.9
Leonard Perham(9)	943,945	1.7
Douglas Broyles(10)	867,693	1.6
Ibrahim Korgav(11)	731,440	1.3
Marcia Zander(12)	658,500	1.2
Don Witmer(13)	600,000	1.1
Lionel Allan(14)	435,066	*
Dimitrios Dimitrelis(15)	366,000	*
All directors and executive officers as a group (12 persons)(16)	30,905,360	54.2

*	Less than 1.0%

(1)	Includes a warrant to purchase 40,000 shares of our common stock.
(2)	We believe that the board of directors, the chief executive officer and/or the chief financial officer have or share the voting and/or investment control of the shares of our common stock held by IDT.
(3)	Includes 5,424,556 shares held by Sevin Rosen Fund VIII L.P.; 110,705 shares held by Sevin Rosen VIII Affiliates Fund L.P.; and 3,200 shares held by Sevin Rosen Bayless Management Company. Also includes a warrant to purchase 78,400 shares of our common stock held by Sevin Rosen Fund VIII L.P. and a warrant to purchase 1,600 shares of our common stock held by Sevin Rosen VIII Affiliates Fund L.P. We have been advised that Sevin Rosen Fund VIII L.P., SRB Associates VIII L.P., the general partner of Sevin Rosen Fund VIII L.P., and the eight individual general partners of SRB Associates VIII L.P., one of whom is our director Steve Domenik, share the voting and investment control of the shares of our common stock held by Sevin Rosen Fund VIII L.P. We have been advised that Sevin Rosen VIII Affiliates Fund L.P., SRB Associates VIII L.P. and the eight individual general partners of SRB Associates VIII L.P. share the voting and investment control of the shares of our common stock held by Sevin Rosen VIII Affiliates Fund L.P. We have been advised that Sevin Rosen Bayless Management Company and its nine individual officers and directors, one of whom is our director Steve Domenik, share the voting and investment control of the shares of our common stock held by Sevin Rosen Bayless Management Company.
(4)	We have been advised that Carl E. Berg has the voting and investment control of the shares of our common stock held by the stockholder.
(5)	Includes 600,000 shares held by The Godinho Bypass Trust DTD June 12, 1995; 650,000 shares held by The Godinho Children’s Trust, DTD November 7, 1983; and 11,482,155 shares held by The Godinho Family Revocable Living Trust dated April 21, 1995, Norman Godinho, Trustee. Also includes a warrant to purchase 40,000 shares of our common stock held by The Godinho Family Revocable Living Trust dated April 21, 1995, Norman Godinho, Trustee. Mr. Godinho disclaims beneficial ownership of the shares held by The Godinho Bypass Trust DTD June 12, 1995 and The Godinho Children’s Trust, DTD November 7, 1983.
(6)	Includes a warrant to purchase 20,000 shares of our common stock held by Mr. Jankov and 3,189,840 shares of our common stock held by Global Link 1 Capital, of which Mr. Jankov is a trustee. Also includes 6,500 shares held by various members of Mr. Jankov’s family.
(7)	Includes 5,424,556 shares held by Sevin Rosen Fund VIII L.P.; 110,705 shares held by Sevin Rosen VIII Affiliates Fund L.P.; and 3,200 shares held by Sevin Rosen Bayless Management Company. Also includes a warrant to purchase 78,400 shares of our common stock held by Sevin Rosen Fund VIII L.P., and a warrant to purchase 1,600 shares of our common stock held by Sevin Rosen VIII Affiliates Fund L.P. Mr. Domenik is a general partner of the general partner of Sevin Rosen Fund VIII L.P. and Sevin Rosen VIII Affiliates Fund L.P. and a vice president of Sevin Rosen Bayless Management Company. Mr. Domenik disclaims beneficial ownership of all shares owned by entities affiliated with the Sevin Rosen Funds, except to the extent of his proportionate partnership interests in the shares.
(8)	Includes 314,150 shares of our common stock issuable upon the exercise of immediately-exercisable options.
(9)	Includes a warrant to purchase 40,000 shares of our common stock held by Perham Ventures, LLC, of which Mr. Perham is a member.
(10)	Includes 492,308 shares held by Huntington Technology Fund, L.P., of which Mr. Broyles is a general partner. Also includes a warrant to purchase 20,000 shares of our common stock held by Mr. Broyles and a warrant to purchase 10,000 shares of our common stock held by Huntington Technology Fund, L.P. Mr. Broyles disclaims beneficial ownership of all shares owned by Huntington Technology Fund, L.P., except to the extent of his pecuniary interest therein.
(11)	Includes 311,440 shares of our common stock issuable upon the exercise of immediately-exercisable options. Also includes 303,000 shares held by The Korgav Family Trust dated October 2, 1989, Ibrahim Korgav and Sandra Lee Korgav, Trustees; 58,500 shares held by The Ibrahim Korgav and Sandra Lee Korgav 1989 Irrevocable Trust #1 dated October 2, 1989, FBO Ayse Korgav, Kirk Steven Hayes, Trustee; and 58,500 shares held by The Ibrahim Korgav and Sandra Lee Korgav 1989 Irrevocable Trust Acc #2 dated October 2, 1989, FBO Alan Korgav, Kirk Steven Hayes, Trustee.

(12)	Includes 300,000 shares of our common stock issuable upon the exercise of immediately-exercisable options.
(13)	Represents shares of our common stock issuable upon the exercise of immediately-exercisable options.
(14)	Includes 120,066 shares held by the Lionel M. Allan and Mary R. Allan as Trustees of the Allan 1995 Living Trust and 90,000 shares held by Allan Advisors, Inc., profit-sharing plan, FBO Lionel M. Allan, of which Mr. Allan is the sole shareholder and sole beneficiary.
(15)	Includes 107,500 shares of our common stock issuable upon the exercise of immediately-exercisable options.
(16)	Includes 1,643,090 shares of our common stock issuable upon the exercise of immediately-exercisable options and 210,000 shares of our common stock issuable upon the exercise of warrants.

Unless indicated otherwise, the address of each person listed in the table is c/o NetLogic Microsystems, Inc., 450 National Avenue, Mountain View, CA 94043.

For purposes of the information set forth in the table, we have assumed that the aggregate exercise price for each of the warrants described in the table are paid in cash and that there is no net exercise of any of the warrants.

Under the terms of their respective stock option agreements, all vested and unvested options held by our officers and directors can be exercised immediately. Shares obtained on exercise of unvested options are subject to our right of repurchase at cost. Shares are released from this right of repurchase according to the corresponding option vesting schedule.

The percentage of beneficial ownership before this offering is based on 54,793,254 shares, consisting of 16,232,590 shares of common stock outstanding as of March 31, 2004 and 38,560,664 shares issuable upon conversion of all shares of preferred stock outstanding as of March 31, 2004. The percentage of beneficial ownership after this offering is based on              shares, including              shares sold by us in this offering.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our certificate of incorporation and bylaws is a summary only and not a complete description. The descriptions of our securities reflect changes to our capital structure that will occur prior to this offering, including the automatic conversion of all preferred stock into common stock.

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share.

Common Stock

As of March 31, 2004, 54,793,254 shares of our common stock were outstanding and held of record by approximately 280 stockholders. Each holder of our common stock is entitled to:

•	one vote per share on all matters submitted to a vote of the stockholders;

•	dividends as may be declared by our board of directors out of funds legally available for that purpose, subject to the rights of any preferred stock that may be outstanding; and

•	his, her or its pro rata share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock in the event of liquidation.

Holders of our common stock have no cumulative voting rights, and, as a result, minority stockholders will not be able to elect directors on the basis of their votes alone. Our common stock has no conversion rights, redemption rights or preemptive rights to purchase or subscribe for any shares of our common stock or other securities. There are no sinking fund provisions applicable to our common stock. All of the outstanding shares of common stock are, and all shares of our common stock to be outstanding upon the completion of this offering will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

As of March 31, 2004, options to purchase 5,193,115 shares of our common stock were outstanding, at a weighted average exercise price of $0.49 per share.

Warrants to Purchase Our Common Stock

As of March 31, 2004, warrants to purchase 577,984 shares of our common stock were issued and outstanding, as follows:

Number of Shares of Common Stock		Exercise Price	Expiration Date
85,000	*	$0.20	May 7, 2005
306,000	*	0.50	March 18, 2008
19,600		1.25	July 31, 2008
52,000		3.25	September 17, 2007
4,615		4.875	February 6, 2010
49,231		4.875	October 2, 2010
61,538		4.875	March 30, 2011

577,984

*	Expires upon closing of this offering.

Preferred Stock

We have designated                      shares of our preferred stock as Series AA preferred stock for issuance pursuant to the exercise of rights under our rights plan, of which                  shares of preferred stock are outstanding. For more information on the rights plan, see the discussion below. We have no current intention to issue any other shares of preferred stock.

Our board of directors has the authority, subject to any limitations prescribed by Delaware law, to issue shares of our preferred stock in one or more series and to fix and determine the relative rights and preferences of the shares constituting any series to be established, without any further vote or action by the stockholders. Any shares of our preferred stock so issued may have priority over our common stock with respect to dividend, liquidation and other rights.

Our board of directors may authorize the issuance of our preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Although the issuance of our preferred stock could provide us with flexibility in connection with possible acquisitions and other corporate purposes, under some circumstances, it could have the effect of delaying, deferring or preventing a change of control.

Antitakeover Effects of Provisions of our Certificate of Incorporation and Bylaws and of Delaware Law

Certain provisions of our charter documents and Delaware law could have an anti-takeover effect and could delay, discourage or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might otherwise result in a premium being paid over the market price of our common stock.

Certificate of Incorporation and Bylaws.    Upon completion of this offering, our bylaws will provide that stockholders can take action only at a duly called annual or special meeting of the stockholders and not by written consent. At the same time, our bylaws will provide that special meetings of stockholders may be called only by the board of directors, the chairman of the board, the chief executive officer, or by the president or the secretary only at the request of the chairman, the chief executive officer or by a resolution adopted by the majority of the board. These provisions could delay consideration of a stockholder proposal until the next annual meeting.

Our bylaws will provide for an advance notice procedure for stockholder proposals to be considered at annual meetings of stockholders, such as the nomination, other than by or at the direction of our board of directors, of candidates for election as directors. In addition, under our bylaws newly created directorships resulting from any increase in the number of directors or any vacancies in the board resulting from death, resignation, retirement, disqualification, removal from office or other cause during a director’s term in office can be filled solely by the vote of the remaining directors in office, and the board will be authorized to amend the bylaws without stockholder consent. These provisions may preclude a third party from removing incumbent directors and can control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our company.

Delaware Takeover Statute.    Section 203 of the Delaware General Corporation Law, or DGCL, generally prohibits a publicly-held Delaware corporation from engaging in an acquisition, asset sale or other transaction resulting in a financial benefit to any person who, together with affiliates and associates, owns, or within three years did own, 15.0% or more of a corporation’s voting stock. The prohibition continues for a period of three years after the date of the transaction in which the person becomes an owner of 15.0% or more of the corporation’s voting stock, unless the business combination is approved in a prescribed manner. The statute could prohibit, delay, defer or prevent a change in control with respect to our company.

Antitakeover Effects of Our Rights Plan

Our board of directors has adopted a rights plan under which one right to purchase a unit equal to one one-thousandth of a share of Series AA preferred stock, par value $0.001 per share, at              per unit was issued as a dividend for each outstanding share of common stock outstanding on             , 2004. The rights under this plan would become exercisable ten days after a person or group acquires 15.0% or more of our outstanding common stock or commences or announces a tender or exchange offer which would result in such ownership.

Holders of grandfathered stock are subject to higher ownership thresholds prior to triggering a distribution date through their ownership of shares of our common stock. Their share ownership must reach 20.0% rather than 15.0% as set forth above, and beneficial owners of their grandfathered stock must beneficially own 1% more than such grandfathered stockholder, rather than 15.0% as set forth above, before a distribution date would be deemed to occur. The applicable threshold will be reduced by 1.0% for each 1.0% of our common stock sold by such grandfathered stockholder, until such grandfather stockholder’s ownership percentage is reduced to 15.0%.

If, after the rights under our rights plan become exercisable, we were to be acquired through a merger or other business combination transaction or 50.0% or more of our assets or earning power were sold, each right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price. In addition, if any person acquires 15.0% or more of our outstanding common stock, each such right not owned by the acquiring person would permit the purchase, for the exercise price, of our common stock having a market value of twice the exercise price.

The rights under our rights plan expire in              2014, unless earlier redeemed by us in accordance with the terms of the rights plan. The purchase price payable and the shares of Series AA preferred stock issuable upon exercise of the rights would be subject to adjustment from time to time as specified in the rights agreement. In addition, our board of directors would retain the authority to redeem, at $0.001 per right, and replace the rights with new rights at any time, provided that no such redemption could occur after a person or group acquires 15.0% or more of the outstanding shares of our common stock.

Shares of Series AA preferred stock, when issued upon exercise of the rights, will be entitled to a cumulative preferential dividend equal to 1,000 times the dividend declared per share of our common stock. In the event of liquidation of our company, the holders of shares of Series AA preferred stock will be entitled to a preferential liquidation payment equal to 1,000 times the payment made per share of our common stock. Each share of rights plan preferred stock will entitle the holder to 1,000 votes, voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which our common stock is exchanged, each share of Series AA preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. The foregoing rights would be subject to antidilution adjustments.

Registration Rights

After this offering, the holders of approximately 38,461,479 shares of our common stock and rights to acquire 416,769 shares of our common stock as of March 31, 2004 and their permitted transferees will be entitled, upon expiration of lockup agreements with the underwriters, to exercise certain rights with respect to the registration of their shares under the Securities Act. Under the terms of an investor rights agreement between us and these stockholders, the holders of at least 30% of these shares may require, on two occasions, that we use our best efforts to register these shares for public resale. In addition, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these stockholders are entitled to notice of such registration and to include their shares, at our expense, in that registration. These stockholders may also require us, no more than once every 12-month period, to file, at our expense, a registration statement on Form S-3 under the Securities Act with respect to their shares, when use of such form becomes available to us.

All registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration. In addition, we need not effect a registration within six months following a previous registration, or within six months following any offering of securities for our account made subsequent to this offering, or after such time as all of these stockholders may sell under Rule 144 in a three-month period all shares of common stock to which such registration rights apply. We are generally required to bear all of the expenses of all registrations under the investor rights agreement, except underwriting discounts and commissions. The investor rights agreement also contains our commitment to indemnify the holders of registration rights for certain losses they may incur in connection with registrations under the agreement. Registration of any of the shares of our common stock held by stockholders with registration rights would result in these shares becoming freely tradeable without restriction under the Securities Act.

Transfer Agent

The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

SHARES ELIGIBLE FOR FUTURE SALE

If our stockholders sell substantial amounts of our stock in the public market following the offering, then the market price of our stock could fall. After the offering,                          shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of those shares, the                          shares sold in the offering will be freely tradable, except for any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act. The remaining shares are “restricted securities,” as defined in Rule 144, and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, which rules are summarized below.

The following table depicts securities eligible for future sale:

Total shares outstanding
Total restricted securities
Shares that are freely tradable after the date of this prospectus under Rule 144(k), subject to the 180-day lockup agreement

Shares that are freely tradable 90 days after the date of this prospectus under Rule 144 or Rule 701, subject to the 180-day lockup agreement

Shares that are freely tradable 180 days after the date of this prospectus under Rule 144 (subject, in some cases, to volume limitations), under Rule 144(k) or pursuant to a registration statement to register for resale shares of common stock issued on exercise of stock options

Lockup of Shares.    All of our officers and directors and substantially all of our stockholders are not able to sell any shares of common stock, or any securities convertible into or exercisable or exchangeable for common stock, for 180 days after the offering without the prior written consent of Merrill Lynch & Co., who may, in its discretion, release all or any portion of the shares subject to such lockup arrangements.

Rule 144.    In general, Rule 144 provides that any person who has beneficially owned shares for at least one year, including an affiliate, is generally entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1.0% of the shares of common stock then outstanding, which will be approximately              shares immediately after this offering, and the reported average weekly trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of the sale is sent to the Commission. Sales under Rule 144 are subject to manner of sale restrictions, notice requirements and availability of current public information concerning us.

Rule 144(k).    A person who is not our affiliate and who has not been our affiliate within three months prior to the sale generally may sell shares without regard to the limitations of Rule 144, provided that the person has held the shares for at least one year. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701.    Any of our employees, directors, officers or consultants holding shares purchased pursuant to a written compensatory plan or contract, including options, entered into prior to the offering is entitled to rely on the resale provisions of Rule 701, which permit nonaffiliates to sell shares without having to comply with the public information, holding period, volume limitation or notice requirements of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case beginning 90 days after the date of this prospectus.

Stock Plans.    Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering up to              shares of common stock reserved for issuance under the 2004 Equity Incentive Plan, the 2000 Stock Plan and the 2004 Employee Stock Purchase Plan. Upon expiration of the lockup agreements, at least                      shares of common stock will be subject to vested options, based on options outstanding as of March 31, 2004. The registration statement is expected to be filed and become effective prior to expiration of the lockup agreements; accordingly, shares registered under the registration statement will be available for sale in the open market.

Registration Rights.    After this offering, the holders of 38,461,479 shares of our common stock and holders of warrants to purchase 416,769 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. After any registration of these shares, these shares will become freely tradable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., UBS Securities LLC and A.G. Edwards & Sons, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
UBS Securities LLC
A.G. Edwards & Sons, Inc.

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to NetLogic Microsystems	$	$	$

The total expenses of this offering, not including the underwriting discount, are estimated at $             million and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to              additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers, directors and substantially all of our existing security holders are not able to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Quotation on the Nasdaq National Market

Application has been made to have our common stock quoted on the Nasdaq National Market under the symbol “NETL.”

Before this offering, there has been no public market for our common stock. The public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our past and present operations, and the prospects for, and timing of, our future revenue;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have purchased shares sold by or for the account of such underwriter in stabilizing or share covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon for NetLogic Microsystems, Inc. by Bingham McCutchen LLP, East Palo Alto, California. Other legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Upon completion of this offering, Bingham McCutchen LLP will own 20,000 shares of our common stock.

EXPERTS

The financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the securities included in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibit and schedules thereto. For further information with respect to us and our common stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof.

Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The registration statement, including exhibit and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. Copies of such materials may be obtained from the public reference section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates, and through the National Association of Securities Dealers, Inc. located at 1735 K Street, NW, Washington, D.C. 20006.

The Commission maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s web site is http://www.sec.gov.

NETLOGIC MICROSYSTEMS, INC.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

of NetLogic Microsystems, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders’ deficit and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of NetLogic Microsystems, Inc. at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

San Jose, California

April 9, 2004

NETLOGIC MICROSYSTEMS, INC.

BALANCE SHEETS

(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	December 31,		March 31, 2004	Pro Forma Stockholders’ Equity at March 31, 2004
	2002	2003
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$37,881	$13,155	$20,708
Restricted cash	—	5,000	—
Short-term investments	1,809	2,995	2,767
Accounts receivable, net	408	4,062	6,770
Inventories	1,309	3,584	7,124
Prepaid expenses and other current assets	527	560	859

Total current assets	41,934	29,356	38,228
Property and equipment, net	2,563	2,031	1,949
Other assets	318	457	531

Total assets	$44,815	$31,844	$40,708

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Revolving line of credit	$500	$9,910	$11,039
Accounts payable	3,471	3,581	9,040
Accrued liabilities	1,456	8,118	6,236
Notes payable, current	661	—	—
Deferred revenue	550	500	—
Capital lease obligations, current	63	351	336
Convertible promissory note	—	—	4,328

Total current liabilities	6,701	22,460	30,979
Notes payable, long-term	203	—	—
Capital lease obligations, long-term	44	135	276

	6,948	22,595	31,255

Commitments and Contingencies (Note 10)

Redeemable Convertible Preferred Stock:
$0.001 par value; 40,000,000 shares authorized; 38,560,664 shares issued and outstanding at 2002, 2003, and March 31, 2004 and none issued and outstanding pro forma (unaudited)	91,600	91,600	91,600	—
Stockholders’ (deficit) equity:
Common Stock: $0.001 par value; 60,000,000 shares authorized; 14,737,564, 14,552,882 and 16,232,590 (unaudited) shares issued and outstanding at 2002, 2003, and March 31, 2004 and 60,564,353 (unaudited) shares issued and outstanding pro forma	15	15	16	$61
Additional paid-in capital	3,449	10,707	18,807	113,819
Notes receivable from stockholders	(2,004)	(1,620)	(1,597)	(1,597)
Deferred stock-based compensation	—	(4,300)	(6,815)	(6,815)
Accumulated deficit	(55,193)	(87,153)	(92,558)	(92,558)

Total stockholders’ (deficit) equity	(53,733)	(82,351)	(82,147)	$12,910

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$44,815	$31,844	$40,708

The accompanying notes are an integral part of these financial statements.

NETLOGIC MICROSYSTEMS, INC.

STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Revenue:
Product revenue	$1,634	$2,592	$10,015	$813	$7,765
Engineering service revenue	378	303	3,520	—	502

Total revenue	2,012	2,895	13,535	813	8,267
Cost of revenue:
Cost of product revenue(1)	1,031	1,634	20,310	658	5,570
Cost of engineering service revenue	108	89	5	—	—

Total cost of revenue	1,139	1,723	20,315	658	5,570

Gross profit (loss)	873	1,172	(6,780)	155	2,697

Operating expenses:
Research and development(2)	11,641	17,133	18,312	3,677	4,084
Sales, general and administrative(2)	4,965	4,184	4,405	1,015	1,544
Stock-based compensation	—	4	2,675	317	2,253

Total operating expenses	16,606	21,321	25,392	5,009	7,881

Loss from operations	(15,733)	(20,149)	(32,172)	(4,854)	(5,184)
Interest income	566	759	466	125	35
Interest expense	(178)	(481)	(166)	(30)	(208)
Other income (expense), net	17	(48)	(88)	(34)	(48)

Net loss	$(15,328)	$(19,919)	$(31,960)	$(4,793)	$(5,405)

Net loss per common share; basic and diluted	$(2.23)	$(1.95)	$(2.75)	$(0.37)	$(0.39)

Weighted average number of shares in per share calculation; basic and diluted	6,866	10,204	11,612	13,049	13,707

Pro forma net loss per share; basic and diluted (unaudited) (see Note 15)			$(0.64)		$(0.10)

Weighted average number of shares in pro forma per share calculation (unaudited) (see Note 15); basic and diluted			50,173		52,268

(1) Cost of product revenue includes stock-based compensation	$—	$—	$111	$34	$117
(2) Operating expense line item detail excludes stock based compensation:
Research and development	—	4	1,487	188	871
Sales, general and administrative	—	—	1,188	129	1,382

	$—	$4	$2,675	$317	$2,253

The accompanying notes are an integral part of these financial statements.

NETLOGIC MICROSYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS

(IN THOUSANDS)

	Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Deferred Stock-based Compensation	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance at December 31, 2000	10,524	$11	$1,871	$(1,183)	$—	$(19,946)	$(19,247)
Repurchase of restricted Common Stock	(122)	—	(22)	16	—	—	(6)
Repayment of stockholders’ notes	—	—	—	14	—	—	14
Issuance of Common Stock for stockholders’ notes	1,236	1	437	(438)	—	—	—
Issuance of Common Stock for cash and services	347	—	102	—	—	—	102
Issuance of Common Stock upon exercise of warrants	792	1	152	—	—	—	153
Issuance of options and warrants in exchange for services and financing lines of credit	—	—	131	—	—	—	131
Stockholder contribution	—	—	35	—	—	—	35
Net loss and comprehensive loss	—	—	—	—	—	(15,328)	(15,328)

Balance at December 31, 2001	12,777	13	2,706	(1,591)	—	(35,274)	(34,146)
Repurchase of restricted Common Stock	(197)	—	(33)	32	—	—	(1)
Repayment of stockholders’ notes	—	—	—	134	—	—	134
Issuance of Common Stock for stockholders’ notes	1,251	1	578	(579)	—	—	—
Issuance of Common Stock for cash and services	127	—	39	—	—	—	39
Issuance of Common Stock upon exercise of warrants	780	1	155	—	—	—	156
Stock-based compensation	—	—	4	—	—	—	4
Net loss and comprehensive loss	—	—	—	—	—	(19,919)	(19,919)

Balance at December 31, 2002	14,738	15	3,449	(2,004)	—	(55,193)	(53,733)
Repurchase of restricted Common Stock	(490)	—	(176)	118	—	—	(58)
Repayment of stockholders’ notes	—	—	—	266	—	—	266
Issuance of Common Stock for cash and services	305	—	149	—	—	—	149
Issuance of warrants in conjunction with financing lines of credits	—	—	199	—	—	—	199
Deferred stock-based compensation, net of reversal	—	—	7,086	—	(7,086)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	2,786	—	2,786
Net loss and comprehensive loss	—	—	—	—	—	(31,960)	(31,960)

Balance at December 31, 2003	14,553	15	10,707	(1,620)	(4,300)	(87,153)	(82,351)
Repurchase of Restricted Common Stock	(5)	—	(2)	2	—	—	—
Repayment of stockholders’ notes (unaudited)	—	—	—	21	—	—	21
Beneficial conversion feature on notes payable	—	—	2,466	—	—	—	2,466
Issuance of Common Stock upon exercise of warrants	176	—	35	—	—	—	35
Issuance of Common Stock for cash, upon exercise of options (unaudited)	1,509	1	716	—	—	—	717
Deferred stock-based compensation (unaudited)	—	—	4,885	—	(4,885)	—	—
Amortization of stock-based compensation (unaudited)	—	—	—	—	2,370	—	2,370
Net loss and comprehensive loss (unaudited)	—	—	—	—	—	(5,405)	(5,405)

Balance at March 31, 2004 (unaudited)	16,233	$16	$18,807	$(1,597)	$(6,815)	$(92,558)	$(82,147)

The accompanying notes are an integral part of these financial statements.

NETLOGIC MICROSYSTEMS, INC.

STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities:
Net loss	$(15,328)	$(19,919)	$(31,960)	$(4,793)	$(5,405)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,348	1,496	2,234	435	430
Issuance of stock options for services	66	8	32	3	—
Stock-based compensation	—	4	2,786	351	2,370
Non-cash interest expense	130	41	90	13	138
Amortization of deferred interest expense	17	53	—	—	—
Provision for allowance for doubtful accounts	—	—	80	9	112
Provision for inventory reserves and adverse purchase commitments	225	186	10,421	—	—
Changes in current assets and liabilities:
Accounts receivable, gross	(205)	97	(3,734)	30	(2,820)
Inventories, gross	(363)	(1,011)	(12,696)	(882)	(3,540)
Prepaid expenses and other assets	(120)	(363)	(211)	108	(164)
Accounts payable	1,333	755	110	(685)	5,459
Accrued liabilities	568	519	7,103	(116)	(3,085)
Deferred revenue	243	307	(50)	800	(500)

Net cash used in operating activities	(12,086)	(17,827)	(25,795)	(4,727)	(7,005)

Cash flows from investing activities:
Purchase of property and equipment	(1,466)	(1,923)	(1,337)	(608)	(348)
Purchase of short-term investments	(1,756)	(4,044)	(3,423)	—	—
Proceeds/maturities of short-term investments	—	3,991	2,237	—	228
Restricted cash	—	—	(5,000)	—	5,000

Net cash (used in) provided by investing activities	(3,222)	(1,976)	(7,523)	(608)	4,880

Cash flows from financing activities:
Proceeds from issuance of convertible promissory notes and warrants	466	30,000	—	—	7,650
Proceeds from issuance of Redeemable Convertible Preferred Stock, net of issuance costs	35,395	1,812	—	—	—
Principal payments on capital lease obligations	(426)	(187)	(311)	(13)	126
Repurchase of restricted Common Stock for cash	(6)	(1)	(58)	(60)	(2)
Proceeds from issuance of Common Stock	93	187	149	5	752
Proceeds from payment of notes receivable from stockholders	14	134	266	26	23
Proceeds from notes payable and lines of credit	1,794	—	9,910	661	13,539
Repayment of notes payable and lines of credit	—	(430)	(1,364)	(414)	(12,410)

Net cash provided by financing activities	37,330	31,515	8,592	205	9,678

Net increase (decrease) in cash and cash equivalents	22,022	11,712	(24,726)	(5,130)	7,553
Cash and cash equivalents at beginning of year	4,147	26,169	37,881	37,881	13,155

Cash and cash equivalents at end of year	$26,169	$37,881	$13,155	$32,751	$20,708

Supplemental disclosure of cash flow information:
Cash paid for interest	$38	$434	$76	$22	$48

Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible promissory notes and accrued interest into Redeemable Convertible Preferred Stock	$5,285	$31,197	$—	$—	$—

Acquisition of property and equipment under capital leases	$225	$—	$249	$—	$286

Issuance of Common Stock for notes receivable from stockholders	$438	$579	$—	$—	$—

Repurchase of restricted Common Stock through cancellation of stockholders’ notes	$16	$32	$118	$87	$—

Conversion of notes payable into Common Stock upon exercise of a warrant	$100	$—	$—	$—	$—

Issuance of warrants in connection with lines of credit	$127	$—	$199	$17	$224

Expense paid on behalf of the Company by a stockholder	$35	$—	$—	$—	$—

Beneficial conversion feature of convertible notes	$—	$—	$—	$—	$2,466

The accompanying notes are an integral part of these financial statements.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company

We are a semiconductor company that designs, develops and markets high performance knowledge-based processors for a variety of advanced Internet, corporate and other networking systems, such as routers, switches, network access equipment and networked storage devices. Knowledge-based processors are integrated circuits that employ an advanced processor architecture and a large knowledge database containing network and network user information to make complex decisions about individual packets of information travelling through the network. Our knowledge-based processors significantly enhance the ability of networking original equipment manufacturers, or OEMs, to supply network service providers with systems offering more advanced functionality for the Internet, such as voice transmission over the Internet, or VoIP, virtual private networks, or VPNs, and streaming video and audio.

We began doing business in 1995 as NetLogic Microsystems LLC (“LLC”). NetLogic Microsystems, Inc. was incorporated in the State of Delaware on April 7, 1997. On December 11, 2000, NetLogic Microsystems, Inc. entered into an Agreement of Merger with the LLC. Under the merger agreement, all the Class 1 and Class 2 units held by each member of the LLC were converted into shares of the Company’s Common Stock and the Class 3 and Class 4 units were converted into shares of the Company’s Series A Preferred Stock and Series B Preferred Stock, respectively. NetLogic Microsystems, Inc. was the surviving company.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pro forma stockholders’ equity (unaudited)

If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding will automatically convert into 38,561,000 shares of common stock, based on the shares of redeemable convertible preferred stock outstanding at March 31, 2004. This excludes the effect of 187,000 warrants to purchase redeemable convertible preferred stock at $1.25 to $4.88 per share (see note 5). Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock, is set forth on the balance sheet.

Interim results (unaudited)

The accompanying balance sheet as of March 31, 2004, the statements of operations, and of cash flows for the three months ended March 31, 2003 and March 31, 2004 and the statement of stockholders’ deficit for the three months ended March 31, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations and cash flows for the three months ended March 31, 2003 and March 31, 2004. The financial data and other information disclosed in these notes to financial statements related to the three-month periods are unaudited. The results of the three months ended March 31, 2004 are not necessarily indicative of the

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

Revenue Recognition

We derive revenue mainly from product sales and, to a lesser extent, from engineering services.

Revenue from product sales is recognized upon shipment when persuasive evidence of an arrangement exists, legal title and risk of ownership has transferred, the price is fixed or determined, and collection of the resulting receivables is reasonably assured. Our sales agreements do not provide for any customer acceptance provisions. We have no obligation to provide any modification or customization, upgrades, enhancements, post-contract customer supports, additional products or enhancements. The customers have no rights of return unless the product does not perform according to specifications. Provisions for warranty expenses are recorded when revenue is recognized.

From time to time we perform engineering services for third parties. Engineering service revenue is recognized as services are preformed, agreed-upon milestones are achieved and customer acceptance, if required, is received from the customer.

In 2002, we entered into a license and technology transfer agreement with Micron Technology which was subsequently amended in May 2003. Under the terms of the agreement, the Company is entitled to receive payments related to the licensing of certain technology and completion of certain milestones. Revenue related to the licensing of our technology was recognized upon signing the amended agreement as the technology had been delivered, the price was fixed and all of our obligations had been met. Revenue related to milestone payments is recognized when due upon completion of the milestones.

Warranty

We provide a limited warranty on our products for one year from the date of sale. We provide for the estimated future costs of repair or replacement upon shipment of the product. Our warranty accrual is estimated based on actual and historical claims compared to historical revenue and assumes that we have to replace products subject to a claim.

Cash and cash equivalents

We consider all highly liquid investments purchased with a remaining maturity of three months or less at the date of purchase to be cash equivalents. These investments consist of money-market funds, which are readily convertible to cash and are stated at cost, which approximates market value. We deposit cash and cash equivalents with high credit quality financial institutions.

Short-term investments

Short-term investments comprise primarily debt instruments that have been classified as available-for-sale. Short-term investments are carried at their fair market value based on quoted market prices as of the balance sheet date. Realized gains or losses are determined on the specific identification method and are reflected in income. Realized gains and losses were not material in 2001, 2002 or 2003. Unrealized gains or losses are reported as other comprehensive income (loss). Unrealized gains and losses at December 31, 2001, 2002, and 2003 were not material.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Risks and uncertainties and concentration of credit risk

We have a history of net losses and may continue to incur net losses. Our net losses for the years ended December 31, 2001, 2002 and 2003, were $15.3 million, $19.9 million and $32.0 million, respectively. Despite the increase in revenue, we still expect to incur net losses in the future as we continue to pursue our strategic objectives. Our ability to become profitable is dependent, among other factors, upon the rate of growth of our target markets, continued customer acceptance of our product, continued end-user acceptance of our customer’s product, the strategic position of our products related to current or future competitors, our ability to develop new products that fulfill customer’s specifications, our ability to lower cost of goods sold through yield improvements and our ability to manage expenses. If we are unable to achieve profitability, we could be required, or could elect, to seek additional funding through public or private equity or debt financing. Such funds may not be available on terms acceptable to us or at all.

We depend on a few key customers for a substantial majority of our sales and the loss of, or a significant reduction in orders from any of them would likely significantly reduce revenues. For the years ended December 31, 2001, 2002 and 2003, our top five customers accounted for approximately 61.4%, 49.2% and 77.9% of total product revenue respectively. Further, our engineering services revenue of approximately $3.5 million in 2003, or approximately 26.0% of total revenues in 2003, is not anticipated to carry forward into future periods and, as such, you should not rely on this previous result being an indication of our future operating performance. Because of the substantial market share owned by our top five customers, our revenue in the foreseeable future will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that use our products. Our revenue would likely decline if one or more of these customers were to significantly reduce, delay or cancel their orders for any reason. In addition, any difficulty associated with collecting outstanding accounts receivable amounts due from our customers, particularly for our top five customers, would harm our financial performance. Because our sales are based upon standard purchase orders and not on long-term contracts, we cannot assure you that our customers will continue to purchase our products at current levels, or at all.

Because future foundry capacity may be limited and because we do not have long-term agreements with our foundries, we may not be able to secure adequate manufacturing capacity to satisfy the demand for our products. Although we presently utilize two foundries for wafers, we rely on one for current generation product. We provide the two foundries with monthly rolling forecasts of our production requirements. The ability of each foundry to provide wafers to us is limited however, by the foundry’s available capacity. Moreover, the price of our wafers may fluctuate based on changes in available industry capacity. We do not have long-term supply contracts with any of our foundries. Therefore, our foundry suppliers could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that our foundries will allocate sufficient capacity to satisfy our requirements. If we are not able to obtain foundry capacity as required, our relationships with present and future customers would be harmed and our revenue, gross margin and operating results would be materially impacted.

Financial instruments that potentially subject us to a concentration of credit risk consist of cash, cash equivalents, restricted cash, short-term investments and accounts receivable. Deposits held with financial institutions may exceed the amount of insurance provided on such deposits. To date we have not experienced any losses on our deposits of cash or cash equivalents. Our accounts receivable are derived from revenue earned from customers located in North America and Asia. We perform ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from our customers.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes the revenues from customers representing in excess of 10% of the total revenues:

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Solectron Corporation	0.3%	2.1%	27.4%	11.9%	56.7%
Lestina International Ltd.	12.3	2.3	3.6	4.4	2.8
Mitsui Comtek Corporation	0.2	5.6	15.5	22.2	9.8
Micron Technology, Inc.	—	—	25.9	—	6.0
Impact Technologies, LLC	25.6	1.9	—	—	0.3

The following table summarizes the accounts receivable from customers in excess of 10% of the total accounts receivable:

	December 31,			Three Months Ended March 31,
	2001	2002	2003	2004
				(unaudited)
Solectron Corporation	1.1%	12.9%	48.0%	68.8%
Lestina International Ltd.	13.8	4.5	2.3	3.1
Mitsui Comtek Corporation	—	27.5	11.4	4.1
Micron Technology, Inc.	—	—	19.2	—

Inventories

Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method. We provide reserves to adjust inventories when we believe that the net realizable value is less than the carrying value of our inventory. We also provide reserves when the number of units on hand exceeds the number of units that we forecast to sell over a certain period, generally twelve months. The value of inventory is dependent on management’s estimate of yield, or the percentage of good product resulting from the manufacturing process, as identified when the product is tested. If actual yields are below estimates, a significant adjustment could result, having a significant impact on the carrying value of our inventory. In the third quarter of 2003, we accelerated production of a customized version of our knowledge-based processors designed specifically for Cisco. In the third and fourth quarters of 2003, we shipped a substantial quantity of these knowledge-based processors to Cisco, which processors met our yield objectives and passed the qualification and testing procedures that Cisco and we had applied to them. We continued to ship a significant number of these processors through the end of 2003; however, in the first quarter of 2004, Cisco began to apply more rigorous testing on its networking systems that identified certain situations in which our products failed to perform to specification. Cisco returned these products to us under the terms of our standard warranty. To eliminate this problem with future products, we modified the design. We replaced the returned units with our processors that passed more stringent testing procedures. As a result of these events, we recorded charges for the write down of inventory and adverse purchase commitments during the third and fourth quarters of 2003. Inventory write downs charged to cost of sales amounted to $225,000, $186,000 and $625,000 in 2001, 2002 and 2003, respectively. Adverse purchase commitments charged to cost of sales amounted to zero in 2001 and 2002 and $9.8 million in 2003.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the lease.

The depreciation and amortization periods for property and equipment categories are as follows:

Machinery and equipment	3 years
Software	3 years
Furniture and fixtures	5 years

Long-lived assets

We review the recoverability of our long-lived assets, such as property and equipment, whenever events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets.

Fair value of financial instruments

Carrying amounts of certain of our financial instruments including cash and cash equivalents, accounts receivable, accounts payable, notes payable and capital lease obligations approximate fair value due to their short maturities and interest rates currently available to us.

Income Taxes

We account for income taxes under an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of timing differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

Comprehensive loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss approximated net loss for the years ended December 31, 2001, 2002 and 2003.

Computation of net loss per share

We have computed and presented net loss per share under two methods, basic and diluted. Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of common shares outstanding and potential common shares (when dilutive).

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table sets forth the computation of basic and diluted net loss attributable to common stockholders per share (in thousands, except per share amounts):

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Numerator:
Net loss: basic and diluted	$(15,328)	$(19,919)	$(31,960)	$(4,793)	$(5,405)

Denominator:
Weighted-average common shares outstanding	11,141	13,438	14,421	14,641	15,538
Less: unvested common shares subject to repurchase	(4,275)	(3,234)	(2,809)	(1,592)	(1,831)

Total shares: basic and diluted	6,866	10,204	11,612	13,049	13,707

The following outstanding redeemable convertible preferred stock and warrants, common stock warrants, common stock options, and employee stock options were excluded from the computation of diluted net income per share as they had an antidilutive effect (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Redeemable convertible preferred stock (assuming conversion, using appropriate conversion ratio, to common shares)	32,407	38,561	38,561	38,561	38,561
Redeemable convertible preferred stock warrants (assuming conversion, using appropriate conversion ratio, to common shares)	72	72	125	72	187
Convertible promissory notes	—	—	—	—	2,340
Common stock warrants	1,041	261	261	261	391
Stock options	1,041	3,274	5,082	3,742	5,193

Advertising costs

Advertising costs are expensed as incurred. Advertising costs were not significant in 2001, 2002 or 2003.

Research and development

Research and development costs are expensed as incurred.

Stock-based compensation

We account for stock-based employee compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) and the related interpretation, Financial Accounting Standards Board Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions Involving Stock Compensation.”

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

We provide additional pro forma disclosures as required under Statement of Financial Accounting Standards (“SFAS No. 123”) “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.”

The following table illustrates the effect on our net loss as if we had recorded compensation costs based on the estimated grant date fair value as defined by Statement of Financial Accounting Standards (“SFAS”) No. 123 for all granted stock-based awards (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net loss—as reported	$(15,328)	$(19,919)	$(31,960)	$(4,793)	$(5,405)
Add: Stock-based compensation expense included in reported net loss	—	4	2,786	351	2,370
Deduct: Stock-based compensation expense determined under fair value based method for all awards	(46)	(192)	(2,984)	(403)	(2,431)

Net loss—pro forma	$(15,374)	$(20,107)	$(32,158)	$(4,845)	$(5,466)

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Consensus No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). Under SFAS No. 123 and EITF 96-18, equity instruments issued to non-employees are accounted for at fair value using the Black-Scholes option pricing model. We believe that the fair value of the equity instruments are more reliably measured than the fair value of the services received. The fair value of each non-employee equity instrument is remeasured at each period until a commitment date is reached, which is generally the vesting date.

Fair value disclosures

We calculated the fair value of each option grant on the date of grant using the minimum value method with the following assumptions:

	Years Ended December 31,			Three Months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Risk-free interest rate	4.33%–5.28%	2.70%–4.62%	1.95%–3.07%	2.20%–2.94%	2.11%–3.10%
Expected life of options (in years)	4 years	4 years	4 years	4 years	4 years
Expected dividend yield	—	—	—	—	—
Volatility	0%	0%	0%	0%	0%

The weighted average fair value of employee stock option grants was $0.07, $0.07 and $2.74 for the years ended December 31, 2001, 2002 and 2003, respectively, and $2.16 and $3.10 for the three months ended March 31, 2003 and 2004, respectively.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Recent accounting pronouncements

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods after December 15, 2002. The adoption of provisions for recognition and initial measurements of FIN 45 did not have a material impact upon our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows.

On December 17, 2003, the SEC issued SAB No. 104, “Revenue Recognition,” which supercedes SAB No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue managements, superceded as a result of the issuance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Additionally, SAB No. 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the “FAQ”) issued with SAB No. 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of SAB No. 104 did not have a material impact upon our financial position, results of operations or cash flows for the fiscal year ended December 31, 2003.

In March 2004, the FASB approved EITF Issue 03-6 “Participating Securities and the Two-Class Method under FAS 128.” EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and SFAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported EPS. We are currently in the process of evaluating the impact that adoption of EITF Issue 03-6 will have on our financial position and results of operations.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 2—BALANCE SHEET COMPONENTS (IN THOUSANDS):

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Cash and cash equivalents:
Cash and money market funds	$6,544	$12,905	$20,708
Commercial paper	21,337	250	—
U.S. Government debt securities	10,000	—	—

	$37,881	$13,155	$20,708

Short-term investments:
U.S. Government debt securities	$1,809	$2,995	$2,767

Due within one year	$1,041	$2,995	$2,767
Due after one year	768	—	—

	$1,809	$2,995	$2,767

Accounts receivable:
Trade accounts receivable	$421	$4,155	$6,975
Less: Allowance for doubtful accounts	(13)	(93)	(205)

Amounts receivable, net	$408	$4,062	$6,770

Inventories:
Finished goods	$473	$229	$1,258
Work-in-progress	836	3,355	5,956

	$1,309	$3,584	$7,214

Property and equipment, net:
Machinery and equipment	$2,723	$2,833	$2,839
Software	3,444	4,917	5,259
Furniture and fixtures	72	72	72
Leasehold improvements	650	653	653

	6,889	8,475	8,823
Less: Accumulated depreciation and amortization	(4,326)	(6,444)	(6,874)

	$2,563	$2,031	$1,949

Property and equipment includes $1,407, $1,666 and $1,666 of machinery and equipment and leasehold improvements under capital lease arrangements at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively. Accumulated amortization of assets under capital leases totaled $929, $1,450 and $1,531 (unaudited), at December 31, 2002 and 2003, and March 31, 2004, respectively.

Depreciation and amortization expense for the years ended December 31, 2001, 2002 and 2003 was $1,342, $1,496 and $2,121, respectively. Depreciation and amortization expense for the three months ended March 31, 2003 and 2004 was $437,400 (unaudited) and $429,500 (unaudited), respectively.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Accrued liabilities:
Payroll and related expenses	$532	$701	$713
Accrued inventory purchases	197	812	695
Accrued engineering expenses	465	1,687	1,411
Accrued adverse purchase commitments	—	3,365	744
Accrued product warranty	—	1,051	716
Warrants	—	—	1,202
Other accrued expenses	262	502	755

	$1,456	$8,118	$6,236

The following table summarizes the activity related to the product warranty liability during 2003 (in thousands):

Liability Debit/(Credit)
Balance at January 1, 2003	$—
Accruals for warranties during the period	1,064
Settlements made (in cash or in kind) during the period	(13)

Balance at December 31, 2003	1,051
Accruals for warranties during the period (unaudited)	716
Settlements made (in cash or in kind) during the period (unaudited)	(1,051)

Balance at March 31, 2004 (unaudited)	$716

NOTE 3—NOTES PAYABLE:

In September 2001, we entered into an agreement with a bank to establish an equipment line of credit (“Equipment Line”) which enabled us to borrow up to $2.0 million for the acquisition of fixed assets and a revolving line of credit (“Revolving Line”) of $500,000 for working capital.

In September 2001, in connection with the lines of credit, we issued the bank a warrant to purchase 52,000 shares of our Series D preferred stock at $3.25 per share, subject to certain adjustments. The warrant expires at the later of seven years from the warrant issuance date or one year after the date of our initial public offering. The fair value of this warrant was estimated to be $127,000 at the date of issuance based on the Black-Scholes model. The amount was recorded as prepaid expenses and amortized as interest expenses over the term of the facility. In October 2003, the line of credit agreement was terminated. At that time, the remaining balance of the prepaid interest related to these warrants was charged to interest expense. The warrant remains outstanding as of December 31, 2003.

In February 2003, in connection with the amendment of line of credit agreement, we issued the bank warrants to purchase 5,000 shares of our Series E Redeemable Convertible Preferred Stock at $4.88 per share. The warrant expires at the later of seven years from the warrant issuance date or one year after the date of the Company’s initial public offering. The warrant remains outstanding as of March 31, 2003. In October 2003, the

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

line of credit agreement was terminated. At this time, the balance of the prepaid interest related to these warrants was charged to interest expense.

In October 2003, the Equipment Line and the Revolving Line were repaid in full and replaced by a working capital and accounts receivable line of credit with another bank (the “Working Capital Line”), which enables us to borrow up to $4.5 million for working capital purposes and up to $3.0 million based on certain outstanding accounts receivable balances. All borrowings are collateralized by substantially all of our assets, excluding intellectual property. The terms of the loan require $5.0 million to be on deposit with the bank and this amount is included as restricted on the balance sheet at December 31, 2003. The line bears interest at the bank’s prime rate (4% at December 31, 2003) plus one-quarter of one percent or 4.25%, whichever is higher. The terms of the Working Capital Line require the maintenance of a certain minimum tangible net worth and liquidity ratios. We defaulted on our tangible net worth covenant during the fourth quarter of 2003 through February 2004; however the bank granted a waiver. This covenant was subsequently amended in March 2004. The agreement restricts the payment of dividends. The Working Capital Line expires on October 2, 2005.

In October 2003, in connection with the new line of credit agreement, we issued the bank warrants to purchase 49,000 shares of the Company’s Series E Redeemable Convertible Preferred Stock at $4.88 per share. The warrant expires seven years from the warrant issuance date. The warrant remains outstanding as of March 31, 2003 (unaudited). The fair value of the warrants of $182,000 is being amortized as interest expense over the 24-month period of the line of credit arrangement.

In March 2004, we amended the Working Capital Line. The initial terms of the amended agreement allows the Company to borrow up to $4.5 million for working capital purposes to the extent we have cash, cash equivalents and short term investments in the custody of the bank. The portion of the facility that was also available based on certain accounts receivable balances was replaced by an Accounts Receivable Financing facility. The Accounts Receivable Financing facility allows us to borrow up to $10.0 million based on a percentage of certain customer purchase orders and accounts receivable balances. At March 31, 2004 $10.0 million was available under the this facility. The amended facility is collateralized by substantially all of our assets. The amended line bears interest at the bank’s prime rate (4.0% at March 31, 2004) plus one percent or 5.0%, whichever is higher. The amended terms of the Working Capital line amended the tangible net worth covenant included in our previous loan agreement.

In March 2004, in connection with the amendment to the Working Capital Line, we issued the bank warrants to purchase 62,000 shares of our Series E Redeemable Convertible Preferred Stock at $4.88 per share. The warrant expires seven years from the warrant issuance date. The warrant remains outstanding at March 31, 2004. The fair value of the warrants of $223,000 (unaudited) is being amortized as interest expense over the remaining 18-month life of the agreement. At March 31, 2004 the fair value of the warrants is recorded as a liability as we do not have sufficient authorized shares designated as Series E Redeemable Convertible Preferred Stock in the event these warrants are exercised.

Upon the completion of an initial public offering the amount that can be borrowed for working capital purposes increases to $14.5 million, the Accounts Receivable Financing facility expires, certain minimum cash, cash equivalent and short term investment covenants apply and the interest rate declines to prime plus one quarter of a percent or 4.25%, whichever is higher.

In December 2003, the working capital line borrowing limit was temporarily increased to $7.5 million decreasing back to $4.5 million in January 2004. As of December 31, 2003 the amount available based on accounts receivable was $2.4 million and was fully drawn.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The outstanding balance under the Working Capital Line was $9.9 million at December 31, 2003 and $11.0 million at March 31, 2004 (unaudited). At March 31, 2004, an additional $3.4 million (unaudited) was available and had not been utilized. We make monthly payments for accrued interest on the Working Capital Line.

NOTE 4—CONVERTIBLE PROMISSORY NOTES:

In May 2000, $11.9 million in convertible notes issued in previous years along with $629,000 of accrued but unpaid interest were converted into 12,394,000 shares of Series B Redeemable Convertible Preferred Stock and the maturity on the remaining balance of $1.2 million and accrued but unpaid interest was extended until April 30, 2001. On September 30, 2001, the maturity date of this note was extended again until March 31, 2003. The note had an interest rate of 8% per annum compounded daily with the principal and unpaid accrued interest due on maturity. A portion of the balance was repaid with the remaining balance renewed under a new note.

In June 2002, the convertible note of $1.1 million described above was converted along with accrued but unpaid interest of $64,000 into 368,000 shares of Series D Redeemable Convertible Preferred Stock.

In June 2002, the Company raised $30.0 million from the issuance of an unsecured convertible promissory note. The note accrued interest at a rate of 2.9% per year and was due on September 30, 2002. The note was convertible into shares of Series E Redeemable Convertible Preferred Stock. In October 2002, the principal balance of the note was converted into 6,154,000 shares of Series E Redeemable Convertible Preferred Stock. The Company paid $262,000 accrued interest in cash upon the date of conversion.

On March 18, 2004, we issued $7.7 million (unaudited) in convertible promissory notes bearing interest at 10.0% per annum and warrants to purchase 306,000 (unaudited) shares of common stock at $0.50 per share. The convertible promissory notes were issued to existing stockholders, directors and management. Except as described below, the promissory notes are convertible at the option of the holder in March 2005 into approximately 2.6 million (unaudited) shares of Series D Redeemable Convertible Preferred Stock, if not earlier repaid. The difference between the conversion price and the fair value of the common stock on the transaction date resulted in a beneficial conversion feature in the amount of $2.5 million (unaudited). The warrant had a fair value of $1.0 million (unaudited), estimated using the Black-Scholes valuation model, with a risk-free interest rate of 2.44%, a four year life of the options, expected dividend yield of zero, volatility of 90% and a fair value of $3.55. The beneficial conversion feature and the fair value of the warrant are reflected as a discount to the promissory notes. Both the beneficial conversion feature and the warrant are being charged to interest expense over the term of the notes.

The promissory notes and accrued interest are required to be prepaid without penalty thirty days following the closing of an initial public offering of our common stock. Upon repayment of the notes, any remaining discount on the notes resulting from the warrants and beneficial conversion feature will be immediately charged to interest expense. If we decide to prepay the promissory notes or we complete a subsequent round of equity financing, other than an initial public offering, the promissory notes may be convertible at the option of the holder into Series D Redeemable Convertible Preferred Stock or the equity instruments issued in the equity financing, respectively. If not converted at the option of the holders the promissory notes are due and payable in March 2005.

If we complete an initial public offering, the warrants must be exercised or they expire upon the closing of the offering. Otherwise, the warrants become exercisable one year after the date of the warrant purchase agreements and expire three years after the date they become exercisable. The warrants remain outstanding and the fair value of $1.0 million (unaudited) is included in accrued liabilities at March 31, 2004.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 5—REDEEMABLE CONVERTIBLE PREFERRED STOCK:

The following table shows the changes in each series of the Redeemable Convertible Preferred Stock (“Preferred Stock”) for each year between December 31, 1999 and December 31, 2003 (in thousands):

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series E Redeemable Convertible Preferred Stock		Total Redeemable Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2000	2,939	3,673	14,195	14,195	—	—	—	—	—	—	17,868
Issuance of Series C Redeemable Convertible Preferred Stock on conversion of notes payable in January 2001 at $2.50 per share	—	—	—	—	2,114	5,285	—	—	—	—	5,285
Issuance of Series C Redeemable Convertible Preferred Stock in January, February and June 2001 for cash at $2.50 per share	—	—	—	—	5,323	13,306	—	—	—	—	13,306
Issuance of Series C Redeemable Convertible Preferred Stock in April and June 2001 in exchange for services	—	—	—	—	17	43	—	—	—	—	43
Issuance of Series C Redeemable Convertible Preferred Stock in April 2001 upon exercise of warrants	—	—	—	—	14	—	—	—	—	—	—
Issuance of Series D Redeemable Convertible Preferred Stock in August and October 2001 for cash at $3.25 per share, net	—	—	—	—	—	—	6,822	22,089	—	—	22,089

Balance at December 31, 2001	2,939	3,673	14,195	14,195	7,468	18,634	6,822	22,089	—	—	58,591
Issuance of Series D Redeemable Convertible Preferred Stock on conversion of notes payable in June 2002 at $3.25 per share	—	—	—	—	—	—	369	1,197	—	—	1,197
Issuance of Series D Redeemable Convertible Preferred Stock in July 2002 for cash at $3.25 per share, net	—	—	—	—	—	—	615	1,977	—	—	1,977
Issuance of Series E Redeemable Convertible Preferred Stock on conversion of notes payable in October 2002 at $4.88 per share, net	—	—	—	—	—	—	—	—	6,154	29,835	29,835

Balance at December 31, 2002 and 2003	2,939	$3,673	14,195	$14,195	7,468	$18,634	7,806	$25,263	6,154	$29,835	$91,600

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Preferred Stock at December 31, 2003 (in thousands):

	Shares		Proceeds	Liquidation Amount
Series	Authorized	Outstanding
A	2,958	2,939	$3,673	$3,673
B	14,195	14,195	14,195	14,195
C	7,850	7,467	18,634	18,634
D	8,358	7,806	25,263	25,263
E	6,208	6,154	29,835	20,000
Undesignated	431	—	—	—

	40,000	38,561	$91,600	$81,765

The holders of Preferred Stock have various rights and preferences as follows:

Voting

Each share of the Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

Preferred stock protective provisions

So long as at least 1,000,000 shares of the Preferred Stock are outstanding (as adjusted for stock splits, stock dividends or recapitalizations), the Company shall not, without first obtaining the approval (by note or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of the Preferred Stock, voting together as a class: (a) liquidate, dissolve or wind-up the Company; (b) alter or change the rights, preferences or privileges of the shares of the Preferred Stock so as to affect adversely the shares of such series; (c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of the Preferred Stock; (d) authorize or issue, or obligate itself to issue, any other equity security, including any other security convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Preferred Stock with respect to voting, dividends, conversion or upon liquidation; or (e) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of the Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from current or former employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreement under which the Company has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right to first refusal.

Dividends

Holders of Series A, B, C, D and E Preferred Stock are entitled to receive noncumulative dividends at the per annum rate of $0.10, $0.08, $0.20, $0.26 and $0.26 per share, respectively, when and if declared by the Board of Directors. The holders of the Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-if converted basis. No dividends on the Preferred Stock or Common Stock have been declared by the Board from inception through December 31, 2003.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Liquidation preferences and redemption

In the event of any liquidation, dissolution or winding up of the company, either voluntary or involuntary, the holders of the Series A, B, C, D and E Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $1.25, $1.00, $2.50, $3.25 and $3.25 per share, respectively, for each share of Series A, B, C, D and E Preferred Stock thereof then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive. Upon the completion of the Preferred Stock distribution, if assets remain in the Company, the holders of the Preferred Stock (on an as-converted basis) and the Common Stock shall receive ratably all of the remaining assets of the Company. A liquidation, dissolution or winding up of the Company occurs when the Company sells, conveys, or otherwise disposes of all or substantially all of its property or business or merges into or consolidates with any other corporation (other than a wholly-owned subsidiary corporation) or effect any other transaction or series of related transactions in which more than fifty percent of the voting power of the Company is disposed of, provided that this does not apply to a merger effected exclusively for the purpose of changing the domicile of the Company.

Conversion

Each share of the Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of Preferred Stock automatically converts into the number of shares of Common Stock into which such shares are convertible at the then effective conversion ratio upon: (1) the closing of a public offering of Common Stock at a per share price of at least $7.50 per share with gross proceeds of at least $20.0 million, or (2) the consent of the holders of at least two-thirds of the then outstanding shares of Preferred Stock voting together as a class.

At December 31, 2003 and March 31, 2004, we reserved 38,561,000 and 38,561,000 (unaudited) shares of Common Stock for the conversion of Series A, B, C, D and E Redeemable Convertible Preferred Stock.

Warrants for convertible preferred stock

In July 1998, we issued warrants to purchase 20,000 shares of Series A Convertible Preferred Stock for $1.25 per share in connection with a lease financing arrangement. The warrants remain outstanding at December 31, 2003 and expire in 2008.

In July 2000, we issued warrants to purchase 1,000 shares of Series C Convertible Preferred Stock for design services. The warrants were exercised during 2001.

In September 2001, we issued warrants to purchase 52,000 shares of Series D Redeemable Convertible Preferred Stock for $3.25 per share in connection with a line of credit agreement. The warrants remain outstanding at December 31, 2003 and expire in 2008.

In February 2003, we issued warrants to purchase 5,000 shares of Series E Redeemable Convertible Preferred Stock for $4.88 per share in connection with amendment of the line of credit agreement. The warrants remain outstanding at December 31, 2003 and expire in 2010.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

In October 2003, we issued warrants to purchase 49,000 shares of Series E Redeemable Convertible Preferred Stock for $4.88 per share in connection with a new line of credit agreement. The warrants remain outstanding at December 31, 2003 and expire in 2010.

In March 2004, we issued warrants to purchase 62,000 (unaudited) shares of Series E Redeemable Convertible Preferred Stock for $4.88 per share in connection with an amendment to our line of credit agreement. The warrants remain outstanding at March 31, 2004 and expire in 2011.

NOTE 6—COMMON STOCK:

Our Certificate authorizes us to issue 60,000,000 shares of $0.001 par value Common Stock. A portion of the shares sold are subject to a right of repurchase by the Company subject to vesting, which is generally over a four year period from the earlier of grant date or employee hire date, as applicable, until vesting is complete. At December 31, 2002 and 2003, there were 3,234,000 and 2,809,000 shares, respectively, subject to repurchase. At March 31, 2004, there were 1,831,000 (unaudited) shares subject to repurchase.

Warrants for common stock

In 1999 and 2000, we issued warrants to purchase Common Stock in connection with the issuance of convertible promissory notes.

At December 31, 2003 and March 31, 2004, warrants to purchase 261,000 and 85,000 (unaudited) shares of Common Stock at an exercise price of $0.20 per share remain outstanding.

At March 31, 2004, warrants to purchase 306,000 (unaudited) shares of Common Stock at an exercise price of $0.50 per share remain outstanding.

NOTE 7—NOTES RECEIVABLE FROM STOCKHOLDERS:

Notes receivable from stockholders include full recourse promissory notes issued in conjunction with the exercise of options by employees. The notes bear interest rates of 6% and 7% compounded semi-annually or annually. Accrued interest and principal are due and payable upon the earlier of the termination of the employees or the maturity of the notes. The terms of the notes range from 4 to 8 years. Notes receivables from stockholders were $2.0 million and $1.6 million at December 31, 2002 and 2003, respectively, and $1.6 million (unaudited) at March 31, 2004. Accrued interest on the notes receivables from stockholders was $239,000 and $295,000 at December 31, 2002 and 2003, respectively, and $322,000 at March 31, 2004 (unaudited) and was recorded as other assets.

NOTE 8—STOCK OPTION PLANS:

In 2000, we adopted the 2000 Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. We have reserved 9,650,000 shares of Common Stock for issuance under the Plan. In January 2004, we increased the number of shares of Common Stock reserved for issuance under the Plan to 11,650,000 (unaudited).

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options are exercisable immediately subject to repurchase options held by the Company which lapse over a maximum period of five years at such times and under such conditions as determined by the Board of Directors. The Company has an option to repurchase, in the event of a termination of the optionee’s employment relationship, any unvested shares at a price per share equal to the original exercise price per share for the option. In the event when the unvested shares are issued with a promissory note, the Company has a right to repurchase these unvested shares at the lower of the fair market value of the Company’s Common Stock as of the time the repurchase option is exercised and the original purchase price per share. To date, options granted generally vest over four years.

A summary of all options activity is presented below (number of shares in thousands):

	Shares Available for Grant	Options Outstanding
		Number of Shares Outstanding	Weighted Average Exercise Price
Balances at December 31, 2000	2,058	942	$0.20
Options authorized	1,200	—	—
Options granted	(1,735)	1,735	0.40
Options exercised	—	(1,583)	0.34
Options cancelled	53	(53)	0.24

Balances at December 31, 2001	1,576	1,041	0.32
Options authorized	2,500	—	—
Options granted	(3,690)	3,690	0.50
Options exercised	—	(1,378)	0.45
Options cancelled	80	(80)	0.28

Balances at December 31, 2002	466	3,273	0.47
Options authorized	2,950	—	—
Options granted	(2,764)	2,764	0.50
Options exercised	—	(305)	0.49
Options cancelled	650	(650)	0.49

Balances at December 31, 2003	1,302	5,082	0.49
Options authorized (unaudited)	2,000	—	—
Options granted (unaudited)	(1,627)	1,627	0.50
Options exercised (unaudited)	—	(1,509)	0.48
Options cancelled (unaudited)	7	(7)	0.20

Balances at March 31, 2004 (unaudited)	1,682	5,193	0.49

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

	Options Outstanding and Exercisable at December 31, 2003			Options Vested at December 31, 2003
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.20	173	7.0	$0.20	132	$0.20
0.40	235	7.5	0.40	150	0.40
0.50	4,674	9.0	0.50	841	0.50

	5,082	8.9	$0.49	1,123	$0.45

During 2003, we issued 2,764,000 stock options to employees and non-employees. Due to the difference between the exercise price and the estimated fair value of common stock, $7.1 million of compensation expense is to be amortized over the vesting period of four years. We recognized compensation expense of $2.8 million during 2003. During the first quarter of 2004, we issued 1,626,500 stock options to employees and non-employees and will amortize $4.9 million of compensation expense over the vesting period of four years. We recognized compensation expense of $2.4 million during the three months ended March 31, 2004.

NOTE 9—INCOME TAXES:

Deferred tax assets and liabilities consist of the following (in thousands):

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$13,690	$20,141
Accrual liabilities and other	1,008	5,064
Depreciation and amortization	1,924	3,123
Research and development tax credits	2,980	4,421

Gross deferred tax assets	19,602	32,749
Valuation allowance	(19,602)	(32,749)

Net deferred tax assets	$—	$—

Due to the uncertainty surrounding the realization of the deferred tax asset in future tax returns, we have placed a valuation allowance against its net deferred tax assets.

At December 31, 2003, we had Federal and state net operating loss carryforwards of approximately $57.5 million and $10.2 million, respectively. These net operating loss carryforwards will expire commencing in 2013 and 2005 for Federal and State purposes, respectively. We also have federal and state research and development tax credit carryforwards of approximately $2.5 million and $2.6 million, respectively. The federal tax credit carryforwards will expire commencing in 2019.

For federal and state purposes, a portion of our net operating loss carryforwards may be subject to certain limitation on annual utilization in case of a change in ownership, as defined by federal and state tax law.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 10—COMMITMENTS AND CONTINGENCIES:

Leases

We lease office space and equipment under noncancelable operating and capital leases with various expiration dates through 2006. Rent expense for the years ended December 31, 2003, 2002 and 2001 was $360,000, $423,000 and $525,000, respectively and was $110,000 and $65,000 (unaudited) for the three months ended March 31, 2003 and 2004, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

Purchase Commitments

At December 31, 2003, the Company had approximately $11.1 million in non-cancelable purchase commitments with suppliers. We had recorded a liability of $3.4 million for adverse purchase commitments as the estimated cost to complete the manufacture of these wafers into finished goods exceeds the selling price.

At March 31, 2004, the Company had approximately $8.5 million in non-cancelable purchase commitments with suppliers. We have recorded a liability of $744,000 for adverse purchase commitments as the estimated cost to complete the manufacture of these wafers into finished goods exceeds the selling price.

Contingencies

The Company is party to claims and litigation proceedings arising in the normal course of business. Although the legal responsibility and financial impact with respect to such claims and litigation cannot currently be ascertained, the Company does not believe that these matters will result in the payment of monetary damages, net of any applicable insurance proceeds, that, in the aggregate, would be material in relation to the Company’s consolidated financial position or results of operations. There can be no assurance that these matters will be resolved without costly litigation, in a manner that is not adverse to the Company’s financial position, results of operations or cash flows, or without requiring royalty payments in the future which may adversely impact gross margins.

Indemnities, Commitments and Guarantees

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to the Company’s customers in connection with the sales of its products, indemnities for liabilities associated with the infringement of other parties’ technology based upon the Company’s products, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. In addition, the Company has contractual commitments to various customers, which could require it to incur costs to repair an epidemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments under noncancelable operating and capital leases are as follows (in thousands):

Year Ending December 31,	Capital Leases	Operating Leases
2004	$356	$54
2005	132	7
2006	3	5
2007	—	—

Total minimum lease payments	491	$66

Less: Amount representing interest	(5)

Present value of capital lease obligations	486
Less: Current portion	(351)

Long-term portion of capital lease obligations	$135

NOTE 11—SEGMENT INFORMATION:

The Company operates in one business segment. The Company sells its products directly to customers in the United States, Asia and Europe. Sales for the geographic regions reported below are based upon the customer headquarter locations. Following is a summary of the geographic information related to revenues for the years ended December 31, 2001, 2002 and 2003 (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Sales:
North America	$1,683	$2,373	$12,259	$708	$7,593
Asia	293	349	767	17	357
Europe	36	173	509	88	317

Total	$2,012	$2,895	$13,535	$813	$8,267

All of the Company’s long-lived assets are located in the United States of America.

NOTE 12—EMPLOYEE BENEFIT PLAN:

The Company sponsors a 401(k) defined contribution plan covering all employees. Contributions made by the Company are determined annually by the Board of Directors. To date there have been no contributions made to the plan by the Company.

NOTE 13—RELATED PARTY

We subleased our facilities in Mountain View, California from ePeople, Inc. The terms of the sublease were governed by a standard form lease entered into between ePeople and an affiliate of Berg & Berg Enterprises, LLC, which is currently a holder of more than 5.0% of our voting securities. For 2003, we paid to

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

this affiliate aggregate lease payments of approximately $213,000 under the terms of our existing sublease, which expires in May 2004. In addition, we are currently negotiating with the same affiliate of Berg & Berg Enterprises, LLC with regard to a new lease for a different facility in Mountain View, California.

NOTE 14—SUBSEQUENT EVENTS:

On February 5, 2004, our Board of Directors authorized management to file a registration statement on Form S-1 to register shares of the Company’s Common Stock.

We will agree to indemnify the underwriters against liabilities relating to our initial public offering including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

In April 2004, we increased the number of authorized shares to 43.0 million of preferred stock, including 11.0 million of Series D Preferred Stock and 6.3 million of Series E Preferred Stock, and 75.0 million of Common Stock.

On May 18, 2004, we adopted the 2004 Equity Incentive Plan, (the “2004 Plan”), subject to the closing of our initial public offering. The 2004 Plan will initially have up to 14.5 million shares of common stock reserved for issuance there under. The 2004 Plan allows for an annual increase in shares reserved for issuance equal to the lesser of (i) 600,000 shares, (ii) 1.0% of the outstanding shares of common stock upon the closing of the proposed initial public offering or (iii) such lesser amount as determined by the Board of Directors. The 2004 Plan allows for the issuance of incentive and nonqualified stock options to our employees and consultants.

Options granted under the 2004 Plan generally have a term of ten years. The options generally vest 25% one year after the vesting commencement date, and the remaining shares vest one-thirty sixth per month over the remaining thirty-six months.

Under the 2004 Plan, non-employee directors are automatically granted an option to purchase 10,000 shares of common stock at the first meeting of the Board of Directors following the annual meeting of stockholders in each year. The term of the automatic director options is 10 years, and the exercise price per share is no less than 100% of the fair market value of the common stock on the grant date. Upon an occurrence of a change of control all automatic director options not already exercisable accelerate to become exercisable.

On May 18, 2004, we adopted the 2004 Employee Stock Purchase Plan (the “Purchase Plan”), subject to the closing of our initial public offering. The Purchase Plan will initially have 3.0 million shares of common stock reserved for issuance there under. The Purchase Plan allows for an annual increase in shares reserved for issuance equal to the lesser of (i) 300,000 shares or (ii) 0.5% of the outstanding shares of common stock on the effective date of the initial public offering. Under the Purchase Plan, employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lesser of the fair market value of the shares at (i) the participant’s entry date into a six month offering period, or (ii) the end of the offering period. The first offering period under the plan will be for two years. Participants purchase stock using payroll deductions, which may not exceed 10% of their total cash compensation. Offering and purchase periods begin on January 1 and July 1 of each year, with the exception that the first offering period of the Purchase Plan which will begin upon the date of our initial public offering.

NETLOGIC MICROSYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 15—UNAUDITED PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (UNAUDITED):

Pro forma basic and diluted net income per share have been computed to give effect to redeemable convertible preferred stock that will convert to common stock upon the closing of the Company’s initial public offering for the year ended December 31, 2003 and the three months ended March 31, 2004 as if the closing occurred at the beginning of 2003. The following table sets forth the computation of pro forma basic and diluted net income per share (in thousands, except per share data) and assumes that, if needed, the price at which the redeemable convertible preferred stock automatically converts to common stock will be adjusted to assure conversion to common stock:

	Year Ended December 31, 2003 (unaudited)	Three Months Ended March 31, 2004 (unaudited)
Numerator:
Net loss	$(31,960)	$(5,405)

Denominator:
Weighted-average common shares outstanding	14,421	15,538
Less: Unvested common shares subject to repurchase	(2,809)	(1,831)
Add: Adjustments to reflect the weighted average effect of the assumed conversion of Series A, B, C, D and E preferred stock from the date of issuance	38,561	38,561

Total shares used in computing basic and diluted pro forma net income per common share	50,173	52,268

Pro forma net income per common share:
Basic and diluted	$(0.64)	$(0.10)

[INSIDE BACK COVER]

Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Lehman Brothers

UBS Investment Bank

A.G. Edwards

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by us in connection with the offering of the securities being registered, other than the underwriting discounts and commissions. All of the amounts shown are estimates except for the SEC registration fee, and the NASD filing fee and the Nasdaq Stock Market filing fee.

SEC registration fee		$10,930.00
NASD filing fee		9,125.00
Nasdaq Stock Market filing fee*
Blue Sky fees and expenses
Printing and engraving expenses*
Legal fees and expenses*
Accounting fees and expenses*
Transfer agent and registrar fees and expenses*
Directors’ and Officers’ insurance premiums*
Miscellaneous expenses*

Total*	$

*	To be added by amendment

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

As permitted by the DGCL, our bylaws provide that we shall indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by law. The bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability arising out of his or her actions in that capacity if he or she is serving at our request. We have obtained officer and director liability insurance with respect to liabilities arising out of various matters, including matters arising under the Securities Act.

We have entered into agreements with our directors that, among other things, indemnify them for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of the company, arising out of the person’s services as a director or officer of the company or any other company or enterprise to which the person provides services at our request.

Reference is made to Section      of the Purchase Agreement, a copy of which will be filed as Exhibit 1.1 to this registration statement, which provides for indemnification by the underwriters of our directors and officers who sign the registration statement against specified liabilities, including those arising under the Securities Act, in particular circumstances.

Item 15.    Recent Sales of Unregistered Securities

In the three years prior to filing this Registration Statement, we issued and sold the following unregistered securities. None of these sales involved an underwriter, finder or other agent or the payment of any selling commission to any person.

1.	Since April 2001 through March 31, 2004, we have issued options to purchase an aggregate of 8,963,390 shares of common stock to employees, directors and consultants at exercise prices ranging from $0.20 to $0.50 per share pursuant to our 2000 Stock Plan. We have issued an aggregate of 4,774,224 shares of our common stock upon exercise of options previously issued pursuant to the 2000 Stock Plan. In addition, during such period, we have issued stock purchase rights with respect to an aggregate of 422,700 shares as compensation for services rendered (including as incentive bonuses) for no additional consideration. These securities were issued in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act.

2.	In June 2001, we issued and sold an aggregate of 23,520 shares of Series C preferred stock at a per share purchase price of $2.50 to two professional service providers in exchange for services rendered. These securities were issued in reliance on Regulation D promulgated under the Securities Act.

3.	Since June 2001 through March 31, 2004, we have issued to 13 investors an aggregate of 1,708,000 shares of our common stock upon exercise of warrants previously issued. The exercise price for these warrants was $0.20, and these exercises resulted in aggregate proceeds to us of approximately $339,600. These securities were issued in reliance on Section 3(a)(10) of the Securities Act.

4.	In July 2001, we issued and sold an aggregate of 280,000 shares of Series C preferred stock to two accredited investors for an aggregate purchase price of $700,000. These securities were issued in reliance on Regulation D promulgated under the Securities Act.

5.	From August 2001 to July 2002, we issued and sold an aggregate of 7,806,097 shares of Series D preferred stock to 28 accredited investors for an aggregate purchase price of $25,369,815.25. These securities were issued in reliance on Regulation D promulgated under the Securities Act.

6.	In September 2001, in connection with a loan transaction, we issued to a lender a warrant to purchase 52,000 shares of our Series D preferred stock at a warrant exercise price per share of $3.25. These securities were issued in reliance on Regulation D promulgated under the Securities Act.

7.	In June 2002, we issued to Integrated Device Technology, Inc., or IDT, a convertible promissory note in the principal amount of $30,000,000. In October 2002, we advised IDT of our conversion of the convertible promissory note into 6,153,846 shares of our Series E preferred stock in accordance with its terms. The shares are outstanding and will be delivered to IDT in accordance with the terms and conditions of a note purchase agreement. These securities were issued in reliance on Section 4(2) of the Securities Act.

8.	In February and October 2003, in connection with the amendment of an existing loan agreement and the consummation of a new loan agreement, we issued a warrant to each of our two lenders to purchase 4,615 shares and 49,231 shares, respectively, of our Series E preferred stock at a warrant exercise price per share of $4.875. These securities were issued in reliance on Section 4(2) of the Securities Act.

9.	In March 2004, we issued and sold to 11 accredited investors convertible promissory notes in the aggregate principal amount of $7,604,100 and warrants to purchase an aggregate of 306,000 shares of our common stock at a warrant exercise price per share of $0.50. The aggregate purchase price for the notes and warrants was $7,650,000. These securities were issued in reliance on Regulation D promulgated under the Securities Act.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16.    Exhibit and Financial Statement Schedules

(A)    EXHIBITS

1.1	Form of Purchase Agreement

3.1	Restated Certificate of Incorporation of the Registrant, filed on April 16, 2004*

3.2	Restated Certificate of Incorporation of the Registrant immediately prior to completion of the offering**

3.3	Bylaws of the Registrant, as currently in effect*

3.4	Bylaws of the Registrant, as in effect immediately prior to completion of the offering

4.1	Specimen common stock certificate**

4.2	Form of Second Amended and Restated Investor Rights Agreement dated August 31, 2001, as amended by the Amendment to Second Amended and Restated Investor Rights Agreement dated March 18, 2004*

5.1	Opinion of Bingham McCutchen LLP**

10.1	2000 Stock Plan and forms of related agreements*

10.2	Form of 2004 Equity Incentive Plan*

10.3	Form of 2004 Employee Stock Purchase Plan*

10.4	Form of Indemnity Agreement

10.5	License and Technology Transfer Agreement by and between NetLogic Microsystems, Inc. and Micron Technology, Inc. dated December 12, 2002*†

10.6	Amended and Restated Loan and Security Agreement by and between NetLogic Microsystems, Inc. and Silicon Valley Bank dated March 30, 2004†

10.7	AR Financing Loan Agreement by and between NetLogic Microsystems, Inc. and Silicon Valley Bank dated March 30, 2004†

10.8	Intellectual Property Security Agreement by and between NetLogic Microsystems, Inc. and Silicon Valley Bank dated March 30, 2004†

10.9	Form of Note and Warrant Purchase Agreement by and between NetLogic Microsystems, Inc. and the investors named therein dated March 18, 2004*

10.10	Form of Convertible Promissory Note dated March 18, 2004*

10.11	Form of Warrant to Purchase Common Stock dated March 18, 2004*

10.12	Form of Promissory Note Secured by Pledge of Stock issued to NetLogic Microsystems, Inc. by certain officers thereof*

10.13	Standard Office Lease by and between NetLogic Microsystems, Inc. and Pecten Court Associates dated April 28, 1995, as amended

10.14	Sublease by and between NetLogic Microsystems, Inc. and ePeople dated July 28, 2000, as amended

10.15	Standard Form Lease by and between NetLogic Microsystems, Inc. and Mission West Properties, L.P. dated May 3, 2004

10.16	Employment offer letter, dated April 12, 2000, between the Company and Ronald Jankov

10.17	Employment offer letter, dated July 2, 2002, between the Company and Dimitrios Dimitrelis

10.18	Employment offer letter, dated March 15, 2002, between the Company and Ibrahim Korgav, as amended

10.19	Employment offer letter, dated February 9, 1996, between the Company and Varadarajan Srinivasan

10.20	Employment offer letter, dated June 7, 1999, between the Company and Marcia Zander

10.21	Employment offer letter, dated December 5, 2003, between the Company and Donald Witmer

23.1	Consent of PricewaterhouseCoopers LLP Independent Accountants

23.2	Consent of Bingham McCutchen LLP (included in Exhibit 5.1)**

24.1	Powers of Attorney*

*	Previously filed.
**	To be filed by amendment.
†	Confidential treatment has been requested for certain portions of this exhibit.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters, a the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, state of California, on the 19th day of May, 2004.

NETLOGIC MICROSYSTEMS, INC.

By	/s/ RONALD JANKOV
Ronald Jankov President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RONALD JANKOV Ronald Jankov	Director, President and Chief Executive Officer (Principal Executive Officer)	May 19, 2004

/s/ DONALD WITMER Donald Witmer	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 19, 2004

/s/ LEONARD PERHAM* Leonard Perham	Chairman of the Board	May 19, 2004

/s/ LIONEL ALLAN* Lionel Allan	Director	May 19, 2004

/s/ DOUGLAS BROYLES* Douglas Broyles	Director	May 19, 2004

/s/ STEVE DOMENIK* Steve Domenik	Director	May 19, 2004

/s/ NORMAN GODINHO* Norman Godinho	Director	May 19, 2004

/s/ VARADARAJAN SRINIVASAN* Varadarajan Srinivasan	Director	May 19, 2004

*By:	/s/ RONALD JANKOV
Ronald Jankov, Attorney-in-Fact

EXHIBIT INDEX

1.1	Form of Purchase Agreement

3.1	Restated Certificate of Incorporation of the Registrant, filed on April 16, 2004*

3.2	Restated Certificate of Incorporation of the Registrant immediately prior to closing of the offering**

3.3	Bylaws of the Registrant, as currently in effect*

3.4	Bylaws of the Registrant, as in effect immediately prior to closing of the offering

4.1	Specimen common stock certificate**

4.2	Form of Second Amended and Restated Investor Rights Agreement dated August 31, 2001, as amended by the Amendment to Second Amended and Restated Investor Rights Agreement dated March 18, 2004*

5.1	Opinion of Bingham McCutchen LLP**

10.1	2000 Stock Plan and forms of related agreements*

10.2	Form of 2004 Equity Incentive Plan*

10.3	Form of 2004 Employee Stock Purchase Plan*

10.4	Form of Indemnity Agreement

10.5	License and Technology Transfer Agreement by and between NetLogic Microsystems, Inc. and Micron Technology, Inc. dated December 12, 2002*†

10.6	Amended and Restated Loan and Security Agreement by and between NetLogic Microsystems, Inc. and Silicon Valley Bank dated March 30, 2004†

10.7	AR Financing Loan Agreement by and between NetLogic Microsystems, Inc. and Silicon Valley Bank dated March 30, 2004†

10.8	Intellectual Property Security Agreement by and between NetLogic Microsystems, Inc. and Silicon Valley Bank dated March 30, 2004†

10.9	Form of Note and Warrant Purchase Agreement by and between NetLogic Microsystems, Inc. and the investors named therein dated March 18, 2004*

10.10	Form of Convertible Promissory Note dated March 18, 2004*

10.11	Form of Warrant to Purchase Common Stock dated March 18, 2004*

10.12	Form of Promissory Note Secured by Pledge of Stock issued to NetLogic Microsystems, Inc. by certain officers thereof*

10.13	Standard Office Lease by and between NetLogic Microsystems, Inc. and Pecten Court Associates dated April 28, 1995, as amended

10.14	Sublease by and between NetLogic Microsystems, Inc. and ePeople dated July 28, 2000, as amended

10.15	Standard Form Lease by and between NetLogic Microsystems, Inc. and Mission West Properties, L.P. dated May 3, 2004

10.16	Employment offer letter, dated April 12, 2000, between the Company and Ronald Jankov

10.17	Employment offer letter, dated July 2, 2002, between the Company and Dimitrios Dimitrelis

10.18	Employment offer letter, dated March 15, 2002, between the Company and Ibrahim Korgav, as amended

10.19	Employment offer letter, dated February 9, 1996, between the Company and Varadarajan Srinivasan

10.20	Employment offer letter, dated June 7, 1999, between the Company and Marcia Zander

10.21	Employment offer letter, dated December 5, 2003, between the Company and Donald Witmer

23.1	Consent of PricewaterhouseCoopers LLP Independent Accountants

23.2	Consent of Bingham McCutchen LLP (included in Exhibit 5.1)**

24.1	Powers of Attorney*

*	Previously filed.
**	To be filed by amendment.
†	Confidential treatment has been requested for certain portions of this exhibit.